# SECURITIES AND EXCHANGE COMMISSION

## WASHINGTON, D.C. 20549

## FORM 6-K







REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July

ORIX Corporation
(Translation of registrant's name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
(Registrant)



By.....................
Masaru Hattori
Corporate Executive Officer
Accounting Department
General Affairs Department
ORIX Corporation

Date: July 12, 2002

**Material Contained in this Report**

1. Annual report, investors' guide, and 20-F for the year ended March 31, 2002.



ORIX

Value Solutions

# Changing Challenges, Challenging Changes

INVESTORS' GUIDE 2002

Innovation

Value Creation

Teamwork

Knowledge Sharing

Experience

ORIX Corporation

# Contents
# 目次



Notes: 1. In preparing the accompanying consolidated financial statements, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, modified for the accounting for stock splits.
2. All dollar amounts contained in these materials represent translations of yen at an exchange rate of ¥133.25=$1. All dollar amounts refer to U.S. currency unless otherwise specified.
3. Average figures (e.g. Total Assets and Shareholders' Equity) were calculated by taking the simple arithmetic average of a given year's figures and that of the previous year's figures.

注: 1. オリックス株式会社および子会社の連結財務諸表の作成にあたっては、株式分割の会計処理を除き、米国において一般に公正妥当と認められる会計処理基準に準拠しております。
2. 以下のあらゆる資料において1ドル=133.25円で換算しております。特に定めのない限り、すべてのドルは米ドルとしております。
3. 期中平均数値(例えば総資産や株主資本)は、前年度の数値との平均値を単純な計算方法を用いて算出しております。

# Financial Highlights
# 財務ハイライト

**Total Revenues** 営業収益 / **Operating Margin** 営業利益率


(¥ billion/10 億円)
(%)
750
600
450
300
150
0
15.0
12.0
9.0
6.0
3.0
0.0
507.1
593.9
616.5
586.1
658.5
6.1
5.2
8.6
9.7
11.1
98/3
99/3
00/3
01/3
02/3


Operating Margin = Operating Income/Total Revenues
営業利益率 ＝ 営業利益／営業収益

**Net Income** 当期純利益 / **Return on Equity** 株主資本利益率(ROE)


(¥ billion/10 億円)
(%)
40
30
20
10
0
10.0
7.5
5.0
2.5
0.0
23.7
25.6
30.6
34.2
40.3
7.6
8.0
8.1
7.7
8.4
98/3
99/3
00/3
01/3
02/3


Return on Equity = Net Income/Average Shareholders' Equity
株主資本利益率 ＝ 当期純利益／株主資本期中平均残高

**Book Value Per Share** 1株当たり純資産 / **Diluted Earnings Per Share** 希薄化後1株当たり当期純利益


(¥/円)
(¥/円)
6,000
4,500
3,000
1,500
0
600
450
300
150
0
4,042
4,232
5,199
5,646
6,008
305.3
330.4
377.0
401.0
467.1
98/3
99/3
00/3
01/3
02/3


**Total Assets** 総資産 / **Return on Assets** 総資本利益率(ROA)


(¥ billion/10 億円)
(%)
7,500
6,000
4,500
3,000
1,500
0
1.0
0.8
0.6
0.4
0.2
0.0
5,574
5,348
5,342
5,591
6,350
0.5
0.5
0.6
0.6
0.7
98/3
99/3
00/3
01/3
02/3


Return on Assets = Net Income/Average Assets
総資本利益率 ＝ 当期純利益／総資産期中平均残高

**Shareholders' Equity** 株主資本 / **Shareholders' Equity Ratio** 株主資本比率


(¥ billion/10 億円)
(%)
500
400
300
200
100
0
10
8
6
4
2
0
313.8
327.8
425.7
461.3
502.5
5.6
6.1
8.0
8.3
7.9
98/3
99/3
00/3
01/3
02/3


Shareholders' Equity Ratio = Shareholders' Equity/Assets
株主資本比率 ＝ 株主資本期末残高／総資産期末残高

**Total Debt** 長短借入債務及び預金 / **Debt/Equity Ratio** D/E比率


(¥ billion/10 億円)
(Times/倍)
5,000
4,000
3,000
2,000
1,000
0
15
12
9
6
3
0
4,629
4,274
4,010
4,071
4,680
14.7
13.0
9.4
8.8
9.3
98/3
99/3
00/3
01/3
02/3


Debt/Equity Ratio = Short- and Long-Term Debt and Deposits/ Shareholders' Equity
D/E比率 ＝ 長短借入債務および預金／株主資本

# GROUP NETWORK
# グループネットワーク

## DOMESTIC NETWORK
## 国内拠点

ORIX's extensive domestic network of subsidiaries comprises 644 offices.
The number of offices in each region is indicated in brackets.

オリックスの国内拠点数は644であり、各地方での拠点数は会社毎に（ ）で示されています。



### ○ HOKKAIDO (49)
北海道
ORIX (3)
オリックス
ORIX Auto Leasing (3)
オリックス・オート・リース
ORIX Rentec (1)
オリックス・レンテック
ORIX Rent-A-Car (29)
オリックス・レンタカー
X Rent-A-Car (3)
エックスレンタカー
ORIX Life Insurance (1)
オリックス生命保険
Sun Leasing (1)
サンリース
IFCO (1)
イフコ
IFCO Rent-A-Car (7)
イフコレンタカー

### ○ KINKI (97)
近畿地方
ORIX (12)
オリックス
ORIX Alpha (2)
オリックス・アルファ
ORIX Auto Leasing (7)
オリックス・オート・リース
ORIX Rentec (5)
オリックス・レンテック
ORIX Credit (1)
オリックス・クレジット
ORIX Capital (1)
オリックス・キャピタル
ORIX Rent-A-Car (26)
オリックス・レンタカー
X Rent-A-Car (12)
エックスレンタカー
ORIX Securities (1)
オリックス証券
ORIX Estate (2)
オリックス・エステート
ORIX Interior (1)
オリックス・インテリア
ORIX Baseball Club (4)
オリックス野球クラブ
ORIX Club (1)
オリックス倶楽部
ORIX Life Insurance (6)
オリックス生命保険
ORIX Trust and Banking (1)
オリックス信託銀行
BlueWave (2)
ブルーウェーブ
ORIX Real Estate (1)
オリックス・リアルエステート
ORIX Asset Management and Loan Services (1)
オリックス債権回収
Sun Leasing (1)
サンリース
ORIX GOLF (1)
オリックス・ゴルフ
Senko Leasing (1)
センコーリース
IFCO (1)
イフコ
IFCO Rent-A-Car (2)
イフコレンタカー
Kansai Maintenance (4)
関西メンテナンス
Nihon Jisho (1)
日本地所

### ○ CHUGOKU (30)
中国地方
ORIX (4)
オリックス
ORIX Auto Leasing (4)
オリックス・オート・リース
ORIX Rentec (2)
オリックス・レンテック
ORIX Rent-A-Car (7)
オリックス・レンタカー
X Rent-A-Car (2)
エックスレンタカー
ORIX Life Insurance (1)
オリックス生命保険
ORIX GOLF (2)
オリックス・ゴルフ
IFCO (1)
イフコ
Hiroshima General Leasing (7)
広島総合リース

### ○ TOHOKU (47)
東北地方
ORIX (8)
オリックス
ORIX Auto Leasing (6)
オリックス・オート・リース
ORIX Rentec (3)
オリックス・レンテック
ORIX Rent-A-Car (13)
オリックス・レンタカー
X Rent-A-Car (10)
エックスレンタカー
ORIX Life Insurance (1)
オリックス生命保険
IFCO (2)
イフコ
IFCO Rent-A-Car (3)
イフコレンタカー
Nihon Jisho (1)
日本地所

### ○ TOKYO (105)
東京
ORIX (14)
オリックス
ORIX Alpha (1)
オリックス・アルファ
ORIX Auto Leasing (3)
オリックス・オート・リース
ORIX Rentec (10)
オリックス・レンテック
ORIX Maritime (1)
オリックス・マリタイム
ORIX Credit (2)
オリックス・クレジット
ORIX Capital (1)
オリックス・キャピタル
ORIX Rent-A-Car (27)
オリックス・レンタカー
X Rent-A-Car (6)
エックスレンタカー
ORIX Securities (1)
オリックス証券
ORIX Aircraft (1)
オリックス・エアクラフト
ORIX Interior (1)
オリックス・インテリア
ORIX Baseball Club (1)
オリックス野球クラブ
ORIX Club (1)
オリックス倶楽部
ORIX Life Insurance (6)
オリックス生命保険
BlueWave (1)
ブルーウェーブ
ORIX Eco Services (1)
オリックス環境
ORIX Trust and Banking (4)
オリックス信託銀行
ORIX Real Estate (1)
オリックス・リアルエステート
ORIX Investment (1)
オリックス・インベストメント
ORIX Asset Management and Loan Services (2)
オリックス債権回収
Sun Leasing (1)
サンリース
ORIX GOLF (1)
オリックス・ゴルフ
ORIX Asset Management (1)
オリックス・アセットマネジメント
Senko Leasing (3)
センコーリース
IFCO (2)
イフコ
IFCO Rent-A-Car (2)
イフコレンタカー
Nihon Jisho (1)
日本地所
Other (8)
その他

### ○ KYUSHU (84) (Inc. OKINAWA)
九州・沖縄地方
ORIX (7)
オリックス
ORIX Auto Leasing (8)
オリックス・オート・リース
ORIX Rentec (4)
オリックス・レンテック
ORIX Credit (1)
オリックス・クレジット
ORIX Rent-A-Car (39)
オリックス・レンタカー
X Rent-A-Car (10)
エックスレンタカー
ORIX Securities (1)
オリックス証券
ORIX Club (1)
オリックス倶楽部
ORIX Life Insurance (2)
オリックス生命保険
ORIX Trust and Banking (1)
オリックス信託銀行
ORIX Call Center (2)
オリックス・コールセンター
Sun Leasing (1)
サンリース
Senko Leasing (3)
センコーリース
IFCO (2)
イフコ
IFCO Rent-A-Car (2)
イフコレンタカー

### ○ SHIKOKU (13)
四国地方
ORIX (3)
オリックス
ORIX Auto Leasing (3)
オリックス・オート・リース
ORIX Rent-A-Car (4)
オリックス・レンタカー
X Rent-A-Car (2)
エックスレンタカー
IFCO (1)
イフコ

### ○ CHUBU (91)
中部地方
ORIX (14)
オリックス
ORIX Alpha (1)
オリックス・アルファ
ORIX Auto Leasing (12)
オリックス・オート・リース
ORIX Rentec (8)
オリックス・レンテック
ORIX Credit (1)
オリックス・クレジット
ORIX Rent-A-Car (32)
オリックス・レンタカー
X Rent-A-Car (10)
エックスレンタカー
ORIX Life Insurance (4)
オリックス生命保険
BlueWave (1)
ブルーウェーブ
Sun Leasing (1)
サンリース
Senko Leasing (1)
センコーリース
IFCO (2)
イフコ
IFCO Rent-A-Car (3)
イフコレンタカー
Nihon Jisho (1)
日本地所

### ○ KANTO (128)
関東地方
ORIX (11)
オリックス
ORIX Alpha (1)
オリックス・アルファ
ORIX Auto Leasing (7)
オリックス・オート・リース
ORIX Rentec (12)
オリックス・レンテック
ORIX Rent-A-Car (42)
オリックス・レンタカー
X Rent-A-Car (25)
エックスレンタカー
ORIX Life Insurance (3)
オリックス生命保険
ORIX Trust and Banking (1)
オリックス信託銀行
BlueWave (1)
ブルーウェーブ
ORIX GOLF (3)
オリックス・ゴルフ
Senko Leasing (1)
センコーリース
IFCO (1)
イフコ
IFCO Rent-A-Car (20)
イフコレンタカー

(As of March 31, 2002/2002年3月31日現在)

## International Network
## 海外拠点

ORIX has a global network that spans 22 countries and regions worldwide. ORIX has 205 locations throughout the United States, Asia, Oceania, Europe, the Middle East and Northern Africa. The number of offices in each region is indicated in brackets.

オリックスのネットワークは世界22カ国・地域にわたります。海外は米国、アジア、大洋州、欧州、中東、北アフリカなど205拠点におよんでおり、各国・地域での拠点数は会社毎に( )で表示されています(関連会社を含む)。



United Kingdom (4)
イギリス
ORIX Europe Limited (1)
ORIX Corporate Finance Limited (1)
ORIX Investment & Development Capital Limited (1)
ORIX Rentec Limited (1)
China (Hong Kong) (3)
香港特別行政区
ORIX Asia Limited (1)
ORIX HOTELS INTERNATIONAL PRIVATE LIMITED (2)
South Korea (1)
韓国
ORIX Rentec (Korea) Corporation (1)
Poland (4)
ポーランド
ORIX Polska S.A. (4)
Ireland (2)
アイルランド
ORIX Ireland Limited (1)
ORIX Aviation Systems Limited (1)
USA (24)
アメリカ
ORIX USA Corporation (3)
ORIX Real Estate Equities, Inc. (8)
ORIX Financial Services, Inc. (9)
ORIX Capital Markets, LLC (4)
Pakistan (12)
パキスタン
ORIX Leasing Pakistan Limited (11)
ORIX Investment Bank Pakistan Limited (1)
India (48)
インド
INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED (5)
ORIX Auto Finance (India) Limited (10)
INVESTSMART INDIA LIMITED (25)
SCHOOLNET INDIA LIMITED (8)
Taiwan (7)
台湾
ORIX Taiwan Corporation (6)
ORIX Auto Leasing Taiwan Corporation (1)
Bermuda (3)
バミューダ
Stockton Holdings Limited (3)
Philippines (6)
フィリピン
ORIX METRO Leasing and Finance Corporation (6)
Australia (30)
オーストラリア
ORIX Australia Corporation Limited (15)
Ranger Truck Rental and Leasing Pty Limited (9)
AUSTRAL MERCANTILE COLLECTIONS PTY LIMITED (1)
ORIX Hire Pty Limited (5)
Egypt (2)
エジプト
ORIX Leasing Egypt SAE (2)
Thailand (3)
タイ
Thai ORIX Leasing Co.,Ltd. (2)
ORIX Auto Leasing (Thailand) Co., Ltd. (1)
New Zealand (10)
ニュージーランド
ORIX New Zealand Limited (10)
Saudi Arabia (2)
サウジアラビア
Saudi ORIX Leasing Company (2)
Oman (3)
オマーン
Oman ORIX Leasing Company SAOG (3)
Indonesia (9)
インドネシア
PT. ORIX Indonesia Finance (9)
Singapore (7)
シンガポール
ORIX Leasing Singapore Limited (1)
ORIX Investment and Management Private Limited (1)
ORIX CAR RENTALS PTE. LTD. (1)
ORIX COMMODITIES SINGAPORE PTE. LTD. (1)
ORIX Rentec (Singapore) Pte. Limited (1)
ORIX Capital Resources Limited (1)
ORIX Ship Resources Private Limited (1)
Sri Lanka (7)
スリランカ
Lanka ORIX Leasing Company Limited (7)
Malaysia (18)
マレーシア
ORIX Leasing Malaysia Berhad (11)
ORIX Car Rentals Sdn. Bhd. (4)
ORIX Rentec (Malaysia) Sdn. Bhd. (3)


(As of March 31, 2002/2002年3月31日現在)

## REVENUES
## 営業収益


(¥ billion／10億円)
700
600
500
400
300
200
100
0
507.1
593.9
616.5
586.1
658.5
98
99
00
01
02
Direct Financing Leases /ファイナンス・リース収益
Operating Leases /オペレーティング・リース収益
Interest on Loans and Investment Securities /
貸付金および有価証券利息
Brokerage Commissions and Gains on Investment Securities /
有価証券仲介手数料および売却益
Life Insurance Premiums and Related Investment Income /
生命保険料収入および運用益
Interest Income on Deposits /預金利息
Other Operating Revenues /その他の営業収入

### Revenues
### 営業収益

| | (¥ billion／10億円) | | | | | | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 1998 | | 1999 | | 2000 | | 2001 | | **2002** | | **2002** |
| Direct Financing Leases<br>ファイナンス・リース収益 | 149.4 | (29.5%) | 143.2 | (24.1%) | 130.8 | (21.2%) | 122.0 | (20.8%) | **121.9** | **(18.5%)** | **915** |
| Operating Leases<br>オペレーティング・リース収益 | 97.7 | (19.3%) | 92.4 | (15.6%) | 100.5 | (16.3%) | 113.5 | (19.4%) | **120.8** | **(18.3%)** | **907** |
| Interest on Loans and Investment Securities<br>貸付金および有価証券利息 | 95.0 | (18.7%) | 100.5 | (16.9%) | 97.4 | (15.8%) | 109.4 | (18.7%) | **122.0** | **(18.5%)** | **915** |
| Brokerage Commissions and Gains on Investment Securities<br>有価証券仲介手数料および売却益 | 8.1 | (1.6%) | 7.4 | (1.2%) | 19.7 | (3.2%) | 12.1 | (2.1%) | **18.4** | **(2.8%)** | **138** |
| Life Insurance Premiums and Related Investment Income<br>生命保険料収入および運用益 | 126.0 | (24.9%) | 196.3 | (33.0%) | 205.8 | (33.4%) | 158.3 | (27.0%) | **152.3** | **(23.1%)** | **1,143** |
| Interest Income on Deposits<br>預金利息 | 3.4 | (0.7%) | 6.7 | (1.1%) | 3.9 | (0.6%) | 2.5 | (0.4%) | **1.4** | **(0.2%)** | **10** |
| Other Operating Revenues<br>その他の営業収入 | 27.5 | (5.4%) | 47.5 | (8.0%) | 58.4 | (9.5%) | 68.3 | (11.7%) | **121.7** | **(18.5%)** | **913** |
| Total<br>合計 | 507.1 | (100%) | 593.9 | (100%) | 616.5 | (100%) | 586.1 | (100%) | **658.5** | **(100%)** | **4,942** |

## Expenses
## 営業費用


(¥ billion／10億円)
600
500
400
300
200
100
0
476.1
562.9
563.6
529.0
585.1
98
99
00
01
02
Interest Expense/支払利息
Depreciation–Operating Leases / オペレーティング・リース資産減価償却費
Life Insurance Costs /生命保険費用
Other Operating Expenses /その他の営業費用
Selling, General and Administrative Costs /販売費および一般管理費
Provision for Doutbful Receivables and Possible Loan Losses / 貸倒引当金繰入額
Write-downs of Long Lived Assets /長期性資産評価損
Write-downs of Securities /有価証券評価損
Foreign Currency Transaction Loss (Gain), Net /為替差損(益)

### Expenses
### 営業費用

| | (¥ billion／10億円) | | | | | | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 1998 | | 1999 | | 2000 | | 2001 | | **2002** | | **2002** |
| Interest Expense<br>支払利息 | 142.2 | (29.9%) | 140.8 | (25.0%) | 115.0 | (20.4%) | 109.3 | (20.7%) | **90.3** | **(15.4%)** | **678** |
| Depreciation–Operating Leases<br>オペレーティング・リース資産減価償却費 | 59.2 | (12.4%) | 57.4 | (10.2%) | 60.8 | (10.8%) | 68.3 | (12.9%) | **77.0** | **(13.2%)** | **578** |
| Life Insurance Costs<br>生命保険費用 | 115.9 | (24.3%) | 186.8 | (33.2%) | 193.7 | (34.4%) | 143.7 | (27.2%) | **139.8** | **(23.9%)** | **1,049** |
| Other Operating Expenses<br>その他の営業費用 | 13.8 | (2.9%) | 31.5 | (5.6%) | 38.3 | (6.8%) | 43.6 | (8.2%) | **79.1** | **(13.5%)** | **594** |
| Selling, General and Administrative Costs<br>販売費および一般管理費 | 79.7 | (16.7%) | 82.4 | (14.6%) | 91.0 | (16.1%) | 101.2 | (19.1%) | **126.3** | **(21.6%)** | **948** |
| Provision for Doutbful Receivables and Possible Loan Losses<br>貸倒引当金繰入額 | 49.4 | (10.4%) | 51.8 | (9.2%) | 45.6 | (8.1%) | 44.6 | (8.4%) | **51.4** | **(8.8%)** | **385** |
| Write-downs of Long Lived Assets<br>長期性資産評価損 | 8.8 | (1.8%) | 0.6 | (0.1%) | 7.9 | (1.4%) | 4.1 | (0.8%) | **2.7** | **(0.5%)** | **20** |
| Write-downs of Securities<br>有価証券評価損 | 0.9 | (0.2%) | 11.1 | (2.0%) | 12.3 | (2.2%) | 10.8 | (2.1%) | **19.7** | **(3.4%)** | **148** |
| Foreign Currency Transaction Loss (Gain), Net<br>為替差損(益) | 6.3 | (1.3%) | 0.4 | (0.1%) | (0.8) | (-0.1%) | 3.4 | (0.6%) | **(1.4)** | **(-0.2%)** | **(10)** |
| Total<br>合計 | 476.1 | (100%) | 562.9 | (100%) | 563.6 | (100%) | 529.0 | (100%) | **585.1** | **(100%)** | **4,391** |

# Income, Taxes & Shareholders' Equity
# 利益・法人税等・株主資本




Net Income
当期純利益
Diluted Earnings Per Share
希薄化後1株当たり当期純利益
(¥ billion／10億円)
(¥／円)
50
40
30
20
10
0
500
400
300
200
100
0
305.3
330.4
377.0
401.0
467.1
23.7
25.6
30.6
34.2
40.3
98
99
00
01
02
Net Income/当期純利益
Diluted Earnings Per Share/1株当たり当期純利益(希薄化後)





Shareholders' Equity
株主資本
Book Value Per Share
1株当たり純資産
(¥ billion／10億円)
(¥／円)
600
450
300
150
0
6,000
4,500
3,000
1,500
0
4,042
4,232
5,199
5,646
6,008
313.8
327.8
425.7
461.3
502.5
98
99
00
01
02
Shareholders' Equity /株主資本
Book Value Per Share /1株当たり純資産


### Income, Taxes & Shareholders' Equity
### 利益・法人税等・株主資本

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Operating Income<br>営業利益 | 31.0 | 31.0 | 52.9 | 57.1 | **73.4** | **551** |
| Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates<br>持分法投資損益および関連会社株式売却損益 | 7.4 | (3.7) | (0.8) | 2.1 | **(0.3)** | **(2)** |
| Income before Income Taxes<br>経常利益(＝税引前利益) | 38.4 | 27.3 | 52.0 | 59.2 | **73.0** | **548** |
| Overseas<br>海外 | 10.2 | 11.6 | 18.8 | 3.2 | **10.6** | **80** |
| Japan<br>日本 | 28.2 | 15.7 | 33.2 | 56.1 | **62.4** | **468** |
| Provision for Income Taxes<br>法人税等 | 14.7 | 1.7 | 21.4 | 25.1 | **32.9** | **247** |
| Overseas<br>海外 | 4.6 | 10.2 | 6.7 | (0.6) | **4.8** | **36** |
| Japan<br>日本 | 10.0 | (8.5) | 14.7 | 25.7 | **28.1** | **211** |
| Income Before Cumulative Effect of a Change in Accounting Principle<br>会計基準の変更による累積影響額前利益 | 23.7 | 25.6 | 30.6 | 34.2 | **40.1** | **301** |
| Overseas<br>海外 | 5.6 | 1.4 | 12.1 | 3.8 | **5.8** | **44** |
| Japan<br>日本 | 18.2 | 24.2 | 18.5 | 30.3 | **34.3** | **258** |
| Cumulative Effect of a Change in Accounting Principle<br>会計基準の変更による累積影響額 | – | – | – | – | **0.1** | **1** |
| Net Income<br>当期純利益 | 23.7 | 25.6 | 30.6 | 34.2 | **40.3** | **302** |
| Overseas<br>海外 | 5.6 | 1.4 | 12.1 | 3.8 | **5.7** | **43** |
| Japan<br>日本 | 18.2 | 24.2 | 18.5 | 30.3 | **34.5** | **260** |
| Shareholders' Equity<br>株主資本 | 313.8 | 327.8 | 425.7 | 461.3 | **502.5** | **3,771** |
| ROE<br>株主資本利益率 | 7.6% | 8.0% | 8.1% | 7.7% | **8.4%** | **8.4%** |
| ROA<br>総資本利益率 | 0.5% | 0.5% | 0.6% | 0.6% | **0.7%** | **0.7%** |
| Basic Earnings Per Share (Yen)<br>1株当たり当期純利益(基本的)(円) | 305.3 | 330.4 | 385.3 | 417.8 | **489.2** | **3.7** |
| Diluted Earnings Per Share (Yen)<br>1株当たり当期純利益(希薄化後)(円) | 305.3 | 330.4 | 377.0 | 401.0 | **467.1** | **3.5** |
| Book Value Per Share (Yen)<br>1株当たり純資産(円) | 4,041.9 | 4,232.0 | 5,199.1 | 5,646.1 | **6,007.5** | **45.1** |

# Operating Assets
# 営業資産

## Operating Assets
## 営業資産の内訳



(¥ billion／10億円)
6,000
4,000
2,000
0
4,982
4,775
4,765
5,030
5,528
98
99
00
01
02


- Investment in Direct Financing Leases /ファイナンス・リース投資
- Investment in Operating Leases /オペレーティング・リース投資
- Installment Loans /営業貸付金
- Investment in Securities /投資有価証券
- Other Operating Assets /その他営業資産

## New Business Volumes
## 新規実行高



(¥ billion／10億円)
3,000
2,000
1,000
0
2,160
2,054
2,218
2,133
3,019
98
99
00
01
02


- Direct Financing Leases: New Equipment Acquisitions / ファイナンス・リース新規実行高(購入金額ベース)
- Installment Loans /営業貸付金新規貸付額
- Operating Leases /オペレーティング・リース新規購入額
- Investment in Securities /投資有価証券新規購入額
- Other Operating Assets /その他営業資産新規投資額

## Operating Assets
## 営業資産の内訳

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Investment in Direct Financing Leases<br>ファイナンス・リース投資 | 2,186.0 (43.9%) | 1,952.8 (40.9%) | 1,745.0(36.6%) | 1,657.7(33.0%) | **1,658.7 (30.0%)** | **12,448** |
| Investment in Operating Leases<br>オペレーティング・リース投資 | 435.1 (8.7%) | 411.2 (8.6%) | 397.6 (8.3%) | 451.2 (9.0%) | **474.5 (8.6%)** | **3,561** |
| Installment Loans<br>営業貸付金 | 1,794.8 (36.0%) | 1,761.9 (36.9%) | 1,791.4(37.6%) | 1,846.5(36.7%) | **2,273.3 (41.1%)** | **17,060** |
| Investment in Securities<br>投資有価証券 | 500.4 (10.0%) | 576.2 (12.1%) | 758.4(15.9%) | 942.2(18.7%) | **861.3 (15.6%)** | **6,464** |
| Other Operating Assets<br>その他営業資産 | 65.8 (1.3%) | 73.3 (1.5%) | 72.5 (1.5%) | 132.0 (2.6%) | **260.4 (4.7%)** | **1,954** |
| Total<br>合計 | 4,982.2 (100%) | 4,775.4 (100%) | 4,764.8 (100%) | 5,029.6 (100%) | **5,528.1 (100%)** | **41,487** |

## New Business Volumes
## 新規実行高

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Direct Financing Leases: New Receivables Added<br>ファイナンス・リース新規実行高(受取金額ベース) | 1,227.7 – | 1,076.4 – | 1,073.1 – | 842.4 – | **1,083.1 –** | **8,128** |
| Direct Financing Leases: New Equipment Acquisitions<br>ファイナンス・リース新規実行高(購入金額ベース) | 1,093.5 (50.6%) | 913.2 (44.5%) | 905.9(40.8%) | 723.3 (33.9%) | **980.4 (32.5%)** | **7,357** |
| Installment Loans<br>営業貸付金新規貸付額 | 715.0 (33.1%) | 706.8 (34.4%) | 807.5(36.4%) | 740.6 (34.7%) | **1,340.4 (44.4%)** | **10,059** |
| Operating Leases<br>オペレーティング・リース新規購入額 | 98.6 (4.6%) | 92.3 (4.5%) | 101.0 (4.6%) | 143.2 (6.7%) | **146.2 (4.8%)** | **1,097** |
| Investment in Securities<br>投資有価証券新規購入額 | 217.2 (10.1%) | 302.0 (14.7%) | 333.2(15.0%) | 397.2 (18.6%) | **348.3 (11.5%)** | **2,614** |
| Other Operating Assets<br>その他営業資産新規投資額 | 35.9 (1.7%) | 39.7 (1.9%) | 70.4 (3.2%) | 129.0 (6.0%) | **204.1 (6.8%)** | **1,532** |
| Total<br>合計 | 2,160.2 (100%) | 2,054.0 (100%) | 2,218.1(100%) | 2,133.3 (100%) | **3,019.5 (100%)** | **22,660** |

Note: Total figures for new business volumes based on "New Equipment Acquisitions" for Direct Financing Leases.
注：新規実行高の合計はファイナンス・リース新規実行高(購入金額ベース)を使用。

# Direct Financing Leases
# ファイナンス・リース

## Direct Financing Lease Revenues
## ファイナンス・リース収益



(¥ billion／10億円)
150
149.4
143.2
130.8
122.0
121.9
100
50
0
98
99
00
01
02
Overseas /海外
Japan /日本


## Investment in Direct Financing Leases by Equipment Category
## ファイナンス・リース投資残高・機種別内訳



(¥ billion／10億円)
2,400
2,186
1,953
1,800
1,745
1,658
1,659
1,200
600
0
98
99
00
01
02
Information Related & Office Equipment/情報関連機器・事務機器
Industrial Equipment/産業工作機械
Commercial Services Equipment/商業・サービス業用機械設備
Transportation Equipment/輸送機器
Other/その他


## Direct Financing Lease Revenues
## ファイナンス・リース収益

(¥ billion／10億円) US$ million (百万ドル)

| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
|---|---|---|---|---|---|---|
| Overseas 海外 | 52.8 (35.4%) | 46.3 (32.3%) | 43.9 (33.6%) | 44.6 (36.6%) | **37.8 (31.0%)** | **283** |
| Japan 日本 | 96.5 (64.6%) | 96.9 (67.7%) | 86.9 (66.4%) | 77.4 (63.4%) | **84.2 (69.0%)** | **632** |
| Total 合計 | 149.4 (100%) | 143.2 (100%) | 130.8 (100%) | 122.0 (100%) | **121.9 (100%)** | **915** |

## Investment in Direct Financing Leases
## ファイナンス・リース投資残高

(¥ billion／10億円) US$ million (百万ドル)

| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
|---|---|---|---|---|---|---|
| Overseas 海外 | 478.7 (21.9%) | 472.3 (24.2%) | 426.9 (24.5%) | 464.4 (28.0%) | **403.1 (24.3%)** | **3,025** |
| Japan 日本 | 1,707.3 (78.1%) | 1,480.5 (75.8%) | 1,318.0 (75.5%) | 1,193.3 (72.0%) | **1,255.5 (75.7%)** | **9,422** |
| Total 合計 | 2,186.0 (100%) | 1,952.8 (100%) | 1,745.0 (100%) | 1,657.7 (100%) | **1,658.7 (100%)** | **12,448** |

## Investment in Direct Financing Leases by Equipment Category
## ファイナンス・リース投資残高・機種別内訳

(¥ billion／10億円) US$ million (百万ドル)

| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
|---|---|---|---|---|---|---|
| Information Related & Office Equipment 情報関連機器・事務機器 | 623.2 (28.5%) | 493.3 (25.3%) | 373.3 (21.4%) | 334.2 (20.2%) | **262.5 (15.8%)** | **1,970** |
| Industrial Equipment 産業工作機械 | 473.1 (21.6%) | 444.3 (22.7%) | 394.6 (22.6%) | 372.5 (22.5%) | **286.9 (17.3%)** | **2,153** |
| Commercial Services Equipment 商業・サービス業用機械設備 | 273.7 (12.5%) | 224.1 (11.5%) | 194.8 (11.2%) | 193.6 (11.7%) | **186.1 (11.2%)** | **1,397** |
| Transportation Equipment 輸送機器 | 443.5 (20.3%) | 414.1 (21.2%) | 398.5 (22.8%) | 415.2 (25.0%) | **603.8 (36.4%)** | **4,532** |
| Other その他 | 372.5 (17.0%) | 377.1 (19.3%) | 383.8 (22.0%) | 342.1 (20.6%) | **319.2 (19.2%)** | **2,396** |
| Total 合計 | 2186.0 (100%) | 1952.8 (100%) | 1745.0 (100%) | 1657.7 (100%) | **1658.7 (100%)** | **12,448** |

# Operating Leases
# オペレーティング・リース

## Operating Lease Revenues
## オペレーティング・リース収益



(¥ billion／10億円)
120
80
40
0
97.7
92.4
100.5
113.5
120.8
98
99
00
01
02
Overseas /海外
Japan /日本


## Investment in Operating Leases by Category
## オペレーティング・リース投資残高・機種別内訳



(¥ billion／10億円)
500
400
300
200
100
0
435.1
411.2
397.6
451.2
474.5
98
99
00
01
02
Transportation Equipment /輸送機器
Measuring Equipment & Personal Computers /測定・分析機器、情報関連機器
Real Estate & Other /不動産他


## Operating Lease Revenues
## オペレーティング・リース収益

(¥ billion／10億円) US$ million (百万ドル)

| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
|---|---|---|---|---|---|---|
| Overseas 海外 | 34.0 (34.9%) | 31.6 (52.1%) | 29.5 (29.3%) | 29.9 (26.3%) | **33.1 (27.4%)** | **248** |
| Japan 日本 | 63.6 (65.1%) | 60.8 (47.9%) | 71.1 (70.7%) | 83.6 (73.7%) | **87.7 (72.6%)** | **658** |
| Total 合計 | 97.7 (100%) | 92.4 (100%) | 100.5 (100%) | 113.5 (100%) | **120.8 (100%)** | **907** |

## Investment in Operating Leases
## オペレーティング・リース投資残高

(¥ billion／10億円) US$ million (百万ドル)

| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
|---|---|---|---|---|---|---|
| Overseas 海外 | 178.6 (41.0%) | 149.8 (36.4%) | 123.1 (31.0%) | 130.5 (28.9%) | **135.8 (28.6%)** | **1,019** |
| Japan 日本 | 256.5 (59.0%) | 261.4 (63.6%) | 274.5 (69.0%) | 320.6 (71.1%) | **338.7 (71.4%)** | **2,542** |
| Total 合計 | 435.1 (100%) | 411.2 (100%) | 397.6 (100%) | 451.2 (100%) | **474.5 (100%)** | **3,561** |

## Investment in Operating Leases by Category
## オペレーティング・リース投資残高・機種別内訳

(¥ billion／10億円) US$ million (百万ドル)

| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
|---|---|---|---|---|---|---|
| Transportation Equipment 輸送機器 | 195.4 (44.9%) | 181.9 (44.2%) | 159.5 (40.1%) | 165.2 (36.6%) | **187.6 (39.5%)** | **1,408** |
| Measuring Equipment & Personal Computers 測定・分析機器、情報関連機器 | 60.0 (13.8%) | 58.6 (14.2%) | 58.4 (14.7%) | 77.8 (17.2%) | **71.5 (15.1%)** | **537** |
| Real Estate & Other 不動産他 | 179.7 (41.3%) | 170.7 (41.5%) | 179.6 (45.2%) | 208.1 (46.1%) | **215.4 (45.4%)** | **1,616** |
| Total 合計 | 435.1 (100%) | 411.2 (100%) | 397.6 (100%) | 451.2 (100%) | **474.5 (100%)** | **3,561** |

# Installment Loans
# 営業貸付金

## Interest on Loans
## 貸付金利息


(¥ billion／10億円)
100
75
50
25
0
79.5
88.0
83.3
85.4
99.7
98
99
00
01
02
Overseas /海外
Japan /日本

## Installment Loans by Borrower Category
## 営業貸付金残高


(¥ billion／10億円)
2,400
1,800
1,200
600
0
1,795
1,762
1,791
1,847
2,273
98
99
00
01
02
Housing Loans /住宅ローン
Card Loans /カードローン
Other /その他
Real Estate Related /不動産関連
Commercial & Industrial Companies /商業および工業
Foreign Borrowers /海外貸付
Loan Origination Costs, Net /初期直接費用

## Interest on Loans
## 貸付金利息

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Overseas<br>海外 | 33.0 (41.5%) | 36.9 (42.0%) | 30.4 (36.4%) | 27.3 (32.0%) | **29.6 (29.7%)** | **222** |
| Japan<br>日本 | 46.5 (58.5%) | 51.1 (58.0%) | 53.0 (63.6%) | 58.1 (68.0%) | **70.1 (70.3%)** | **526** |
| Total<br>合計 | 79.5 (100%) | 88.0 (100%) | 83.3 (100%) | 85.4 (100%) | **99.7 (100%)** | **748** |

## Installment Loans by Borrower Category
## 営業貸付金残高

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Domestic Consumer<br>国内個人向け | | | | | | |
| Housing Loans<br>住宅ローン | 426.6 (23.8%) | 411.2 (23.3%) | 396.7 (22.1%) | 392.9 (21.3%) | **557.5 (24.5%)** | **4,184** |
| Card Loans<br>カードローン | 98.2 (5.5%) | 118.3 (6.7%) | 121.3 (6.8%) | 181.2 (9.8%) | **230.4 (10.1%)** | **1,729** |
| Other<br>その他 | 55.8 (3.1%) | 43.7 (2.5%) | 56.5 (3.2%) | 44.0 (2.4%) | **44.8 (2.0%)** | **336** |
| Domestic Commercial<br>国内法人向け | | | | | | |
| Real Estate Related<br>不動産関連 | 213.9 (11.9%) | 188.1 (10.7%) | 203.5 (11.4%) | 222.8 (12.1%) | **278.4 (12.2%)** | **2,089** |
| Commercial & Industrial Companies<br>商業および工業 | 608.0 (33.9%) | 615.0 (34.9%) | 657.4 (36.7%) | 627.3 (34.0%) | **708.0 (31.1%)** | **5,314** |
| Foreign Borrowers<br>海外貸付(法人その他) | 377.8 (21.0%) | 368.7 (20.9%) | 337.8 (18.9%) | 357.4 (19.4%) | **432.8 (19.0%)** | **3,248** |
| Loan Origination Costs, Net<br>初期直接費用 | 14.6 (0.8%) | 16.9 (1.0%) | 18.3 (1.0%) | 20.9 (1.1%) | **21.5 (0.9%)** | **161** |
| Total<br>合計 | 1,794.8 (100%) | 1,761.9 (100%) | 1,791.4 (100%) | 1,846.5 (100%) | **2,273.3 (100%)** | **17,060** |

# Securities
# 有価証券

## Interest on Investment Securities
## 有価証券利息



(¥ billion／10億円)
25
20
15
10
5
0
15.5
12.5
14.1
24.0
22.2
98
99
00
01
02
Overseas /海外
Japan /日本


## Investment in Securities by Security Category
## 投資有価証券残高



(¥ billion／10億円)
1,000
800
600
400
200
0
500.4
576.2
758.4
942.2
861.3
98
99
00
01
02
Trading Securities /短期売買目的有価証券
Available-for-Sale Securities /売却可能有価証券
Held-to-Maturity Securities /満期保有目的有価証券
Other Securities /その他の有価証券


## Interest on Investment Securities
## 有価証券利息

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Overseas<br>海外 | 15.0 (96.8%) | 10.9 (87.2%) | 12.8 (91.0%) | 18.9 (78.8%) | **18.7 (84.1%)** | **140** |
| Japan<br>日本 | 0.5 (3.2%) | 1.6 (12.8%) | 1.3 (9.0%) | 5.1 (21.2%) | **3.5 (15.9%)** | **27** |
| Total<br>合計 | 15.5 (100%) | 12.5 (100%) | 14.1 (100%) | 24.0 (100%) | **22.2 (100%)** | **167** |

## Investment in Securities by Security Category
## 投資有価証券残高

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Trading Securities<br>短期売買目的有価証券 | 0.0 (0.0%) | 0.4 (0.1%) | 0.4 (0.1%) | 0.6 (0.1%) | **0.9 (0.1%)** | **7** |
| Available-for-Sale Securities<br>売却可能有価証券 | 451.1 (90.1%) | 507.5 (88.1%) | 689.6 (90.9%) | 841.4 (89.3%) | **718.9 (83.5%)** | **5,395** |
| Held-to-Maturity Securities<br>満期保有目的有価証券 | 3.1 (0.6%) | 16.5 (2.9%) | 11.4 (1.5%) | 13.0 (1.4%) | **16.0 (1.9%)** | **120** |
| Other Securities<br>その他の有価証券 | 46.2 (9.2%) | 51.7 (9.0%) | 56.9 (7.5%) | 87.2 (9.3%) | **125.5 (14.6%)** | **942** |
| Total<br>合計 | 500.4 (100%) | 576.2 (100%) | 758.4 (100%) | 942.2 (100%) | **861.3 (100%)** | **6,464** |

# Life Insurance Premiums and Related Investment Income, Brokerage Commissions and Gains on Investment Securities 生命保険料収入および運用益・有価証券仲介手数料および売却益

### Life Insurance Premiums and Related Investment Income 生命保険料収入および運用益



(¥ billion／10億円)
200
150
100
50
0
126.0
196.3
205.8
158.3
152.3
98
99
00
01
02
Life Insurance Premiums /生命保険料収入
Related Investment Income /運用益


### Brokerage Commissions and Gains on Investment Securities 有価証券仲介手数料および売却益



(¥ billion／10億円)
20
15
10
5
0
8.1
7.4
19.7
12.1
18.4
98
99
00
01
02
Brokerage Commissions /有価証券仲介手数料
Gains on Investment Securities, Net /有価証券売却益(純額)


### Life Insurance Premiums and Related Investment Income 生命保険料収入および運用益

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Life Insurance Premiums 生命保険料収入 | 118.9 (94.3%) | 186.6 (95.1%) | 190.8 (92.7%) | 141.5 (89.4%) | **135.5 (88.9%)** | **1,017** |
| Related Investment Income 運用益 | 7.2 (5.7%) | 9.6 (4.9%) | 15.1 (7.3%) | 16.8 (10.6%) | **16.9 (11.1%)** | **126** |
| Total 合計 | 126.0 (100%) | 196.3 (100%) | 205.8 (100%) | 158.3 (100%) | **152.3 (100%)** | **1,143** |
| Life Insurance Costs 生命保険費用 | 115.9 (91.9%) | 186.8 (95.2%) | 193.7 (94.1%) | 143.7 (90.8%) | **139.8 (91.8%)** | **1,049** |
| Net ネット収益 | 10.2 (8.0%) | 9.5 (4.8%) | 12.2 (5.9%) | 14.6 (9.2%) | **12.5 (8.2%)** | **94** |

Note: Percentages represent % of total life insurance premiums & related investment income.
注:パーセントの数字は生命保険料収入および運用益合計に対する割合。

### Brokerage Commissions and Gains on Investment Securities 有価証券仲介手数料および売却益

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Brokerage Commissions 有価証券仲介手数料 | 1.4 (17.3%) | 1.2 (15.8%) | 3.1 (15.7%) | 3.3 (27.0%) | **2.9 (16.0%)** | **22** |
| Gains on Investment Securities, Net 有価証券売却益(純額) | 6.7 (82.7%) | 6.2 (84.2%) | 16.6 (84.3%) | 8.8 (73.0%) | **15.4 (84.0%)** | **116** |
| Total 合計 | 8.1 (100%) | 7.4 (100%) | 19.7 (100%) | 12.1 (100%) | **18.4 (100%)** | **138** |

# Other Operations
# その他の事業

## Other Operating Revenues
## その他の営業収入


(¥ billion／10億円)
120
90
60
30
0
27.5
47.5
58.4
68.3
121.7
98
99
00
01
02
Overseas /海外
Japan /日本

## Other Operating Assets
## その他営業資産残高


(¥ billion／10億円)
240
180
120
60
0
65.8
73.3
72.5
132.0
260.4
98
99
00
01
02
Overseas /海外
Japan /日本

## Other Operating Revenues
## その他の営業収入

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Overseas 海外 | 2.2 (7.8%) | 2.7 (5.6%) | 7.0 (12.0%) | 9.3 (13.5%) | **12.0 (9.8%)** | **90** |
| Japan 日本 | 25.4 (92.2%) | 44.9 (94.4%) | 51.4 (88.0%) | 59.1 (86.5%) | **109.7 (90.2%)** | **823** |
| Total 合計 | 27.5 (100%) | 47.5 (100%) | 58.4 (100%) | 68.3 (100%) | **121.7 (100%)** | **913** |

## Other Operating Assets
## その他営業資産残高

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Overseas 海外 | 0.0 (0.0%) | 4.7 (6.4%) | 9.6 (13.3%) | 25.2 (19.1%) | **12.2 (4.7%)** | **91** |
| Japan 日本 | 65.8 (100.0%) | 68.7 (93.6%) | 62.8 (86.7%) | 106.8 (80.9%) | **248.2 (95.3%)** | **1,863** |
| Total 合計 | 65.8 (100%) | 73.3 (100%) | 72.5 (100%) | 132.0 (100%) | **260.4 (100%)** | **1,954** |

# Allowance for Doubtful Receivables
# 貸倒引当金

### Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses & Allowance/Operating Assets[1]
### 貸倒引当金期末残高および貸倒引当金比率[1]



(¥ billion／10億円)
(%)
150
120
90
60
30
0
5.0
4.0
3.0
2.0
1.0
0
145.7
132.6
136.9
141.1
152.9
3.7
3.6
3.9
4.0
3.9
98
99
00
01
02


Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses /貸倒引当金期末残高

Allowance/Operating Assets /貸倒引当金比率

### Charge-offs & Charge-offs/Operating Assets
### 貸倒償却および貸倒償却比率[1]



(¥ billion／10億円)
(%)
80
60
40
20
0
4.0
3.0
2.0
1.0
0
23.3
70.3
37.3
46.3
49.3
0.6
1.9
1.1
1.3
1.3
98
99
00
01
02


Charge-offs /貸倒償却

Charge-offs/Operating Assets /貸倒償却比率

### Allowance for Doubtful Receivables
### 貸倒引当金

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Beginning Balance<br>貸倒引当金期首残高 | 117.6 | 145.7 | 132.6 | 136.9 | **141.1** | **1,059** |
| Provisions Charged to Income<br>貸倒引当金繰入額 | 49.4 | 51.8 | 45.6 | 44.6 | **51.4** | **385** |
| Charge-offs (net)<br>貸倒償却 | (23.3) | (70.3) | (37.3) | (46.3) | **(49.3)** | **(370)** |
| Other[2]<br>その他[2] | 2.1 | 5.3 | (3.9) | 5.9 | **9.8** | **73** |
| Ending Balance<br>貸倒引当金期末残高 | 145.7 | 132.6 | 136.9 | 141.1 | **152.9** | **1,147** |
| Allowance/Operating Assets<br>貸倒引当金比率 | 3.7% | 3.6% | 3.9% | 4.0% | **3.9%** | **3.9%** |
| Charge-offs/Operating Assets<br>貸倒償却比率 | 0.6% | 1.9% | 1.1% | 1.3% | **1.3%** | **1.3%** |

Notes:1. As used here, Operating Assets is equal to the sum of Investment in Direct Financing Leases and Installment Loans.
2. Other includes foreign currency translation adjustments and the effect of acquisitions.

注:1. 両比率の分母の営業資産はファイナンス・リース投資額と営業貸付金の合計としております。
2. その他には為替相場の変動および会社買収による増減額が含まれております。

# Delinquencies, Provisions and Charge-offs
## 未収・貸倒引当金および償却

| | | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|---|
| | | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| **Direct Finance Leases (DFL)** | **ファイナンス・リース(DFL)** | | | | | | |
| Investment in DFL | 投資残高 | 2,186.0 | 1,952.8 | 1,745.0 | 1,657.7 | **1,658.7** | **12,448** |
| 90+ Days Past Due | 90日超未収債権額 | 36.7 | 54.1 | 53.7 | 53.5 | **67.9** | **510** |
| Non Accruals (180+ Days Past Due) | 収益停止債権(180日超未収債権) | 26.1 | 41.6 | 43.0 | 39.3 | **50.9** | **382** |
| Period Beginning Allowance | 期首貸倒引当金 | 9.8 | 10.5 | 23.9 | 35.8 | **40.9** | **307** |
| Provisions | 繰入額 | 7.1 | 16.9 | 20.6 | 22.6 | **23.2** | **174** |
| Charge-Offs | 償却額 | (6.0) | (6.9) | (7.1) | (20.7) | **(21.4)** | **(160)** |
| Others | その他 | (0.4) | 3.4 | (1.6) | 3.2 | **8.1** | **61** |
| Period Ending Allowance | 期末貸倒引当金 | 10.5 | 23.9 | 35.8 | 40.9 | **50.8** | **381** |
| Allowance/90+ Days Past Due | 期末貸倒引当金/90日超未収債権 | 28.6% | 44.2% | 66.6% | 76.4% | **74.8%** | **74.8%** |
| **Impaired Loans (FASB 114)** | **貸付の減損(FASB114)** | | | | | | |
| Impaired Loans | 対象債権 | 183.0 | 130.2 | 125.9 | 120.1 | **113.0** | **848** |
| Loans Requiring Valuation Allowance | 要引当対象債権 | 153.5 | 114.5 | 83.4 | 73.6 | **71.8** | **539** |
| Valuation Allowance | 評価性引当金 | 104.9 | 62.1 | 51.8 | 47.0 | **45.9** | **344** |
| Period Beginning Allowance | 期首貸倒引当金 | 92.8 | 104.9 | 62.1 | 51.8 | **47.0** | **353** |
| Provisions | 繰入額 | 17.2 | 6.9 | 6.6 | 5.5 | **6.9** | **52** |
| Charge-Offs | 償却額 | (5.2) | (50.8) | (16.3) | (11.2) | **(8.5)** | **(64)** |
| Others | その他 | 0.1 | 1.1 | (0.6) | 0.9 | **0.4** | **3** |
| Period Ending Allowance | 期末貸倒引当金 | 104.9 | 62.1 | 51.8 | 47.0 | **45.9** | **344** |
| **General Loans** | **一般ローン** | | | | | | |
| Investment in Loans | 投資残高 | 1,611.8 | 1,631.7 | 1,665.5 | 1,726.4 | **2,160.3** | **16,212** |
| 90+ Days Past Due | 90日超未収債権額 | 101.5 | 98.1 | 91.5 | 84.8 | **74.2** | **557** |
| Non Accruals (180+ Days Past Due) | 収益停止債権(180日超未収債権) | 84.8 | 89.9 | 84.6 | 77.5 | **65.3** | **490** |
| Period Beginning Allowance | 期首貸倒引当金 | 14.9 | 30.3 | 46.6 | 49.4 | **53.2** | **399** |
| Provisions | 繰入額 | 25.1 | 28.1 | 18.3 | 16.4 | **21.2** | **159** |
| Charge-Offs | 償却額 | (12.2) | (12.5) | (13.9) | (14.4) | **(19.5)** | **(146)** |
| Others | その他 | 2.4 | 0.8 | (1.7) | 1.8 | **1.3** | **10** |
| Period Ending Allowance | 期末貸倒引当金 | 30.3 | 46.6 | 49.4 | 53.2 | **56.2** | **422** |
| Allowance/90+ Days Past Due | 引当金残高/90日超未収債権率 | 29.9% | 47.5% | 53.9% | 62.7% | **75.7%** | **75.7%** |
| **Total Allowance** | **貸倒引当金合計** | | | | | | |
| Beginning Balance | 貸倒引当金期首残高 | 117.6 | 145.7 | 132.6 | 136.9 | **141.1** | **1,059** |
| Provisions Charged to Income | 貸倒引当金繰入額 | 49.4 | 51.8 | 45.6 | 44.6 | **51.4** | **385** |
| Charge-Offs (Net) | 貸倒償却 | (23.3) | (70.3) | (37.3) | (46.3) | **(49.3)** | **(370)** |
| Others | その他 | 2.1 | 5.3 | (3.9) | 5.9 | **9.8** | **73** |
| Ending Balance | 貸倒引当金期末残高 | 145.7 | 132.6 | 136.9 | 141.1 | **152.9** | **1,147** |
| Allowance/Operating Assets | 貸倒引当金比率 | 3.7% | 3.6% | 3.9% | 4.0% | **3.9%** | **3.9%** |
| Charge-Offs/Operating Assets | 貸倒償却比率 | 0.6% | 1.9% | 1.1% | 1.3% | **1.3%** | **1.3%** |
| **Long-Lived Assets** | **長期性資産** | | | | | | |
| Long-Lived Assets | 長期性資産残高 | 602.2 | 546.6 | 559.5 | 608.4 | **656.0** | **4,923** |
| Write-Downs of Long-Lived Assets | 償却額 | (8.8) | (0.6) | (7.9) | (4.1) | **(2.7)** | **(20)** |
| **Investment in Securities** | **投資有価証券** | | | | | | |
| Investment in Securities | 投資有価証券 | 500.4 | 576.2 | 758.4 | 942.2 | **861.3** | **6,464** |
| Available-for-Sale Securities | 売却可能有価証券 | 451.1 | 507.5 | 689.6 | 841.4 | **718.9** | **5,395** |
| Gross Unrealized Gains | 評価益総額 | 25.3 | 32.4 | 88.9 | 68.0 | **42.0** | **315** |
| Gross Unrealized Losses | 評価損総額 | (21.0) | (25.2) | (11.7) | (11.0) | **(16.4)** | **(123)** |
| Net Unrealized Gains | 未実現有価証券評価益 | 2.7 | 4.2 | 45.7 | 34.3 | **14.8** | **110** |
| Write-Downs of Securities | 有価証券評価損 | 0.9 | 11.1 | 12.3 | 10.8 | **19.7** | **148** |

# TOTAL DEBT
# 長短借入債務および預金

### Japan's Interest Rates and Composition of Debt
### 日本の金利水準と借入債務の内訳


(%)
6
4
2
0
Japan's Unsecured Overnight Call Rate／翌日物無担保コールレート
Ten-Year Japanese Government Bond Coupon Rate／10年国債発行金利
Japan's Official Discount Rate／公定歩合
Short-Term Debt
短期借入債務
55.8% 53.8% 51.8% 55.2% 49.6% 44.4% 40.1% 38.0% 36.9%
Long-Term Debt
長期借入債務
44.2% 46.2% 48.2% 44.8% 50.4% 55.6% 59.9% 62.0% 63.1%
98/3 98/9 99/3 99/9 00/3 00/9 01/3 01/9 02/3

### Direct Funding and Direct Funding Ratio
### 直接調達および直接調達比率


(¥ billion／10億円)
(%)
2,400
1,800
1,200
600
0
60
45
30
15
0
2,007
2,088
2,278
2,310
2,466
43.4
48.9
56.8
56.7
52.7
98
99
00
01
02
Commercial Paper /コマーシャルペーパー
Asset-Backed Securities /ABS
Bonds /社債
Medium-Term Notes /MTN
Deposits /預金
Other /その他

### Total Short- and Long-Term Debt
### 長短借入債務の残高

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Borrowings From Financial Institutions<br>金融機関借入 | 1,439.1 | 1,171.6 | 935.3 | 647.5 | **631.5** | **4,739** |
| ∘Commercial Paper<br>コマーシャルペーパー | 1,109.0 | 1,013.4 | 977.4 | 914.6 | **1,012.9** | **7,602** |
| ∘Asset-Backed Securities<br>ABS | 28.4 | – | – | – | – | – |
| Short-Term Debt<br>短期借入債務 | 2,576.5 | 2,185.0 | 1,912.8 | 1,562.1 | **1,644.5** | **12,341** |
| Borrowings From Financial Institutions<br>金融機関借入 | 1,182.3 | 1,014.4 | 797.3 | 1,113.1 | **1,582.1** | **11,873** |
| ∘Bonds<br>社債 | 348.0 | 574.8 | 761.3 | 795.5 | **862.7** | **6,474** |
| ∘Medium-Term Notes<br>MTN | 208.3 | 252.6 | 328.2 | 349.4 | **324.4** | **2,434** |
| ∘Asset-Backed Securities<br>ABS | 305.5 | 194.2 | 56.0 | 72.2 | **40.7** | **306** |
| ∘Other<br>その他 | 0.4 | – | – | – | – | – |
| Long-Term Debt<br>長期借入債務 | 2,044.6 | 2,036.0 | 1,942.8 | 2,330.2 | **2,809.9** | **21,087** |
| ∘Deposits<br>預金 | 7.6 | 53.3 | 154.9 | 178.3 | **225.2** | **1,690** |
| Total Debt<br>長短借入債務および預金総額 | 4,628.7 | 4,274.3 | 4,010.5 | 4,070.5 | **4,679.6** | **35,119** |

Note: As used here, Direct Funding includes items indicated by the " ∘" mark.
注：直接調達に含まれる項目は "•"マークで表示しております。

### Direct Funding
### 直接調達

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Direct Funding<br>直接調達 | 2,007.3 | 2,088.3 | 2,277.9 | 2,310.0 | **2,466.0** | **18,506** |
| Direct Funding Ratio<br>直接調達比率 | 43.4% | 48.9% | 56.8% | 56.7% | **52.7%** | **52.7%** |

# Stock Information
株式情報

## Price/Earnings Ratio
株価収益率


(Times／倍)
50
40
30
20
10
0
53.4
42.3
27.8
26.8
28.5
21.4
15.0
18.2
18.2
18.9
98
99
00
01
02

## Price/Book Value Ratio
株価資本比率


(Times／倍)
4.0
3.0
2.0
1.0
0
3.9
3.0
2.1
2.1
2.2
1.1
1.4
1.3
1.5
1.5
98
99
00
01
02

## Composition of Shareholders
株主の内訳


(%)
100
75
50
25
0
98
99
00
01
02
Financial Institutions/金融機関
Other Corporate Investors/その他の法人(国内)
Foreign Investors /海外投資家
Individual Investors, Other/個人、その他

## Market Capitalization and Total Trading Volume
時価総額・出来高


(million shares／百万株)
(¥ billion／10億円)
80
60
40
20
0
1,200
900
600
300
0
1,081.4
1,053.5
67.5
923.1
41.5
508.9
578.3
31.8
47.9
46.0
98
99
00
01
02
Total Trading Volume /出来高
Market Capitalization /時価総額

## Stock Price Movement
株価の推移


20,000
15,000
10,000
5,000
0
1Q
2Q
3Q
4Q
98
99
00
01
02

Note : Figures for "Stock Price Movement" have been adjusted for a 1.2 : 1 share split effected on May 19, 2000.
注：株価の推移は2000年5月19日の株式分割(1.2：1)を考慮の上、算出しております。

# SEGMENT INFORMATION
# セグメント情報

## Composition of Segment Revenues (as of March 31, 2002)
## セグメント営業収益の内訳(2002年3月31日現在)



(%)
2.3
18.2
10.3
4.8
13.1
23.6
7.5
11.5
8.7
Corporate Finance /一般ファイナンス
Equipment Operating Leases /一般オペレーティング・リース
Real Estate-Related Finance /不動産関連ファイナンス
Real Estate /不動産事業
Life Insurance /生命保険事業
Other /その他
The Americas /米州
Asia and Oceania /アジア大洋州
Europe /欧州


## Revenues
## セグメント営業収益



(¥ billion／10億円)
700
600
500
400
300
200
100
0
505.0
592.5
614.7
584.6
653.2
98
99
00
01
02


- Corporate Finance /一般ファイナンス
- Equipment Operating Leases /一般オペレーティング・リース
- Real Estate-Related Finance /不動産関連ファイナンス
- Real Estate /不動産事業
- Life Insurance /生命保険事業
- Other /その他
- The Americas /米州
- Asia and Oceania /アジア大洋州
- Europe /欧州

## Segment Profit (Loss)
## セグメント経常利益(損益)



(¥ billion／10億円)
100
75
50
25
0
-25
-50
81.4
66.8
76.6
75.4
87.0
-42.0
-29.2
-12.7
-4.6
98
99
00
01
02
Corporate Finance /一般ファイナンス
Equipment Operating Leases /一般オペレーティング・リース
Real Estate-Related Finance /不動産関連ファイナンス
Real Estate /不動産事業
Life Insurance /生命保険事業
Other /その他
The Americas /米州
Asia and Oceania /アジア大洋州
Europe /欧州


## Segment Assets
## セグメント営業資産



(¥ billion／10億円)
6,000
5,000
4,000
3,000
2,000
1,000
0
5,104
4,841
4,844
5,135
5,687
98
99
00
01
02
Corporate Finance /一般ファイナンス
Equipment Operating Leases /一般オペレーティング・リース
Real Estate-Related Finance /不動産関連ファイナンス
Real Estate /不動産事業
Life Insurance /生命保険事業
Other /その他
The Americas /米州
Asia and Oceania /アジア大洋州
Europe /欧州

## Corporate Finance
## 一般ファイナンス

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Revenues<br>営業収益 | 120.9 | 122.6 | 121.4 | 113.1 | **118.8** | **892** |
| Interest revenue<br>利息収益 | 14.1 | 17.9 | 16.3 | 17.4 | **17.0** | **127** |
| Interest Expense<br>支払利息 | 40.3 | 41.7 | 31.3 | 25.6 | **17.3** | **130** |
| Depreciation and amortization<br>減価償却費・その他償却費 | 27.3 | 26.4 | 31.2 | 35.7 | **37.0** | **278** |
| Other significant non-cash items:<br>重要な非現金項目: | | | | | | |
| *Provisions for doubtful receivables and possible loan losses*<br>貸倒引当金繰入額 | 12.0 | 24.4 | 21.8 | 14.7 | **18.1** | **136** |
| Write-downs of long-lived assets<br>長期性資産評価損 | – | – | – | – | **–** | **–** |
| Increase in policy liabilities<br>保険契約債務増加額 | – | – | – | – | **–** | **–** |
| Equity in net income (loss) of and gain (loss) on sale of affiliates<br>持分法投資損益および関連会社株式売却損益 | (0.0) | (0.0) | 0.0 | 0.1 | **0.1** | **1** |
| Segment profit (loss)<br>セグメント利益(損失) | 44.1 | 35.2 | 40.9 | 44.4 | **48.1** | **361** |
| Segment assets<br>セグメント資産 | 2,233.4 | 2,046.5 | 1,968.6 | 1,889.5 | **1,960.4** | **14,712** |
| Long-lived assets<br>長期性資産残高 | 36.8 | 33.3 | 39.6 | 48.2 | **47.9** | **359** |
| Expenditures for long-lived assets<br>長期性資産支出額 | 14.3 | 10.5 | 19.3 | 24.7 | **22.0** | **165** |
| Investment in affiliates<br>関連会社投資 | 0.1 | 0.1 | 0.2 | 0.1 | **0.1** | **1** |

## Equipment Operating Leases
## 一般オペレーティング・リース

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Revenues<br>営業収益 | 50.2 | 51.0 | 53.0 | 61.7 | **67.3** | **505** |
| Interest revenue<br>利息収益 | 0.0 | 0.0 | 0.0 | 0.0 | **0.0** | **0** |
| Interest Expense<br>支払利息 | 1.3 | 1.5 | 1.3 | 1.1 | **1.2** | **9** |
| Depreciation and amortization<br>減価償却費・その他償却費 | 28.2 | 30.3 | 31.1 | 35.3 | **41.9** | **314** |
| Other significant non-cash items:<br>重要な非現金項目: | | | | | | |
| Provisions for doubtful receivables and possible loan losses<br>貸倒引当金繰入額 | 0.1 | 0.0 | 0.0 | 0.3 | **0.0** | **0** |
| Write-downs of long-lived assets<br>長期性資産評価損 | – | – | – | – | **–** | **–** |
| Increase in policy liabilities<br>保険契約債務増加額 | – | – | – | – | **–** | **–** |
| Equity in net income (loss) of and gain (loss) on sale of affiliates<br>持分法投資損益および関連会社株式売却損益 | (0.0) | 0.0 | 0.0 | 0.0 | **(0.0)** | **(0)** |
| Segment profit (loss)<br>セグメント利益(損失) | 8.4 | 6.9 | 7.8 | 11.2 | **9.9** | **74** |
| Segment assets<br>セグメント資産 | 103.4 | 109.8 | 113.4 | 134.3 | **147.4** | **1,107** |
| Long-lived assets<br>長期性資産残高 | 65.6 | 63.4 | 63.1 | 85.5 | **99.1** | **744** |
| Expenditures for long-lived assets<br>長期性資産支出額 | 38.7 | 34.4 | 35.0 | 60.0 | **55.0** | **413** |
| Investment in affiliates<br>関連会社投資 | 0.0 | 0.0 | 0.0 | 0.0 | **0.0** | **0** |

## Real Estate-Related Finance
## 不動産関連ファイナンス

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Revenues<br>営業収益 | 19.1 | 17.7 | 17.3 | 24.3 | **31.6** | **237** |
| Interest revenue<br>利息収益 | 18.4 | 16.6 | 16.3 | 17.7 | **20.4** | **153** |
| Interest Expense<br>支払利息 | 11.2 | 10.9 | 7.8 | 6.3 | **5.6** | **42** |
| Depreciation and amortization<br>減価償却費・その他償却費 | 2.4 | 2.3 | 1.5 | 0.4 | **1.0** | **8** |
| Other significant non-cash items:<br>重要な非現金項目： | | | | | | |
| Provisions for doubtful receivables and possible loan losses<br>貸倒引当金繰入額 | 29.0 | 15.9 | 10.0 | 8.7 | **7.6** | **57** |
| Write-downs of long-lived assets<br>長期性資産評価損 | – | – | 0.1 | – | **–** | **–** |
| Increase in policy liabilities<br>保険契約債務増加額 | – | – | – | – | **–** | **–** |
| Equity in net income (loss) of and gain (loss) on sale of affiliates<br>持分法投資損益および関連会社株式売却損益 | – | – | 0.0 | 0.0 | **0.0** | **0** |
| Segment profit (loss)<br>セグメント利益(損失) | (23.1) | (11.0) | (3.4) | 1.9 | **5.7** | **42** |
| Segment assets<br>セグメント資産 | 649.5 | 573.8 | 597.3 | 606.8 | **1,012.9** | **7,601** |
| Long-lived assets<br>長期性資産残高 | 3.4 | 3.7 | 3.6 | 1.0 | **33.0** | **248** |
| Expenditures for long-lived assets<br>長期性資産支出額 | 2.6 | 2.2 | 3.6 | 0.9 | **10.6** | **79** |
| Investment in affiliates<br>関連会社投資 | – | – | 0.1 | 0.4 | **0.4** | **3** |

## Real Estate
## 不動産事業

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Revenues<br>営業収益 | 19.2 | 39.1 | 44.9 | 48.4 | **85.5** | **642** |
| Interest revenue<br>利息収益 | 0.5 | 0.5 | 0.7 | 0.5 | **0.2** | **2** |
| Interest Expense<br>支払利息 | 4.3 | 4.2 | 4.3 | 3.7 | **2.8** | **21** |
| Depreciation and amortization<br>減価償却費・その他償却費 | 3.7 | 4.0 | 3.2 | 5.7 | **6.1** | **46** |
| Other significant non-cash items:<br>重要な非現金項目： | | | | | | |
| Provisions for doubtful receivables and possible loan losses<br>貸倒引当金繰入額 | – | – | 0.0 | 0.0 | **0.0** | **0** |
| Write-downs of long-lived assets<br>長期性資産評価損 | 5.9 | – | 7.4 | 4.1 | **2.7** | **20** |
| Increase in policy liabilities<br>保険契約債務増加額 | – | – | – | – | **–** | **–** |
| Equity in net income (loss) of and gain (loss) on sale of affiliates<br>持分法投資損益および関連会社株式売却損益 | – | – | – | – | **0.0** | **0** |
| Segment profit (loss)<br>セグメント利益(損失) | (8.4) | (2.2) | (8.2) | (4.6) | **5.8** | **44** |
| Segment assets<br>セグメント資産 | 297.9 | 273.5 | 276.5 | 310.3 | **326.5** | **2,450** |
| Long-lived assets<br>長期性資産残高 | 276.1 | 246.0 | 252.1 | 242.5 | **251.2** | **1,885** |
| Expenditures for long-lived assets<br>長期性資産支出額 | 13.0 | 27.1 | 34.2 | 29.3 | **23.9** | **179** |
| Investment in affiliates<br>関連会社投資 | – | – | – | – | **–** | **–** |

## Life Insurance
## 生命保険事業

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Revenues<br>営業収益 | 125.8 | 195.5 | 204.7 | 157.6 | **154.3** | **1,158** |
| Interest revenue<br>利息収益 | – | – | – | – | **–** | **–** |
| Interest Expense<br>支払利息 | – | – | – | – | **0.0** | **0** |
| Depreciation and amortization<br>減価償却費・その他償却費 | 0.2 | 0.4 | 0.6 | 0.5 | **0.4** | **3** |
| Other significant non-cash items:<br>重要な非現金項目： | | | | | | |
| Provisions for doubtful receivables and possible loan losses<br>貸倒引当金繰入額 | – | – | – | – | **–** | **–** |
| Write-downs of long-lived assets<br>長期性資産評価損 | – | – | – | – | **–** | **–** |
| Increase in policy liabilities<br>保険契約債務増加額 | 72.4 | 135.1 | 137.9 | 67.4 | **40.8** | **306** |
| Equity in net income (loss) of and gain (loss) on sale of affiliates<br>持分法投資損益および関連会社株式売却損益 | – | – | – | – | **–** | **–** |
| Segment profit (loss)<br>セグメント利益(損失) | 5.8 | 3.8 | 5.5 | 6.0 | **5.8** | **43** |
| Segment assets<br>セグメント資産 | 196.4 | 334.8 | 425.3 | 543.9 | **543.7** | **4,081** |
| Long-lived assets<br>長期性資産残高 | – | – | 3.3 | 3.2 | **1.0** | **7** |
| Expenditures for long-lived assets<br>長期性資産支出額 | – | – | 3.3 | – | **–** | **–** |
| Investment in affiliates<br>関連会社投資 | – | – | – | – | **–** | **–** |

## Others
## その他

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Revenues<br>営業収益 | 20.6 | 22.7 | 30.9 | 36.2 | **49.1** | **368** |
| Interest revenue<br>利息収益 | 13.9 | 16.8 | 18.4 | 24.1 | **34.0** | **255** |
| Interest Expense<br>支払利息 | 4.3 | 4.4 | 2.6 | 3.6 | **3.6** | **26** |
| Depreciation and amortization<br>減価償却費・その他償却費 | 2.5 | 0.3 | 2.0 | 2.0 | **3.6** | **27** |
| Other significant non-cash items:<br>重要な非現金項目： | | | | | | |
| Provisions for doubtful receivables and possible loan losses<br>貸倒引当金繰入額 | 2.8 | 3.3 | 6.2 | 8.6 | **12.6** | **94** |
| Write-downs of long-lived assets<br>長期性資産評価損 | – | – | – | – | **–** | **–** |
| Increase in policy liabilities<br>保険契約債務増加額 | – | – | – | – | **–** | **–** |
| Equity in net income (loss) of and gain (loss) on sale of affiliates<br>持分法投資損益および関連会社株式売却損益 | 3.1 | (0.1) | (1.7) | 0.9 | **1.9** | **13** |
| Segment profit (loss)<br>セグメント利益(損失) | 1.9 | (4.3) | (1.0) | 1.0 | **4.9** | **38** |
| Segment assets<br>セグメント資産 | 243.6 | 248.9 | 242.3 | 284.8 | **352.4** | **2,645** |
| Long-lived assets<br>長期性資産残高 | 4.5 | 5.9 | 5.4 | 0.2 | **0.2** | **2** |
| Expenditures for long-lived assets<br>長期性資産支出額 | 0.5 | 1.3 | 0.1 | – | **–** | **–** |
| Investment in affiliates<br>関連会社投資 | 8.6 | 9.3 | 12.5 | 13.5 | **33.3** | **250** |

## Americas
## 米州

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Revenues<br>営業収益 | 71.5 | 68.8 | 74.5 | 79.4 | **75.2** | **564** |
| Interest revenue<br>利息収益 | 24.7 | 26.0 | 27.0 | 30.6 | **33.8** | **254** |
| Interest Expense<br>支払利息 | 36.2 | 34.0 | 33.9 | 39.2 | **28.2** | **212** |
| Depreciation and amortization<br>減価償却費・その他償却費 | 6.1 | 5.5 | 4.4 | 3.9 | **3.8** | **29** |
| Other significant non-cash items:<br>重要な非現金項目： | | | | | | |
| Provisions for doubtful receivables and possible loan losses<br>貸倒引当金繰入額 | 3.2 | 5.2 | 4.5 | 11.2 | **10.4** | **78** |
| Write-downs of long-lived assets<br>長期性資産評価損 | 2.8 | 0.6 | 0.3 | – | **–** | **–** |
| Increase in policy liabilities<br>保険契約債務増加額 | – | – | – | – | **–** | **–** |
| Equity in net income (loss) of and gain (loss) on sale of affiliates<br>持分法投資損益および関連会社株式売却損益 | 8.5 | 7.6 | 0.0 | 0.3 | **(1.9)** | **(14)** |
| Segment profit (loss)<br>セグメント利益(損失) | 21.3 | 20.6 | 18.8 | 8.9 | **0.8** | **6** |
| Segment assets<br>セグメント資産 | 668.7 | 634.1 | 691.4 | 804.1 | **794.3** | **5,961** |
| Long-lived assets<br>長期性資産残高 | 35.9 | 32.8 | 55.3 | 90.6 | **86.9** | **652** |
| Expenditures for long-lived assets<br>長期性資産支出額 | 4.7 | 20.3 | 41.9 | 33.7 | **–** | **–** |
| Investment in affiliates<br>関連会社投資 | 41.3 | 39.0 | 29.7 | 25.8 | **25.7** | **193** |

## Asia and Oceania
## アジア大洋州

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Revenues<br>営業収益 | 55.8 | 51.2 | 49.7 | 48.7 | **56.7** | **425** |
| Interest revenue<br>利息収益 | 16.4 | 18.8 | 14.9 | 12.0 | **11.7** | **88** |
| Interest Expense<br>支払利息 | 27.2 | 27.7 | 22.0 | 20.1 | **17.5** | **131** |
| Depreciation and amortization<br>減価償却費・その他償却費 | 12.5 | 12.0 | 13.4 | 14.3 | **15.4** | **115** |
| Other significant non-cash items:<br>重要な非現金項目： | | | | | | |
| Provisions for doubtful receivables and possible loan losses<br>貸倒引当金繰入額 | 2.2 | 1.8 | 2.6 | 1.1 | **2.5** | **19** |
| Write-downs of long-lived assets<br>長期性資産評価損 | – | – | – | – | **–** | **–** |
| Increase in policy liabilities<br>保険契約債務増加額 | – | – | – | – | **–** | **–** |
| Equity in net income (loss) of and gain (loss) on sale of affiliates<br>持分法投資損益および関連会社株式売却損益 | (3.6) | (11.0) | 1.1 | 1.3 | **1.3** | **10** |
| Segment profit (loss)<br>セグメント利益(損失) | (8.4) | (11.7) | 3.4 | 1.2 | **5.4** | **41** |
| Segment assets<br>セグメント資産 | 459.0 | 440.9 | 369.5 | 402.7 | **435.1** | **3,265** |
| Long-lived assets<br>長期性資産残高 | 77.9 | 82.2 | 76.7 | 76.1 | **77.6** | **582** |
| Expenditures for long-lived assets<br>長期性資産支出額 | 30.2 | 37.1 | 29.5 | 26.0 | **30.3** | **228** |
| Investment in affiliates<br>関連会社投資 | 21.6 | 9.0 | 9.2 | 11.4 | **13.4** | **101** |

## Europe
## 欧州

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| Revenues<br>営業収益 | 22.0 | 23.8 | 18.3 | 15.2 | **14.7** | **111** |
| Interest revenue<br>利息収益 | 9.9 | 9.7 | 6.7 | 6.0 | **4.0** | **30** |
| Interest Expense<br>支払利息 | 15.1 | 13.2 | 9.6 | 7.2 | **7.9** | **60** |
| Depreciation and amortization<br>減価償却費・その他償却費 | 7.4 | 7.7 | 5.8 | 5.5 | **6.2** | **46** |
| Other significant non-cash items:<br>重要な非現金項目： | | | | | | |
| Provisions for doubtful receivables and possible loan losses<br>貸倒引当金繰入額 | 0.1 | 1.2 | 0.5 | 0.0 | **0.2** | **1** |
| Write-downs of long-lived assets<br>長期性資産評価損 | – | – | – | – | **–** | **–** |
| Increase in policy liabilities<br>保険契約債務増加額 | – | – | – | – | **–** | **–** |
| Equity in net income (loss) of and gain (loss) on sale of affiliates<br>持分法投資損益および関連会社株式売却損益 | – | 0.0 | 0.0 | – | **(0.3)** | **(2)** |
| Segment profit (loss)<br>セグメント利益（損失） | (2.1) | 0.3 | 0.3 | 0.7 | **0.6** | **4** |
| Segment assets<br>セグメント資産 | 251.8 | 178.6 | 159.6 | 158.6 | **113.8** | **854** |
| Long-lived assets<br>長期性資産残高 | 102.0 | 79.2 | 60.5 | 61.1 | **59.1** | **444** |
| Expenditures for long-lived assets<br>長期性資産支出額 | 3.7 | 0.1 | 0.0 | – | **–** | **–** |
| Investment in affiliates<br>関連会社投資 | 0.2 | 0.2 | 0.2 | – | **–** | **–** |

## Reconciliation of Segment Totals to Consolidated Financial Statement Amounts
## セグメント数値と連結財務諸表数値との調整

| | (¥ billion／10億円) | | | | | US$ million (百万ドル) |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** | **2002** |
| **Revenues:**<br>**営業収益** | | | | | | |
| Total revenues for segments<br>セグメント収益合計 | 505.0 | 592.5 | 614.7 | 584.6 | **653.2** | **4,902** |
| Revenue related to corporate assets<br>本社部門保有の営業資産にかかる収入 | 2.1 | 1.5 | 1.8 | 1.5 | **5.2** | **40** |
| Total consolidated revenues<br>連結財務諸表上の営業収益 | 507.1 | 593.9 | 616.5 | 586.1 | **658.5** | **4,942** |
| **Segment profit:**<br>**セグメント利益** | | | | | | |
| Total profit for segments<br>セグメント利益合計 | 39.4 | 37.6 | 63.9 | 70.8 | **87.0** | **653** |
| Unallocated interest expenses, general and administrative expenses<br>配分していない支払利息および一般管理費 | (4.4) | (4.2) | (3.4) | (5.2) | **(4.2)** | **(32)** |
| Adjustment of income tax expenses to equity in net income and minority income<br>持分法投資損益・少数株主持分損益の税金費用調整額 | (1.7) | (0.4) | (0.5) | (0.7) | **(1.3)** | **(10)** |
| Unallocated write-downs of securities<br>配分していない有価証券の評価損 | – | (8.4) | (9.8) | (5.7) | **(7.6)** | **(57)** |
| Unallocated other gain or loss<br>配分していないその他の損益 | 5.1 | 2.7 | 1.8 | 0.1 | **(0.9)** | **(6)** |
| Total consolidated income before income taxes<br>連結財務諸表上の税引前利益 | 38.4 | 27.3 | 52.0 | 59.2 | **73.0** | **548** |
| **Segment assets:**<br>**セグメント資産** | | | | | | |
| Total assets for segments<br>セグメント資産合計 | 5,103.8 | 4,840.8 | 4,843.9 | 5,135.1 | **5,686.6** | **42,676** |
| Advances<br>前渡金 | (101.3) | (62.1) | (89.7) | (141.1) | **(158.1)** | **(1,186)** |
| Investment in affiliates (not including loans)<br>関連会社投資（関連会社貸付金を除く） | (71.8) | (57.6) | (51.9) | (51.2) | **(73.3)** | **(550)** |
| Corporate assets<br>本社部門保有の営業資産 | 51.5 | 54.3 | 62.5 | 86.8 | **72.9** | **547** |
| Total consolidated operating assets<br>連結財務諸表上の営業資産 | 4,982.2 | 4,775.4 | 4,764.8 | 5,029.6 | **5,528.1** | **41,487** |

# Differences between Direct Financing Lease Accounting in Japan and the U.S.

**Japanese Style** (Commercial Code Standards)

Leasing-type accounts processing

Leases are viewed from a leasing angle (i.e., as properties), and leasing fees are entered into accounts taking revenues from leasing as being equivalent to sales



First fiscal year
Last fiscal year
Leasing fees received
4 (Gross) margin
3 Interest paid
1 Leasing fee revenues
2 Cost of leasing (depreciation expenses)


**US style** (SEC Standards)

Financial-type accounts processing

Leases are viewed from a financial angle (i.e. as business transactions), leasing fees are considered as recovery of principal and interest, and interest is entered into accounts as leasing revenues



First fiscal year
Last fiscal year
Leasing fees received
6 Amount equivalent to principal
5 Leasing profits
3 Interest paid
4' (Gross) margin


As an example considering a four year lease for the purchase of 10 million yen in equipment.

(¥ thousand)

| | Japanese Style | | | US Style | | | | |
|---|---|---|---|---|---|---|---|---|
| **Year** | **Sales and Profits** (1) Leasing Fee Revenues | **Cost** (2) Cost of Leasing (Depreciation Expenses) (3) Interest Paid | **(4) Gross Margin** (1) - ((2) + (3)) | **Leasing Fees Received** (1) = (5) + (6) | **Sales and Profit** (5) Leasing Profits | **Cost** (3) Interest Paid | **(6) Amount Equivalent to Principal** | **(4)' Gross Margin** (5) - (3) |
| 1 | 2,870 | 2,900<br>2,500<br>400 | (30) | 2,870 | 576 | 400 | 2,294 | 176 |
| 2 | 2,870 | 2,806<br>2,500<br>306 | 64 | 2,870 | 444 | 306 | 2,426 | 138 |
| 3 | 2,870 | 2,708<br>2,500<br>208 | 162 | 2,870 | 304 | 208 | 2,566 | 96 |
| 4 | 2,870 | 2,606<br>2,500<br>106 | 264 | 2,870 | 156 | 106 | 2,714 | 50 |
| **Total** | 11,480 | 11,020 | 460 | 11,480 | 1,480 | 1,020 | 10,000 | 460 |

**Special Features**

Japanese Style:

- The leasing fee revenue is equal to the total leasing fees received.
- Costs are high initially, and decrease gradually thereafter.
- Because (gross) margin is initially squeezed by interest paid, even if the total value of leasing contracts increases, this is unlikely to be reflected in term profits.

US Style:

- The leasing profits are defined as the total equivalent to interest of leasing fees received.
- Leasing profits and interest paid are high initially, and decrease gradually thereafter.
- Profits and procurement costs correspond to the term, and (gross) margin is included in accounts throughout the term of the lease.
- The total sum of interest paid and the amount equivalent to principal is equivalent to cost as shown under the Japanese Style Standards.

Notes: 1. In the Japanese and US systems of accounting, because the distribuition of leasing profit is different, variations arise in terms of amounts of sales and profits included in the accounts in each term. However, interest paid (3) and (gross) margin (4 and 4') through the lease period are the same.

2. US SEC standards treat operating leases the same as under the Japanese Commercial Code.

# 日米ファイナンス・リース会計の違い

| 日本式（商法基準） | 米国式（SEC基準） |
|---|---|
| 賃貸借的会計処理 | 金融的会計処理 |
| リースを賃貸借的側面（物件）でとらえ、リース料を賃貸料収益＝売上として計上 | リースを金融的側面（取引）でとらえ、リース料を元本と利息の回収と考えて利息部分をリース収益として計上 |



初年度
最終年度
受取
リース料
(4)（粗）利益
(3)支払利息
(1)賃貸料収益
(2)賃貸原価




初年度
最終年度
受取
リース料
(6)元本相当額
(4)'（粗）利益
(5)リース収益
(3)支払利息


例えば、購入価格10,000千円の物件を、"期間4 年" "年額リース料2,870千円"の条件でリースし、
"4年元利均等返済"の条件で資金調達した場合、次のようになります。

（単位：千円）

| | 日本式 | | | 米国式 | | | | |
|---|---|---|---|---|---|---|---|---|
| 年度 | 売上・収益<br>①賃貸料収入 | 原価<br>②賃貸原価（償却費）<br>③支払利息 | ④（粗）利益<br>①－（②＋③） | 受取リース料<br>①＝⑤＋⑥ | 売上・収益<br>⑤リース収益 | 原価<br>③支払利息 | ⑥元本相当額 | ④'（粗）利益<br>⑤－③ |
| 1 | 2,870 | 2,900<br>2,500<br>400 | △30 | 2,870 | 576 | 400 | 2,294 | 176 |
| 2 | 2,870 | 2,806<br>2,500<br>306 | 64 | 2,870 | 444 | 306 | 2,426 | 138 |
| 3 | 2,870 | 2,708<br>2,500<br>208 | 162 | 2,870 | 304 | 208 | 2,566 | 96 |
| 4 | 2,870 | 2,606<br>2,500<br>106 | 264 | 2,870 | 156 | 106 | 2,714 | 50 |
| 計 | 11,480 | 11,020 | 460 | 11,480 | 1,480 | 1,020 | 10,000 | 460 |
| 特徴 | ・賃貸料収入は受取リース料の金額。<br>・原価は当初大きく、以降徐々に減少。<br>・（粗）利益は当初、支払利息に圧迫されるため、リース契約高が増加しても期間利益に反映されにくい。 | | | ・リース収益は受取リース料のうち利息相当額のみ。<br>・リース収益・支払利息ともに当初大きく、以降徐々に減少。<br>・収益と調達コストは期間対応し、（粗）利益 はリース期間全体を通して計上。<br>・支払利息と元本相当額の合計は日本式の原価に相当する。 | | | | |

注：1.日米両方式において、リース収益の配分が異なるため、各期間の売上と利益計上額に差異が生じます。
しかし、リース期間を通じた支払利息（図③）と（粗）利益（図④と図④'）は一致します。
2.米国の会計基準により「オペレーティング・リース」に分類されるリースに関しては、日本式と同様の会計処理になります。

ORIX Corporation
3-22-8 Shiba, Minato-ku, Tokyo
105-8683, Japan
Established: April 17, 1964
Shareholders' Equity: ¥502,508 million
Number of Employees: 11,271

Total Number of Shares Authorized: 259,000,000 shares
Total Number of Shares Outstanding: 84,303,985 shares
Number of Shareholders: 10,895
Transfer Agent for Common Shares:
UFJ Trust Bank Limited
1-4-3, Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan

Common Shares and Convertible Notes:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange
Securities Code No. 8591
American Depositary Receipts:
New York Stock Exchange
Trading Symbol IX
(As of March 31, 2002)

ORIX Corporation
Corporate Communications,
Office of the President
3-22-8 Shiba, Minato-ku, Tokyo
105-8683, Japan
Tel. (03)5419-5102
Fax. (03)5419-5901
E-mail: orixir@orix.co.jp
URL: www.orix.co.jp

オリックス株式会社
〒105-8683　東京都港区芝3丁目22番8号
設立：1964年4月17日
株主資本：502,508百万円
従業員数：11,271人



授権株式総数：259,000,000株
発行済株式総数：84,303,985株
株主総数：10,895
名義書換代理人：UFJ信託銀行株式会社
〒100-0005　東京都千代田区丸ノ内1丁目4番3号

東京証券取引所　市場第一部
大阪証券取引所　市場第一部
名古屋証券取引所　市場第一部
証券コード：8591
ニューヨーク証券取引所
証券コード:IX
(2002年3月31日現在)

**ご連絡先**

この冊子の内容についてご質問、また補足情報をご希望の方は下記までご連絡ください。

オリックス株式会社　社長室広報グループ
TEL：03-5419-5102　FAX：03-5419-5901
E-mail：orixir@orix.co.jp
URL：www.orix.co.jp

IX LISTED NYSE®

This Investors' Guide is printed on recycled paper.

Printed in Japan



ORIX

# Value Solutions

## Changing Challenges, Challenging Changes

ANNUAL REPORT 2002

Value Creation

Teamwork

Knowledge Sharing

Experience

ORIX Corporation



| Operating Assets |
|---|
| **Investment in Direct Financing Leases** 30.0% ¥1,658,669 million |
| **Investment in Operating Leases** 8.6% ¥474,491 million |
| **Installment Loans** 41.1% ¥2,273,280 million |
| **Investment in Securities** 15.6% ¥861,336 million |
| **Other Operating Assets** 4.7% ¥260,373 million |

| Revenues | Principal Services | Revenue Recognition |
|---|---|---|
| **Direct Financing Leases** 18.5% ¥121,914 million | Full-payout leases of office automation (OA) equipment, industrial equipment, automobiles, etc. | The interest and fee portion of leasing fees are recorded. * Financing leases are transactions in which ORIX purchases the product desired by the customer on behalf of the customer and then leases the product to the customer. Mid-term contract cancellations are, in principle, not allowed, and the majority of the product cost, interest, and other costs are recovered from the customer. |
| **Operating Leases** 18.4% ¥120,807 million | Precision measuring & OA equipment rentals, aircraft and automobile leasing, automobile rentals, real estate rental and administration | The sum of operating lease payments is recorded. * Operating leases are transactions that allow customers to choose from an inventory of goods and use leased products for only the period desired. In general, a given product is rented out a number of times to different users and ultimately sold in secondary markets. |
| **Interest on Loans and Investment Securities** 18.5% ¥121,962 million | Corporate finance, consumer card loans, housing loans | The interest on loans and investment securities other than those of ORIX Life Insurance are recorded. |
| **Life Insurance Premiums and Related Investment Income** 23.1% ¥152,333 million | Life insurance | The premium income and asset management income of ORIX Life Insurance is recorded. |
| **Other Operating Revenues** 18.5% ¥121,705 million | Condominium development, loan servicing, fee income, etc. | The revenues from the sale of condominiums, loan servicing income, and other commission income, including insurance agency fees, are recorded. |
| **Brokerage Commissions and Gains on Investment Securities** 2.8% ¥18,367 million | Stock brokerage and trading | The brokerage commissions of ORIX Securities and the gains on sales of securities other than those sold by ORIX Life Insurance are recorded. |
| **Interest Income on Deposits** 0.2% ¥1,374 million | | The income from interest on deposits is recorded. |

**CONTENTS**

With activities ranging from leasing, rentals, and installment loans to life insurance, real estate finance, and investment banking, ORIX has expanded its operations globally to become an innovative provider of financial services.

ORIX aims to maximize shareholder value by drawing on its extensive array of specialized capabilities to continuously provide our customers with value-added financial solutions.

chance

**Total Assets & ROA**


(Billions of yen)
(%)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
6,350
0.67
'98 '99 '00 '01 '02

Total Assets (left)
ROA (right)

**Net Income & ROE**


(Billions of yen)
(%)
40
30
20
10
0
20
15
10
5
0
40
8.36
'98 '99 '00 '01 '02

Net Income (left)
ROE (right)

**Shareholders' Equity & Shareholders' Equity Ratio**


(Billions of yen)
(%)
500
400
300
200
100
0
15
12
9
6
3
0
503
7.91
'98 '99 '00 '01 '02

Shareholders' Equity (left)
Shareholders' Equity Ratio (right)

**Diluted Net Income per Share & Book Value per Share**


(Yen)
(Yen)
600
500
400
300
200
100
0
6,000
5,000
4,000
3,000
2,000
1,000
0
467.11
6,008
'98 '99 '00 '01 '02

Diluted Net Income per Share (left)
Book Value per Share (right)



Yoshihiko Miyauchi
Chairman and CEO

# Changing Challenges

## FINANCIAL HIGHLIGHTS

Years Ended March 31, 2001 and 2002

| | Millions of yen | | Millions of U.S. dollars | | |
|---|---|---|---|---|---|
| | 2001 | 2002 | 2002 | Change | Percent change |
| Income before income taxes | ¥ 59,236 | ¥ **73,039** | $ **548** | ¥ 13,803 | 23.3 |
| Net income | 34,157 | **40,269** | **302** | 6,112 | 17.9 |
| Operating assets | 5,029,555 | **5,528,149** | **41,487** | 498,594 | 9.9 |
| Total assets | 5,591,311 | **6,350,219** | **47,656** | 758,908 | 13.6 |
| Per share data (in yen and dollars): | | | | | |
| Net income Basic | ¥ 417.77 | ¥ **489.19** | $ **3.67** | 71.42 | 17.1 |
| Diluted | 400.99 | **467.11** | **3.51** | 66.12 | 16.5 |
| Book value | 5,646.11 | **6,007.52** | **45.08** | 361.41 | 6.4 |
| Return on equity (%) | 7.70 | **8.36** | | | |
| Return on assets (%) | 0.62 | **0.67** | | | |
| Shareholders' equity ratio (%) | 8.25 | **7.91** | | | |
| Debt-to-equity ratio (times) | 8.82 | **9.31** | | | |

Note: The Japanese yen and U.S. dollar amounts are in millions of yen and millions of U.S. dollars, respectively, except for per share data.

I am pleased to report that your Company achieved growth in net income for the seventh consecutive year despite the continued economic difficulties in its main market, Japan. ORIX was able to distance itself from these adverse macroeconomic trends to grow profits, while selectively seizing opportunities for acquisitions and developing new businesses.

I am proud of these accomplishments and confident that we can achieve even more. We expect changes in our operating environment to produce challenging opportunities. We plan to continue to make the most of our accumulated knowledge and experience to seize these chances and be a truly unique provider of financial solutions.

# Challenging Changes

## Summary of Consolidated Performance

Operations in Japan were the driving force of growth in the fiscal year ended March 31, 2002 (fiscal 2002), with segment profits rising more than 30% compared with the previous fiscal year and accounting for over 90% of consolidated income before income taxes. Loans and automobile leases to corporate customers as well as real estate-related finance performed strongly, while advances were made in consumer card loans and housing loans. The contribution made by overseas operations, however, declined due to a major restructuring of our leasing operations in the United States.

**Segment Profit (Loss) by Region**



(Billions of yen)
100
80
60
40
20
0
-20
'97 '98 '99 '00 '01 '02
Japan
The Americas
Asia & Oceania
Europe


Improvements were also made in profitability, with return on equity (ROE) rising from 7.7% to 8.4%, and return on assets (ROA) advancing from 0.62% to 0.67%. Total assets increased 14%, to ¥6,350 billion, due in large part to our acquisitions of IFCO Inc., Senko Leasing Co., Ltd., and the Nihon Jisho Group as well as the purchase of housing loan assets from the Asahi Mutual Life Insurance Company. To strengthen our financial position in line with the rise in total assets and without unduly diluting net income per share, we made a combination offering of 1.8 million new shares and ¥28 billion (principal amount) in yen-denominated convertible bonds in December 2001. However, in part due to an increase of about ¥200 billion in cash at the end of the fiscal year as we prepared for potential instability in the Japanese financial system, there was some deterioration in the shareholders' equity ratio, which fell from 8.3% to 7.9%, and in the debt-to-equity ratio, which grew from 8.8 times to

9.3 times. Improving such financial ratios by increasing profits faster than we grow total assets is one of the challenges that we now face.

The Future

## Operations in Japan will continue to be the pillars of growth in fiscal 2003. We are striving to further boost profitability by expanding value-added businesses and fee income.

### Increasing Profits without Growing Assets

The Japanese economy is in the final stages of dealing with the aftereffects of the "bubble economy" that occurred in the early 1990s and is presently experiencing a painful period of structural change. Macroeconomic conditions are expected to be extremely difficult for the foreseeable future. However, precisely because of this operating environment and the changes that are occurring, ORIX has been able to gather information on diverse business opportunities, including potential acquisitions as companies restructure. We are also effectively utilizing new financing methods such as those that help our customers shift real estate assets off their balance sheets. In addition, there are many opportunities in loan servicing and the working out of distressed assets.

Much depends on how well ORIX can make the most of this unprecedented volume of information. In addition to carefully seeking out opportunities that present the greatest potential for boosting profitability and growth, ORIX must continue to promote the horizontal flow of information among various divisions and subsidiaries. Such collaboration helps ORIX to process information from the market more effectively and leads to greater value creation on each transaction. This culture of knowledge sharing is a powerful force that allows ORIX to take advantage of new business opportunities regardless of macroeconomic trends.

At the same time that ORIX moves forward to seize new opportunities, we will work to restrain asset growth by reevaluating each business and asset type in our portfolio and by selling off less profitable operations. One of the major tasks during the fiscal year ending March 31, 2003 is to speed up the pace of replacing relatively less profitable assets with better performing ones, while simultaneously striving to both grow profits and improve our financial position in the process.

### The Business Models of Convenience Stores and Boutiques

As customer needs become increasingly diverse, businesses without any outstanding features will find it increasingly difficult to generate profits. In the future, I expect to see successful businesses gravitating toward two business models—a "convenience store model" of efficiently providing standardized commodities and a "boutique model" of addressing individual needs with carefully-tailored specialty products and services. I believe ORIX's future lies in pursuing each of these strategies depending on the particular line of business, market trends, and customer needs.

A good example of a convenience store-type business is the ORIX Quick Lease (OQL) program, which is a highly efficient system for leasing such office automation (OA) equipment as personal computers and photocopiers through a nationwide network of approximately 10,000 cooperating dealers. In light of the increasingly low prices of OA equipment due to technological innovation, the profitability of such leasing operations depends on how quickly and efficiently we can process transactions, so the OQL system allows ORIX to remain competitive in this line of business. We will work to progressively increase the efficiency and speed of the OQL-related administrative procedures and other convenience store-type transactions.

### Unique Provider of Financial Solutions

We are also planning to expand our boutique-type businesses further. Our overall goal in such operations is to provide the kind of financial solutions that investment banks offer. To date, ORIX has pursued a strategy of cross-selling a diverse array of financial products and services—ranging from leases, rentals, and loans to life insurance and other products and services—to a clientele of approximately 500,000 small and medium-sized companies throughout Japan. Rather than simply continuing to market existing products and services, we plan to effectively utilize our knowledge and experience to assess the evermore sophisticated financial needs of our customers to propose innovative and value-added solutions.

Real estate finance is an example of an investment banking business with great potential. The real estate market in Japan is presently undergoing major changes. The methodology for determining real estate prices used to involve simple calculations of value per square meter of floor space, but there is a growing shift toward estimating values based on how much profit an individual property can be expected to generate. Regulatory reforms have made it possible to supply such new products as non-recourse loans, asset-backed securities, and real estate investment trusts (REITs). Besides providing real estate-related financing, ORIX has accumulated experience in developing and managing real estate in Japan as well as leading-edge real estate-related expertise through its operations in the United States. I believe this combination of skills and expertise is unique in Japan and provides a base for further expansion of our real estate-related finance operations.

Furthermore, ORIX's marketing force is already receiving requests from clients for advice on such topics as the sale of existing businesses, inheritance issues for owners of small businesses, and public offerings of privately-held companies. By collaborating with the Investment Banking Headquarters and other specialized business units within ORIX, the marketing staff is striving to provide tailor-made financial solutions to meet our customers' diverse needs. ORIX is very well positioned to expand this business because of our unique history of cross-selling financial products and services over our vast corporate network.

## The Market Trend from Corporate to Personal Finance—Accelerating the Profit Growth of ORIX's Retail Businesses

### Housing Loans and Consumer Card Loans

While consistently generating profit in its business with corporate customers, ORIX has also implemented a long-term strategy aimed at increasing the share of its business with individual consumers. Based on trends in Japan's financial markets as a whole, we expect retail finance to become more prominent over the next decade and beyond. ORIX has more than 20 years' experience in providing housing loans, with an initial focus on individuals seeking loans for the purchase of investment properties. Presently, these operations are conducted by ORIX Trust and Banking (OTB), which, rather than just handling loans for investment purposes, is also able to meet the various needs of individuals looking to OTB to buy properties for self-occupancy. Aided by the purchase of assets in December 2001, housing loans surged 42% in fiscal 2002, to ¥557 billion.

ORIX's consumer card loan business is designed to meet the short-term financing needs of customers with relatively high credit quality by providing cash loans charging reasonable interest rates. These loans are efficiently marketed through direct mail, print media, and the Internet. The balance of card loans has grown at annual rates exceeding 20% over the last two years, reaching ¥230 billion at the end of March 2002.

Although both these operations can be considered moderately-sized niche businesses, we expect them to make increasingly important contributions to ORIX's earnings as we expand our retail operations.

## Overseas Tasks for Fiscal 2003—Restructuring the Operations of U.S.-Based OFS

### Transforming the Business of Our Leasing Subsidiary

Overseas operations make up about a quarter of ORIX's consolidated assets. In fiscal 1997, the Asian region and the United States each accounted for about 30% of ORIX's income before income taxes. The U.S. operations continued to perform well after the Asian economic downturn in 1997, with the Americas segment making up more than 30% of our segment profits through to fiscal 2000. These overseas businesses made an important contribution to consolidated earnings when ORIX was struggling to cope with the fallout of the bubble economy in the 1990s in Japan, while domestic operations have shown considerable strength as performance in the United States deteriorated in the last couple years. The geographic diversification of ORIX's business portfolio has been one of the key factors that has enabled us to achieve rising profits for seven consecutive years.

In fiscal 2003, the biggest task for the overseas operations will be to rebuild ORIX Financial Services, Inc. (OFS) in the United States, which has been in the process of restructuring for close to two years. As part of this process, OFS has greatly reduced the size of its leasing portfolio, in particular transportation equipment, which has suffered the most damage in the past two years. OFS has also reduced its work force, streamlined its branch network and moved its head office.

However, this restructuring has also been a process of rebuilding. While the leasing operations have been restructured and refocused, OFS has also recruited specialized teams who have successfully developed new lending operations, with loans making up around 40% of OFS' operating assets at the end of March 2002, compared with only 16% at the end of the previous year. During fiscal 2003, we do not anticipate much contribution in terms of profits from OFS, but we do expect to continue to transform its business model and build a solid foundation for renewed growth and profitability in the future.

## Unique Corporate DNA for Taking Up New Challenges Amid a Constantly Changing Environment

### Combining Experience, Knowledge and Teamwork to Create New Value

I often hear people express the opinion that ORIX has such a wide variety of businesses that it is a difficult company to understand. True, we provide many diverse products and services such as life insurance, automobile maintenance leases, and real estate finance. However, insofar as each of these businesses adds value as capital flows through ORIX, I do not think the fundamental components of our various businesses differ so greatly. They are all a kind of processing business—characteristic of the financial services industry—with money as the main raw material. I would like to stress that ORIX has not built up its operations by trying to be the processor of all flows of money. Rather, we have continually worked to concentrate our resources on the most profitable niches within both corporate and retail markets.

The profitability of niche markets eventually drops off when competitors arrive. In order to sustain profitability by continually developing new niches for products and services that no other company offers, it is necessary to combine experience, knowledge and teamwork to create new forms of value. Fortunately, this combination is part of ORIX's corporate DNA and allows us to take up the changing challenges that we face. Regardless of the changes in our operating environment, as long as we maintain this DNA, I am confident that ORIX can continue to grow and maximize long-term shareholder value.

The success of ORIX would not be possible without the support of our shareholders, bondholders, customers, financial institutions, business partners, employees, and the many other people that cooperated with ORIX during the fiscal year. I thank you all and look forward to your continued support in the future.

April 25, 2002



Yoshihiko Miyauchi
Chairman and CEO



Yasuhiko Fujiki
President and COO



**Changes in our operating environment are creating new business opportunities for ORIX. The risks that ORIX faces are also changing. By supplementing our existing know-how with additional specialist capabilities, ORIX will strive to manage these risks to create new value.**

**Question**

**Why is ORIX shifting towards new types of businesses that appear riskier than your traditional leasing and lending operations?**

The reason is that **we are seeking to boost profitability and maximize shareholder value.** In fiscal 2002, our ROA and ROE improved to 0.67% and 8.4%, respectively, but these figures are not sufficient when judged from a global perspective. This reflects two factors. First, our main businesses are asset-based businesses like leasing and lending to corporate customers in Japan. Second, because Japanese financial markets remain primarily oriented toward indirect financing, it is difficult to get returns that match the risks involved, as many risks associated with debt financing have not been priced as they would be in other markets.

Within such an environment, ORIX has been able to raise profitability by shifting its focus to the "service" component of "financial services." For example, automobile maintenance leases include service contracts along with the financing and are more profitable than some other types of

# Challenges into Chances...

leasing. We have also been able to sell financial products and increase fee income. To boost our profitability still further, we are doing more business in real estate finance such as non-recourse loans and distressed asset workouts, and we have made some selected equity investments, so we must manage the risks of these new businesses carefully. I am well aware that **the knowledge and ability to control risk is crucial to success in financial services, and I believe ORIX can take up the challenges associated with these new businesses** that we are developing.

Question 2

**Does ORIX have the knowledge and ability needed to succeed in these businesses?**

Many of ORIX's traditional activities have centered on providing leases to small and medium-sized companies. This has never been a low-risk area considering that many of these companies do not have credit ratings, so sophisticated expertise is necessary to evaluate them properly. Leasing is essentially a form of unsecured financing, in the sense that while we have the leased equipment as a guarantee, we have never based our credit evaluations on the assumption that we can recover our investment by repossessing the leased assets. Instead, we have always carefully evaluated customers' cash flows, business prospects, and management to determine the creditworthiness of each company. With this background, we are quite confident in our superior ability to extend credit without collateral and determine corporate value. We have also developed many other capabilities needed to provide sophisticated financial services to corporate customers. When it comes to new businesses like equity investment for example, ORIX has acquired a number of companies as part of its diversification over the years, so we also have staff who have extensive experience in M&A and have the skills to evaluate the growth potential of small and medium-sized companies.

One area we are emphasizing in our real estate financing operations is non-recourse loans. Quite different from the traditional Japanese financing method of loans secured with real estate collateral, non-recourse loans are secured with the profit that the relevant property is expected to generate in the future. If an indebted company is unable to repay its loan, ORIX must ensure that the property's earnings power is unimpaired. Thus, in addition to financial know-how, the non-recourse loan business requires strong real estate development and management capabilities. ORIX has demonstrated its expertise in various types of real estate business for more than 15 years ever since it began renting corporate dormitories in the 1980s.

What this all means is that ORIX has staff with experience in a variety of business fields, and we frequently hire skilled people from outside as necessary. **By supplementing our existing know-how with additional specialist capabilities, I believe that ORIX can manage the risks in these new businesses.**



ROE & ROA
ROE
6.5%
7.6%
8.0%
8.1%
7.7%
8.4%
ROA
0.39%
0.45%
0.47%
0.57%
0.62%
0.67%
'97
'98
'99
'00
'01
'02

# Changing Chances into

### Question 3

**How are you managing such risks as those associated with equity investments?**

While equity investment is still a novel concept for most Japanese financial institutions, many European and American investment banks have been engaged in this business for some time. In August 2000, ORIX began offering small and medium-sized companies throughout Japan new solutions related to inheritance issues of family-owned and other closely-held companies. This business involves acquiring an equity stake in a company that is looking to offer its shares to the public or sell the company in a private transaction. In such transactions, ORIX will work together with that company's management to maximize corporate value and realized gains on the sale of its equity stake in the company. The profit on the sale of a successful company can be considerable; at the same time, there is a risk that our equity stake can become worthless. When scrutinizing the companies we are considering as investment candidates, we draw on corporate evaluation capabilities developed over many years in our corporate leasing and lending operations. Once a decision is reached, we draw on our own management expertise, fund procurement know-how, and staff to provide the companies with the resources needed to maximize their corporate value. In these ways, **we effectively manage risks while generating profits.** In this type of business, we have clear exit strategies from the very start, and this is different from the approach of our core operating businesses, which emphasize the holding of investments for longer periods.



### Question 4

**The business of purchasing and servicing distressed assets is risky. How are you controlling risks related to such activities?**

In our distressed asset business, we buy pools of distressed loans from financial institutions or other companies and then sell the associated real estate collateral or develop other exit strategies to recover the value of the assets. After the collapse of the bubble economy, **ORIX gained considerable experience recovering its own problem assets.** In 1999, we established ORIX Asset Management and Loan Services (OAMLS), which uses our accumulated asset collection know-how to develop our business involving the recovery of problem assets purchased from other companies. When acquiring distressed assets, we perform a thorough due diligence to determine the appropriate price, and our ability to market real estate collateral is the key factor that determines whether we will generate profits as originally planned. OAMLS strives to make the most of the synergies within ORIX. It works closely with ORIX Real Estate, for its real estate development and management know-how, and the Real Estate Finance Headquarters, for such expertise as that related to non-recourse loans, to effectively control risks while maximizing profitability. Another important strength is the expertise we are able to transfer from ORIX Capital Markets (OCM), which is a top player in the loan servicing and corporate mortgage-backed securities business in the United States.

# Value



Question 5

**How are you managing the risks associated with consumer card loans, housing loans, and other businesses involving individuals?**

In April 2002, OAMLS became the first Japanese company to obtain a rating from S&P for the three servicer operation categories of primary servicer (comprehensive management and recovery), special servicer (management and recovery of problem assets), and master servicer (management and recovery of performing assets), and was assigned S&P's second highest rating ("Above Average"), which is the highest rating of any Japanese company. While the distressed asset business is presently very attractive, with the increased securitization of real estate-backed loans, the need for master servicer operations to handle performing assets is expected to rise in Japan, and ORIX is also proactively seeking to expand its already strong position in this field.

Our wholly-owned subsidiary, ORIX Credit, initially did business providing shopping credit services, but has shifted to a strategy of specializing in consumer card loans. **As the card loan business is highly profitable and the related risks can be easily managed, the new business strategy has proven successful.** We now consider card loans to be one of our particularly strong business fields.

While credit evaluation of individual customers is different from that of corporate customers, ORIX maintains the same fundamental stance of making credit decisions by consistently focusing on the customer's fundamental ability to repay. First we use a scoring system to assign points in line with each applicant's employment situation and credit record. At the second stage, experienced credit evaluation staff review the point levels and other factors to perform a comprehensive evaluation.

**ORIX has a long history of extending housing loans. In the 1980's, we began providing housing-related credit principally for the purchase of condominiums as investment properties.** After the 1998 acquisition of ORIX Trust and Banking (OTB), our housing loan team was transferred to OTB, which began financing the purchase of homes for customers seeking to buy properties for self-occupancy purposes as well. In the housing loan business, just as in the card loan business, ORIX examines the individual customer along with the related formal data to thoroughly evaluate all factors pertaining to the loan. Based on know-how acquired through the investment-use loan business, we offer housing loan services at three loan plaza facilities in the greater-Tokyo region and one facility in Osaka, where we can meet directly with potential borrowers and confirm their credit worthiness.

**The Strength of OAMLS**


(United States)
ORIX Capital Markets
ORIX Asset Management and Loan Services
ORIX Real Estate
Real Estate Finance Headquarters
-Project Finance
-Structured Finance
-Investment Planning

**Balance of Consumer Card Loans & Housing Loans**


(Billions of yen)
118.3
121.3
181.2
230.4
411.2
396.7
392.9
557.5
'99 '00 '01 '02
'99 '00 '01 '02
Consumer Card Loans
Housing Loans

## ① Performance Summary[1]

### Revenues

ORIX's total revenues for the fiscal year ended March 31, 2002 rose 12.3%, to ¥658,462 million ($4,942 million), compared with the previous fiscal year. Life insurance premiums and related investment income edged down slightly, owing to the continued policy of marketing products that yeild lower revenues but are more profitable. However, strong growth in other operating revenues—such as those from our condominium development business in Japan—and increases in interest on loans and investment securities both in Japan and overseas contributed to revenue growth.

### Expenses

Total expenses increased 10.6%, to ¥585,093 million ($4,391 million). Revenue growth and the related expansion of operations was accompanied by an increase in other operating expenses and selling, general and administrative (SG&A) expenses, while a drop in market prices of stocks and bonds against the background of weak economies in Japan and overseas resulted in an increase in write-downs of securities. Provisions for doubtful receivables and possible loan losses also rose, reflecting a rise in the overall balance of loans to individuals as well as other additional provisions made in Japan and overseas for corporate leasing and lending operations. However, interest expense decreased substantially due to a decline in interest rates in Japan and overseas.

### Income before Income Taxes and Net Income

Income before income taxes grew 23.3%, to ¥73,039 million ($548 million), compared with the previous fiscal year, while net income increased for the seventh consecutive fiscal year, rising 17.9%, to a record level of ¥40,269 million ($302 million).

### New Business Volumes

Acquisitions in Japan were a major factor behind a 35.5% rise in direct financing leases (new equipment acquisitions). A substantial amount of housing loans was also acquired, and together with strong organic growth in housing loans and consumer card loans as well as increases in corporate lending, new installment loans added rose a strong 81.0% compared with the previous fiscal year.

### Operating Assets

While substantial acquisitions of direct financing leases were made during the fiscal year ended March 31, 2002, approximately ¥202.8 billion ($1,522 million) in lease receivables was securitized during the year and total investment in direct financing leases remained almost unchanged compared with the previous fiscal year. However, growth in installment loans and other operating assets led to an increase in ORIX's consolidated operating assets of 9.9%, to ¥5,528 billion ($41,486 million).

Earnings Summary (Millions of yen)

| | 2001 | **2002** | Change | Percent change |
|---|---|---|---|---|
| Total revenues | ¥586,149 | **¥658,462** | ¥72,313 | 12.3 |
| Total expenses | 529,001 | **585,093** | 56,092 | 10.6 |
| Income before income taxes | 59,236 | **73,039** | 13,803 | 23.3 |
| Net income | 34,157 | **40,269** | 6,112 | 17.9 |

[1] All references to "fiscal 2001" and "fiscal 2002" refer to the fiscal years ended March 31, 2001 and March 31, 2002 respectively.

New Business Volumes (Millions of yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| Direct financing leases (new equipment acquisitions) | ¥723,330 | **¥ 980,379** | ¥257,049 | 35.5 |
| Installment loans | 740,639 | **1,340,400** | 599,761 | 81.0 |
| Operating leases | 143,158 | **146,203** | 3,045 | 2.1 |
| Investment in securities | 397,218 | **348,347** | (48,871) | (12.3) |
| Other operating assets | 128,984 | **204,121** | 75,137 | 58.3 |

Assets (Millions of yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| Investment in direct financing leases | ¥1,657,709 | **¥1,658,669** | ¥ 960 | 0.1 |
| Installment loans | 1,846,511 | **2,273,280** | 426,769 | 23.1 |
| Investment in operating leases | 451,171 | **474,491** | 23,320 | 5.2 |
| Investment in securities | 942,158 | **861,336** | (80,822) | (8.6) |
| Other operating assets | 132,006 | **260,373** | 128,367 | 97.2 |
| Total operating assets | 5,029,555 | **5,528,149** | 498,594 | 9.9 |
| Other | 561,756 | **822,070** | 260,314 | 46.3 |
| Total assets | ¥5,591,311 | **¥6,350,219** | ¥758,908 | 13.6 |

## ② Operating Results

### (1) Total Revenues and Operating Assets

#### ① Direct Financing Leases[2]

**Revenues** from direct financing leases increased 8.8% in Japan owing to M&A activities and gains of ¥6,159 million ($46 million) from the securitization of direct financing lease assets, but the scale-down of the leasing business in the United States led to a 15.4% drop in revenues from overseas operations. Total revenues were ¥121,914 million ($915 million), virtually unchanged from the previous fiscal year.

**New equipment acquisitions** decreased 10.7% overseas due to a fall in new business in the United States, but surged 53.6% in Japan owing mainly to M&A transactions involving Senko Leasing Co., Ltd., IFCO Inc., and Hiroshima General Leasing Co., Ltd. As a result, the total value of new equipment acquisitions was up 35.5%, to ¥980,379 million ($7,357 million).

**Investment** in direct financing leases totaled ¥1,658.7 billion ($12,448 million), a slight increase of 0.1% compared with the previous fiscal year. While ORIX made a number of acquisitions throughout the year, ¥188.9 billion ($1,418 million) of domestic and ¥13.9 billion ($104 million) of overseas leasing assets were securitized and these are accounted for as off-balance sheet assets. In Japan, M&A transactions and the robust expansion of ORIX Auto Leasing's operations increased the balance of transportation equipment leases, but ORIX's rigorous credit standards, which restrained new transactions, and securitization resulted in declines in other types of direct financing leases.

[2] Direct financing leases consist of full-payout leases of various types of equipment, including office equipment, industrial machinery and transportation equipment (aircraft, vessels, and automobiles). For information on the recognition of revenues for direct financing leases, see Note ① (e) on page 41. For further details on investment in direct financing leases, see Note ④ on page 47. For information on the securitization of financing leases, see Note ⑨ on page 51.

Direct Financing Leases

(Millions of yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| Direct financing lease revenues | ¥ 122,003 | **¥ 121,914** | ¥ (89) | (0.1) |
| Japan | 77,365 | **84,151** | 6,786 | 8.8 |
| Overseas | 44,638 | **37,763** | (6,875) | (15.4) |
| New equipment acquisitions | ¥ 723,330 | **¥ 980,379** | ¥257,049 | 35.5 |
| Japan | 519,839 | **798,712** | 278,873 | 53.6 |
| Overseas | 203,491 | **181,667** | (21,824) | (10.7) |
| Investment in direct financing leases | ¥1,657,709 | **¥1,658,669** | ¥ 960 | 0.1 |
| Japan | 1,193,332 | **1,255,537** | 62,205 | 5.2 |
| Overseas | 464,377 | **403,132** | (61,245) | (13.2) |

Investment in Direct Financing Leases by Category

(Millions of yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| Information-related and office equipment | ¥ 334,174 | **¥ 262,524** | ¥ (71,650) | (21.4) |
| Industrial equipment | 372,542 | **286,942** | (85,600) | (23.0) |
| Commercial services equipment | 193,624 | **186,115** | (7,509) | (3.9) |
| Transportation equipment | 415,246 | **603,843** | 188,597 | 45.4 |
| Other | 342,123 | **319,245** | (22,878) | (6.7) |
| Total | ¥1,657,709 | **¥1,658,669** | ¥ 960 | 0.1 |

### ② Operating Leases[3]

**Revenues** from operating leases increased 6.5%, to ¥120,807 million ($907 million), primarily due to growth in automobile leases in Japan and overseas. In fiscal 2001 and 2002, gains from the disposition of operating lease assets were ¥7,883 million and ¥3,467 million ($26 million), respectively, and these figures are included in revenue from operating leases.

**New equipment acquisitions** of operating leases rose a slight 2.1%, to ¥146,203 million ($1,097 million), reflecting the acquisition of Nihon Jisho Corporation (real estate) and IFCO Rent-A-Car Corporation (transportation equipment) in Japan as well as an automobile leasing company in Thailand (transportation equipment).

**Investment** in operating leases grew 5.2%, to ¥474,491 million ($3,561 million), reflecting rises in transportation equipment and real estate leases due to the acquisitions mentioned above.

Operating Leases

(Millions of yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| Operating lease revenues | ¥113,478 | **¥120,807** | ¥ 7,329 | 6.5 |
| Japan | 83,612 | **87,732** | 4,120 | 4.9 |
| Overseas | 29,866 | **33,075** | 3,209 | 10.7 |
| New equipment acquisitions | ¥143,158 | **¥146,203** | ¥ 3,045 | 2.1 |
| Japan | 114,784 | **116,933** | 2,149 | 1.9 |
| Overseas | 28,374 | **29,270** | 896 | 3.2 |
| Investment in operating leases | ¥451,171 | **¥474,491** | ¥23,320 | 5.2 |
| Japan | 320,638 | **338,719** | 18,081 | 5.6 |
| Overseas | 130,533 | **135,772** | 5,239 | 4.0 |

3 Unlike direct financing leases, operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. For information on recognition of revenues for operating leases, see Note ① (e) on page 42. For details on the acquisition cost and accumulated depreciation of operating lease assets, see Note ⑤ on page 47.

Investment in Operating Leases by Category (Millions of yen)

| | 2001 | **2002** | Change | Percent change |
|---|---|---|---|---|
| Transportation equipment | ¥165,218 | **¥187,605** | ¥22,387 | 13.5 |
| Measuring equipment and personal computers | 77,808 | **71,527** | (6,281) | (8.1) |
| Real estate and other | 208,145 | **215,359** | 7,214 | 3.5 |
| Total | ¥451,171 | **¥474,491** | ¥23,320 | 5.2 |

### ③ Installment Loans and Investment Securities[4]

**Interest on loans** rose 16.7%, to ¥99,732 million ($748 million), due to an increase in assets both in Japan and overseas. Gains from the securitization of installment loans of ¥3,076 million ($23 million) are included in interest on loans.

**New loans added** surged 81.0%, to ¥1,340.4 billion ($10,059 million), reflecting growth in loans to corporate customers, housing loans (including acquisitions) and consumer card loans in Japan as well as a rise in U.S. corporate lending.

**The balance of installment loans** increased 23.1%, to ¥2,273.3 billion ($17,060 million), due to the strong growth in loans to individuals in Japan and corporate lending both in Japan and overseas. Approximately ¥46.1 billion ($346 million) of card loan assets were securitized in Japan, and these are accounted for as off-balance sheet assets.

Installment Loans (Millions of yen)

| | 2001 | **2002** | Change | Percent change |
|---|---|---|---|---|
| Interest on installment loans | ¥ 85,441 | **¥ 99,732** | ¥ 14,291 | 16.7 |
| Japan | 58,100 | **70,135** | 12,035 | 20.7 |
| Overseas | 27,341 | **29,597** | 2,256 | 8.3 |
| New loans added | ¥ 740,639 | **¥1,340,400** | ¥599,761 | 81.0 |
| Japan | 658,243 | **1,144,667** | 486,424 | 73.9 |
| Overseas | 82,396 | **195,733** | 113,337 | 137.6 |
| Installment loans | ¥1,846,511 | **¥2,273,280** | ¥426,769 | 23.1 |
| Japan | 1,489,065 | **1,840,289** | 351,224 | 23.6 |
| Overseas | 357,446 | **432,991** | 75,545 | 21.1 |

4 The consolidated balance sheets figures for the balance of "installment loans" and "investment in securities" include the operating assets of the life insurance operations, but the consolidated statements of income figures for "interest on loans and investment securities" exclude revenues from life insurance operating assets. See page 18, "balance of investments by ORIX Life Insurance," for a breakdown of operating assets in the life insurance operations. Gains on investment securities are included in "brokerage commissions and gains on investment securities" in the consolidated statements of income. Income stemming from the life insurance business—including interest income from installment loans, interest income from investment securities, and gains on the sale of investment securities—is included in "life insurance premiums and related investment income" in the consolidated statements of income.

Installment Loans by Region and Loan Type

(Millions of yen)

| | | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|---|
| Domestic borrowers: | | | | | |
| Consumers: | Housing loans | ¥ 392,896 | **¥ 557,461** | ¥164,565 | 41.9 |
| | Card loans | 181,215 | **230,358** | 49,143 | 27.1 |
| | Other | 43,959 | **44,829** | 870 | 2.0 |
| | Subtotal | 618,070 | **832,648** | 214,578 | 34.7 |
| Commercial: | Real estate related companies | 222,818 | **278,367** | 55,549 | 24.9 |
| | Commercial and industrial companies | 627,252 | **708,031** | 80,779 | 12.9 |
| | Subtotal | 850,070 | **986,398** | 136,328 | 16.0 |
| | Total (Japan) | 1,468,140 | **1,819,046** | 350,906 | 23.9 |
| Foreign commercial, industrial and other borrowers | | 357,446 | **432,771** | 75,325 | 21.1 |
| Loan origination costs, net | | 20,925 | **21,463** | 538 | 2.6 |
| Total | | ¥1,846,511 | **¥2,273,280** | ¥426,769 | 23.1 |

**Interest on investment securities** decreased 7.4%, to ¥22,230 million ($167 million), owing to a decline in the balance of investment in securities both in Japan and overseas.

**New securities added** fell 12.3%, to ¥348,347 million ($2,614 million), as a result of slight drops in the life insurance and venture capital operations in Japan, with larger decreases overseas against the background of weak market conditions.

While investment in "other securities" grew due to higher investment in investment funds, the balance of **investment in securities** was down 8.6%, to ¥861,336 million ($6,464 million).

Investment Securities

(Millions of yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| Interest on investment securities | ¥ 24,007 | **¥ 22,230** | ¥ (1,777) | (7.4) |
| Japan | 5,081 | **3,533** | (1,548) | (30.5) |
| Overseas | 18,926 | **18,697** | (229) | (1.2) |
| New securities added | ¥397,218 | **¥348,347** | ¥(48,871) | (12.3) |
| Japan | 315,634 | **304,248** | (11,386) | (3.6) |
| Overseas | 81,584 | **44,099** | (37,485) | (45.9) |
| Investment in securities | ¥942,158 | **¥861,336** | ¥(80,822) | (8.6) |
| Japan | 731,442 | **651,702** | (79,740) | (10.9) |
| Overseas | 210,716 | **209,634** | (1,082) | (0.5) |

Investment in Securities by Security Type[5] (Millions of yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| Trading securities | ¥ 581 | **¥ 879** | ¥ 298 | 51.3 |
| Available-for-sale securities | 841,409 | **718,919** | (122,490) | (14.6) |
| Held-to-maturity securities | 13,005 | **16,008** | 3,003 | 23.1 |
| Other securities | 87,163 | **125,530** | 38,367 | 44.0 |
| Total | ¥942,158 | **¥861,336** | ¥ (80,822) | (8.6) |

### ④ Brokerage Commissions and Gains on Investment Securities

Reflecting lower trading volumes in Japan, the **brokerage commissions** of ORIX Securities decreased 9.6%, to ¥2,940 million ($22 million), while **gains on investment securities** surged 75.2%, to ¥15,427 million ($116 million), due to the realization of gains from venture capital investments in Japan.

Brokerage Commissions and Gains on Investment Securities (Millions of yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| Brokerage commissions | ¥ 3,252 | **¥ 2,940** | ¥ (312) | (9.6) |
| Gains on investment securities, net | 8,803 | **15,427** | 6,624 | 75.2 |
| Total | ¥12,055 | **¥18,367** | ¥6,312 | 52.4 |

### ⑤ Life Insurance Operations[6]

**Life insurance premiums** of ORIX Life Insurance decreased 4.3%, to ¥135,479 million ($1,017 million). These drops were due to ORIX Life Insurance's policy of emphasizing profitability in line with which it discontinued the sale of single premium endowment insurance and devoted considerable energy to the marketing of such products as term and whole life insurance that produce lower revenues but higher margins. **Related investment income** was approximately unchanged at ¥16,854 million ($126 million).

Life Insurance Premiums and Related Investment Income (Millions of yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| Life insurance premiums | ¥141,528 | **¥135,479** | ¥(6,049) | (4.3) |
| Life insurance related investment income | 16,786 | **16,854** | 68 | 0.4 |
| Total | ¥158,314 | **¥152,333** | ¥(5,981) | (3.8) |

5 Investment in securities associated with the life insurance business is included in these figures. For detailed figures regarding investment in securities in the life insurance operations see "⑤ Life Insurance Operations."

6 Interest on investment securities, gains on the sale of securities, interest on loans, and real estate income related to the life insurance operations are included in life insurance related investment income. For information on the amortization of life insurance costs charged to income, see Note ⑲ on page 63.

Balance of Investments by ORIX Life Insurance[7]

(Millions of yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| Fixed income securities | ¥519,995 | **¥433,463** | ¥(86,532) | (16.6) |
| Marketable equity securities | 7,167 | **73** | (7,094) | (99.0) |
| Other securities | 9,975 | **23,596** | 13,621 | 136.6 |
| Total investment in securities | 537,137 | **457,132** | (80,005) | (14.9) |
| Other investments | 6,749 | **86,606** | 79,857 | 1,183.2 |
| Total | ¥543,886 | **¥543,738** | ¥ (148) | (0.0) |

⑥ **Other Operations[8]**

**Other operating revenues** surged 78.1%, to ¥121,705 million ($913 million). In Japan, strong growth in revenues from the condominium development business made up ¥58,078 million ($436 million) of this total, and revenues from loan servicing and other fee-based businesses also increased. Overseas, contributions to performance were made by loan servicing and the sale of real estate in the United States.

As a consequence of the acquisition of assets for a real estate investment trust (REIT) and the expansion of the condominium development business, **new assets added** advanced 58.3%, to ¥204,121 million ($1,532 million).

The balance of **other operating assets** rose sharply by 97.2%, to ¥260,373 million ($1,954 million), owing to the growth of new assets added.

Other Operations

(Millions of yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| Other operating revenues | ¥ 68,331 | **¥121,705** | ¥ 53,374 | 78.1 |
| Japan | 59,081 | **109,730** | 50,649 | 85.7 |
| Overseas | 9,250 | **11,975** | 2,725 | 29.5 |
| New assets added | ¥128,984 | **¥204,121** | ¥ 75,137 | 58.3 |
| Japan | 86,376 | **180,903** | 94,527 | 109.4 |
| Overseas | 42,608 | **23,218** | (19,390) | (45.5) |
| Other operating assets | ¥132,006 | **¥260,373** | ¥128,367 | 97.2 |
| Japan | 106,778 | **248,216** | 141,438 | 132.5 |
| Overseas | 25,228 | **12,157** | (13,071) | (51.8) |

**(2) Expenses**

① **Interest Expense**

As a result of declines in domestic and overseas interest rates as well as the Company's effective control of market risks—such as interest rate and liquidity risks—through its asset-liability management (ALM) systems, ORIX was able to respond quickly to changing market environments, and interest expense fell 17.3%, to ¥90,348 million ($678 million).

② **Depreciation of Operating Leases**

Reflecting a large rise in new investment in operating leases during the previous fiscal year, the depreciation of operating lease assets grew 12.8%, to ¥77,047 million ($578 million).

[7] The balance of life insurance business related investment securities is included in "investment in securities" in the consolidated balance sheets. Other investments are mainly real estate and installment loans.
[8] Other operating revenues include revenues from the condominium development business, and loan servicing and other fee-based businesses.

### ③ Life Insurance Costs

Owing to a rise in insurance payments, life insurance costs decreased at a slightly slower rate than the 3.8% rate of decline in life insurance premiums and related investment income, falling 2.7%, to ¥139,786 million ($1,049 million).

### ④ Other Operating Expenses

Other operating expenses principally comprise the cost of sales for ORIX's condominium operations. Reflecting a rise in sales associated with residential housing development, other operating expenses grew 81.6%, to ¥79,131 million ($594 million).

### ⑤ SG&A Expenses

Employee salaries and other personnel expenses account for approximately half of SG&A expenses, and the remaining half consists of such general expenses as office rental and communications and travel expenses.

A rise in the number of consolidated companies, the cost of restructuring in the United States (approximately ¥2.6 billion ($20 million)), and the influence of exchange rates were the major factors underlying a 24.9% increase in SG&A expenses, to ¥126,316 million ($948 million).

### ⑥ Provision for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses

To prepare for a possible increase in personal and corporate bankruptcies in Japan due to the prolonged weakness of economic conditions as well as to respond to new cases of past-due receivables principally emerging due to the downturn in the U.S. economy, ORIX recorded ¥51,367 million ($385 million) in provisions in fiscal 2002, an increase of 15.2%.

Primarily as a result of the deterioration of leasing assets in the United States, the balance of **90+ days past-due direct financing leases** grew 26.9%, to ¥67,924 million ($510 million). ORIX made ¥23,237 million ($174 million) of provisions for doubtful receivables on direct financing leases, increasing the allowance for doubtful receivables 24.3%, to ¥50,837 million ($382 million), which represents 74.8% of the 90+ days past-due direct financing leases compared with 76.4% in the previous fiscal year.

The balance of **90+ days past-due installment loans** not attributable to FASB Statement No. 114 fell 12.5%, to ¥74,199 million ($557 million). In response to a rise in the balance of loans to individuals, ORIX made ¥21,240 million ($159 million) in provisions for possible loan losses, increasing the balance of its allowance for possible loan losses 5.7%, to ¥56,188 million ($422 million). The ratio of this figure to the balance of 90+ days past-due loans was thereby increased to 75.7%, from 62.7% at the end of the previous fiscal year.

The balance of **loans considered impaired under the definition contained in FASB Statement No. 114** was ¥113,000 million ($848 million), of which the portion requiring reserves was ¥71,802 million ($539 million). The Company made provisions of ¥6,890 million ($52 million) for these loans, and the allowance was ¥45,862 million ($344 million) at the end of March 2002.[9]

[9] For further information on FASB Statement No. 114, see Note ⑦ on page 49.

90+ Days Past-Due Direct Financing Leases and Loans not Attributable to FASB Statement No. 114 (Millions of yen)

| | 2001 | **2002** | Change | Percent change |
|---|---|---|---|---|
| 90+ days past-due direct financing leases | ¥53,515 | **¥67,924** | ¥14,409 | 26.9 |
| 90+ days past-due loans | 84,827 | **74,199** | (10,628) | (12.5) |

Loans Considered Impaired under FASB Statement No. 114 (Millions of yen)

| | 2001 | **2002** | Change | Percent change |
|---|---|---|---|---|
| Impaired loans | ¥120,090 | **¥113,000** | ¥(7,090) | (5.9) |
| Impaired loans requiring a valuation allowance | 73,636 | **71,802** | (1,834) | (2.5) |
| Expected recoveries | 26,599 | **25,940** | (659) | (2.5) |
| Valuation allowance | 47,037 | **45,862** | (1,175) | (2.5) |

Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses[10] (Millions of yen)

| | 2001 | **2002** | Change | Percent change |
|---|---|---|---|---|
| Beginning balance | ¥136,939 | **¥141,077** | ¥ 4,138 | 3.0 |
| Direct financing leases | 35,783 | **40,885** | 5,102 | 14.3 |
| Loans not attributable to FASB 114 | 49,365 | **53,155** | 3,790 | 7.7 |
| FASB 114 impaired loans | 51,791 | **47,037** | (4,754) | (9.2) |
| Provisions charged to income | ¥ 44,584 | **¥ 51,367** | ¥ 6,783 | 15.2 |
| Direct financing leases | 22,619 | **23,237** | 618 | 2.7 |
| Loans not attributable to FASB 114 | 16,417 | **21,240** | 4,823 | 29.4 |
| FASB 114 impaired loans | 5,548 | **6,890** | 1,342 | 24.2 |
| Charge-offs | ¥ (46,306) | **¥ (49,340)** | ¥ (3,034) | 6.6 |
| Direct financing leases | (20,679) | **(21,364)** | (685) | 3.3 |
| Loans not attributable to FASB 114 | (14,442) | **(19,501)** | (5,059) | 35.0 |
| FASB 114 impaired loans | (11,185) | **(8,475)** | 2,710 | (24.2) |
| Other* | ¥ 5,860 | **¥ 9,783** | ¥ 3,923 | 66.9 |
| Direct financing leases | 3,162 | **8,079** | 4,917 | 155.5 |
| Loans not attributable to FASB 114 | 1,815 | **1,294** | (521) | (28.7) |
| FASB 114 impaired loans | 883 | **410** | (473) | (53.6) |
| Ending balance | ¥141,077 | **¥152,887** | ¥11,810 | 8.4 |
| Direct financing leases | 40,885 | **50,837** | 9,952 | 24.3 |
| Loans not attributable to FASB 114 | 53,155 | **56,188** | 3,033 | 5.7 |
| FASB 114 impaired loans | 47,037 | **45,862** | (1,175) | (2.5) |

*Other includes foreign currency translation adjustments and the effect of acquisitions.

### ⑦ Write-downs of long-lived assets[11]

Based on FASB Statement No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), the Company wrote down ¥2,716 million ($20 million) in domestic real estate project assets included within investment in operating leases, other operating assets, and advances.

### ⑧ Write-downs of securities[12]

The Company wrote down the value of securities with a total value of ¥19,742 million ($148 million), up 82.0% from the level in the previous fiscal year. These securities included write-downs of approximately ¥3.7 billion ($28 million) in securities associated with Enron Corporation, approximately ¥7.0 billion ($53 million) in high-yield bonds in the United States, and the remainder primarily Japanese equity securities.

10 For segment information on the allowance for doubtful receivables and possible loan losses, see Note ㉖ on page 68.
11 For further information on write-downs of long-lived assets, see Note ① (u) on page 44.
12 For further information on write-downs of securities, see Note ① (h) on page 42.

### (3) Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates

*During fiscal 2002, equity in net income (loss) of and gain* (loss) on sales of affiliates was a loss of ¥330 million ($2 million) due primarily to continued losses at a Bermuda-based futures trading and reinsurance affiliate. The gain on the disposal of equity investments in affiliates was ¥119 million ($1 million).

### (4) Provision for Income Taxes

Income taxes rose in line with the increase in income before income taxes.

### (5) Net Income

Operating income totaled ¥73,369 million ($551 million), up 28.4% from the previous fiscal year, and income before income taxes was ¥73,039 million ($548 million), up 23.3%. Net income grew 17.9%, to ¥40,269 million ($302 million), representing the seventh consecutive fiscal year of higher profits. As a result, net income per share on a diluted basis was ¥467.11 ($3.51), up 16.5% from the previous year.

## ③ Cash Flows

Net cash provided by operating activities increased 8.7%, to ¥257,635 million ($1,933 million). While ORIX's heightened emphasis on profitability in its marketing operations in the life insurance business resulted in a slowdown in the rate of increase in policy liabilities, an increase of interest on loans along with strong condominium sales led to the increase in net cash from operating activities.

Net cash used in investing activities grew 7.0%, to ¥305,711 million ($2,294 million), due to a large rise in installment loans made to customers, which offset a rise in proceeds from the sale of available-for-sale securities.

Net cash provided by financing activities was ¥246,116 million ($1,847 million), resulting in cash and cash equivalents at the end of the fiscal year of ¥354,748 million ($2,662 million), up ¥199,337 million ($1,496 million).

## ④ Segment Information[13]

The following financial information by segment is regularly used by ORIX's management as a basis for evaluating performance and making decisions on the distribution of corporate resources. Domestic operations are segmented by type of business, while overseas operations are segmented by region.

Segments in Japan accounted for 84.7% and 92.1% of total segment profit in fiscal 2001 and 2002, respectively. At the end of March 2002, ¥4.3 trillion ($32 billion), or approximately 76.3%, of total segment assets were in Japan.

Segments overseas accounted for 15.3% and 7.9% of total segment profits in fiscal 2001 and 2002, respectively. At the end of March 31, 2002, ¥794.3 billion ($5,961 million), or 14.0%, of total segment assets were in the Americas; ¥435.1 billion ($3,265 million), or 7.7%, in Asia and Oceania; and ¥113.8 billion ($854 million), or 2.0%, in Europe.

[13] For more-detailed segment information, see "Note ㉖, Segment Information" on page 68. For more information on the major business divisions and subsidiaries in each segment, refer to the "Directory (by Segment)" on page 73.

Segment Profit (Loss)

(Millions of yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| **Domestic Business Segments** | | | | |
| Corporate finance | ¥44,427 | **¥48,066** | ¥ 3,639 | 8.2 |
| Equipment operating leases | 11,165 | **9,906** | (1,259) | (11.3) |
| Real estate-related finance | 1,944 | **5,654** | 3,710 | 190.8 |
| Real estate | (4,604) | **5,842** | 10,446 | — |
| Life insurance | 5,982 | **5,764** | (218) | (3.6) |
| Other | 1,035 | **4,941** | 3,906 | 377.4 |
| Subtotal | 59,949 | **80,173** | 20,224 | 33.7 |
| **Overseas Business Segments** | | | | |
| The Americas | 8,896 | **810** | (8,086) | (90.9) |
| Asia and Oceania | 1,203 | **5,433** | 4,230 | 351.6 |
| Europe | 716 | **600** | (116) | (16.2) |
| Subtotal | 10,815 | **6,843** | (3,972) | (36.7) |
| Total Segment Profit (Loss) | 70,764 | **87,016** | 16,252 | 23.0 |
| Reconciliation | (11,528) | **(13,977)** | (2,449) | — |
| Consolidated income before income taxes | ¥59,236 | **¥73,039** | ¥13,803 | 23.3 |

Segment Assets

(Millions of yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| **Domestic Business Segments** | | | | |
| Corporate finance | ¥1,889,538 | **¥1,960,380** | ¥ 70,842 | 3.7 |
| Equipment operating leases | 134,270 | **147,444** | 13,174 | 9.8 |
| Real estate-related finance | 606,801 | **1,012,896** | 406,095 | 66.9 |
| Real estate | 310,340 | **326,473** | 16,133 | 5.2 |
| Life insurance | 543,886 | **543,738** | (148) | (0.0) |
| Other | 284,835 | **352,433** | 67,598 | 23.7 |
| Subtotal | 3,769,670 | **4,343,364** | 573,694 | 15.2 |
| **Overseas Business Segments** | | | | |
| The Americas | 804,118 | **794,330** | (9,788) | (1.2) |
| Asia and Oceania | 402,707 | **435,093** | 32,386 | 8.0 |
| Europe | 158,646 | **113,844** | (44,802) | (28.2) |
| Subtotal | 1,365,471 | **1,343,267** | (22,204) | (1.6) |
| Total Segment Assets | 5,135,141 | **5,686,631** | 551,490 | 10.7 |
| Reconciliation | (105,586) | **(158,482)** | (52,896) | — |
| Total consolidated operating assets | ¥5,029,555 | **¥5,528,149** | ¥498,594 | 9.9 |

*Corporate Finance*


(Billions of yen)
118.8
1,960.4
48.1
120
100
80
60
40
20
0
3,000
2,500
2,000
1,500
1,000
500
0
'98 '99 '00 '01 '02

□ Operating Revenues (left)
□ Segment Profit (Loss) (left)
○ Segment Assets (right)

*Equipment Operating Leases*


(Billions of yen)
67.3
147.4
9.9
80
60
40
20
0
200
150
100
50
0
'98 '99 '00 '01 '02

□ Operating Revenues (left)
□ Segment Profit (Loss) (left)
○ Segment Assets (right)

*Real Estate-Related Finance*


(Billions of yen)
31.6
1,012.9
5.7
30
20
10
0
-10
-20
-30
1,200
800
400
0
-400
-800
-1,200
'98 '99 '00 '01 '02

□ Operating Revenues (left)
□ Segment Profit (Loss) (left)
○ Segment Assets (right)

### (1) Domestic Business Segments

#### ① Corporate Finance

ORIX's corporate finance operations center on direct financing leases and installment loans, other than real estate loans, to corporate customers as well as the sale of a variety of financial products and other fee business.

Segment profit increased 8.2%, to ¥48,066 million ($361 million), due to strong performances in direct financing leases and corporate loans, with the contribution of leases stemming both from acquisitions and gains from the securitization of leasing assets. While acquisitions were a factor in new business volumes, the securitization of ¥188.9 billion in financing leases resulted in segment assets of ¥1,960,380 million ($14,712 million), a rise of 3.7% compared with the previous fiscal year.

ORIX continued to position automobile leasing as a strategic growth business and ORIX Auto Leasing, which concentrates on the leasing and fleet maintenance of cars and small trucks, continued to grow strongly throughout the year. ORIX was also able to establish a full-scale presence in the leasing market for larger trucks through the acquisition of the truck leasing companies IFCO and Senko Leasing. The number of vehicles leased by ORIX at fiscal year-end was approximately 389,000, up 36.4% from the previous year, and included approximately 70,000 vehicles leased by IFCO and Senko Leasing.

#### ② Equipment Operating Leases

The equipment operating lease business principally comprises the rental of precision measuring equipment and personal computers to corporate customers as well as automobile rental operations.

Segment profit decreased 11.3%, to ¥9,906 million ($74 million), reflecting a decline in the capacity utilization rate for the measuring equipment rental business. Segment assets increased 9.8%, to ¥147,444 million ($1,107 million), partly due to an increase in automobile rentals with the acquisition of IFCO, which included a small automobile rental subsidiary.

#### ③ Real Estate-Related Finance

ORIX's real estate-related finance business encompasses real estate loans to corporate customers and housing loans to individuals. ORIX is also expanding its business involving loan servicing, commercial mortgage-backed securities (CMBS), and REITs.

Real Estate


(Billions of yen)
100
80
60
40
20
0
-20
400
320
240
160
80
0
-80
85.5
326.5
5.8
'98 '99 '00 '01 '02

□ Operating Revenues (left)
□ Segment Profit (Loss) (left)
O Segment Assets (right)

Life Insurance


(Billions of yen)
240
200
160
120
80
40
0
600
500
400
300
200
100
0
543.7
154.3
5.8
'98 '99 '00 '01 '02

□ Operating Revenues (left)
□ Segment Profit (Loss) (left)
O Segment Assets (right)

Other


(Billions of yen)
50
40
30
20
10
0
-10
400
320
240
160
80
0
-80
49.1
352.4
4.9
'98 '99 '00 '01 '02

□ Operating Revenues (left)
□ Segment Profit (Loss) (left)
O Segment Assets (right)

Segment profit surged 190.8%, to ¥5,654 million ($42 million), reflecting contributions from ORIX Trust & Banking's housing loan operations and non-recourse loans to corporate customers from ORIX's Real Estate Finance Headquarters. Together with organic growth in housing loans to individuals and corporate loans, acquisitions of housing loans and real estate assets (for inclusion in a REIT) boosted segment assets 66.9%, to ¥1,012.9 billion ($7,602 million).

### ④ Real Estate

ORIX's real estate business consists principally of condominium development and office rental activities as well as the operation of such facilities as hotels, employee dormitories, and training facilities.

Fiscal 2002 segment profit reached ¥5,842 million ($44 million), a considerable improvement compared with the segment loss of ¥4,604 million recorded in the previous fiscal year. Sustained strong performance in condominium development and increased profitability in the property rental business, together with a decrease in write-downs of long-lived assets from ¥4,090 million to ¥2,716 million ($20 million), contributed to this improvement in profitability. Segment assets grew 5.2%, to ¥326,473 million ($2,450 million).

### ⑤ Life Insurance

The life insurance segment consists of direct and agency life insurance sales and related activities conducted by ORIX Life Insurance.

Segment profit decreased 3.6%, to ¥5,764 million ($43 million), due to ¥1,141 million ($9 million) in write-downs of securities related to Enron Corporation.The outstanding balance of segment assets remained unchanged at ¥543,738 million ($4,081 million).

### ⑥ Other

The other segment encompasses securities transactions, venture capital operations, consumer card loan operations, and new businesses.

Owing to contributions from gains on the sale of securities in venture capital operations and growth in card loan operations, segment profit surged 377.4%, to ¥4,941 million ($37 million). The outstanding balance of segment assets grew 23.7%, to ¥352,433 million ($2,645 million), mainly due to a rise in the balance of card loans.


The Americas
(Billions of yen)
80
60
40
20
0
1,200
900
600
300
0
75.2
794.3
0.8
'98 '99 '00 '01 '02
Operating Revenues (left)
Segment Profit (Loss) (left)
Segment Assets (right)


Asia and Oceania
(Billions of yen)
60
40
20
0
-20
600
400
200
0
-200
56.7
435.1
5.4
'98 '99 '00 '01 '02
Operating Revenues (left)
Segment Profit (Loss) (left)
Segment Assets (right)


Europe
(Billions of yen)
25
20
15
10
5
0
-5
300
240
180
120
60
0
-60
14.7
113.8
0.6
'98 '99 '00 '01 '02
Operating Revenues (left)
Segment Profit (Loss) (left)
Segment Assets (right)

### (2) Overseas Business Segments

#### ① The Americas

ORIX's principal businesses in the Americas segment are direct financing leases, corporate lending, securities investment, commercial mortgage-backed securities (CMBS) related business, and real estate development.

In fiscal 2002, contributions to segment profit by the CMBS-related operations and gains on the sale of real estate were offset by write-downs of high-yield bonds as well as restructuring expenses and provisions for doubtful receivables in the leasing business related to transportation, construction, and other equipment. As a result, segment profit in the Americas fell 90.9%, to ¥810 million ($6 million), while segment assets edged down 1.2%, to ¥794,330 million ($5,961 million).

#### ② Asia and Oceania

Principal businesses in Asia and Oceania involve direct financing leases, operating leases for precision measuring equipment and transportation equipment, corporate lending, and securities investment.

In fiscal 2002, segment profit grew 351.6%, to ¥5,433 million ($41 million), as the appreciation of the Indonesian rupiah generated foreign exchange gains and direct financing lease and installment loan operations in various countries contributed to profitability. Segment assets were ¥435,093 million ($3,265 million) at fiscal year-end, up 8.0%.

#### ③ Europe

ORIX's principal businesses in Europe center on aircraft operating leases, corporate loans, and securities investments.

In fiscal 2002, segment profit was approximately unchanged at ¥600 million ($5 million). Segment assets were ¥113,844 million ($854 million) at fiscal year-end, down 28.2%.

## ⑤ Funding and Liquidity

### (1) Funding Strategy

ORIX has continued to diversify its funding methods and sources over the years in order to maintain stable access to funding and reduce its interest expense. ORIX also flexibly adjusts its funding structure to adapt to changing market environments. ORIX strives to consistently undertake smooth and low-cost fund procurement by monitoring risks associated with fluctuations in interest rates and liquidity levels and promptly responding to changes in the financial environment. To achieve this, it has built asset-liability management (ALM) systems, drafts timely funding strategies, and endeavors to conduct funding operations efficiently.

### (2) Balance of Indirect and Direct Funding Methods

ORIX's funding operations include borrowings from financial institutions and direct fund procurement from the capital markets. Among its diverse borrowing sources are city banks, trust banks, regional banks, life insurance companies, casualty insurance companies, and foreign banks. ORIX had borrowings from 189 such financial institutions and companies as of March 31, 2002. The Company procures funds directly from capital markets through the issuance of corporate bonds, commercial paper (CP), and euro medium-term notes (MTNs) as well as the securitization of leasing and other assets.

To facilitate funding operations, ORIX has obtained credit ratings for its notes and bonds from two Japanese rating agencies. As of March 31, 2002, ORIX's domestically issued straight bonds and a euro MTN program have been assigned AA- ratings by both Rating and Investment Information Inc. (R&I) and Japan Credit Rating Agency, Ltd. (JCR). ORIX's domestic CP is rated a-1+ by R&I and J-1+ by JCR. ORIX is authorized to issue as much as ¥1.5 trillion ($11 billion) in CP, up ¥200 billion ($1,501 million) from the previous fiscal year.

On a consolidated basis, the share of ORIX's funds procured directly from capital markets was 56.7% at the end of fiscal 2001, and 52.7% at the end of fiscal 2002. In line with such factors as changes in the financial environment, ORIX promptly adjusts its direct funding ratio, aiming to consistently maintain an optimal funding structure.

### (3) Diversification of Funding Methods

As deregulation gains momentum in Japan, ORIX is diversifying its funding by continually seeking out and developing new procurement methods. Moreover, because ORIX's direct funding instruments target a wide range of investors, it has been able to make its funding operations increasingly diverse and stable.

The prohibition on the issuance of CP by finance companies was eliminated in 1993. In April 1998, the sale of CP directly to investors without going through brokers was made possible by additional deregulation.

ORIX has energetically worked to increase the number of investors to whom it directly sells CP, which includes a continually growing number of such entities as asset management companies, life and casualty insurance companies, regional banks, and other types of companies. As of March 31, 2002, the number of direct investors in ORIX CP was 374, and these investors accounted for 53% of the balance of ORIX's outstanding CP in Japan.

In addition, ORIX has been proactively working to promote progress in realizing paperless CP systems. In June 2001, the Japanese Diet passed the Bill Concerning the Transfer and Settlement of Debentures, which took effect in April 2002. The paperless trading of electronic CP in Japan is expected to start as soon as the settlement systems and other necessary elements of the market environment are put into place. The lifting of the full guarantee on time deposits is expected to attract a growing number of investors to the CP market, and the realization of paperless CP would enable more efficient, higher-volume CP issuance and distribution, which would further facilitate ORIX's fund procurement activities.

Accompanying the expansion of the bond market in Japan, ORIX has actively issued yen-denominated securities in the Japanese market. In order to further diversify funding methods and investors, the Company separately issues those bonds that are primarily for institutional investors and those that are primarily for individual investors. During fiscal 2002, ORIX arranged numerous issues of its bonds to meet growing demand from individual investors anticipating the lifting of the full guarantee on time deposits at Japanese banks.

As a result, at March 31, 2002, the balances of outstanding bonds other than convertible bonds held by institutional and individual investors were ¥365,000 million ($2,739 million) and ¥420,000 million ($3,152 million), respectively.

In January 1992, ORIX became the first company in Japan to securitize leasing assets. Subsequently, the Company has actively proceeded with asset securitization in Japan and overseas. As of March 31, 2002, the outstanding balance of securitized assets, including such assets as lease and loan assets, stood at ¥543,517 million ($4,079 million) on a consolidated basis. Of this figure, the portion accounted for as off-balance sheet assets was ¥502,786 million ($3,773 million).

Regarding overseas funding operations, in addition to borrowing from local markets, efforts have been made to increase the diversity of funding methods through such measures as MTN issuance. ORIX and five overseas subsidiaries are participants in a Multi Issuer Euro MTN program with a maximum issuance limit of $5 billion. This arrangement enables ORIX to engage in highly flexible funding programs. Euro MTN issuance is determined based on the funding needs of overseas companies under the supervision of ORIX's Treasury Department in Tokyo. Also, a U.S.-based subsidiary, ORIX Financial Services, Inc., has a program for the issuance of MTNs within the United States and Canada. As of March 31, 2002, the outstanding balance of ORIX's euro and U.S. dollar MTNs stood at ¥324,369 million ($2,434 million).

In September 1998, ORIX listed its shares on the New York Stock Exchange (NYSE), which has facilitated raising funds through the issuance of stock outside Japan since that date. In October 1999, ORIX became the first Japan-based company to make a global offering involving the simultaneous issue of new shares and convertible notes registered with the SEC and listed on the NYSE, issuing 3.3 million new shares and ¥40.0 billion (principal amount) in convertible bonds due 2005. In December 2001, ORIX made another dual offering of new shares and convertible bonds, issuing 1.8 million new shares and ¥28.0 billion (principal amount) in convertible bonds due 2007.

### (4) Liquidity

To sustain a high level of liquidity, ORIX has secured committed credit lines with a number of financial institutions. During fiscal 2002, ORIX established a ¥39,975 million ($300 million) multicurrency global commitment line for itself and its major overseas subsidiaries. Total committed credit lines for ORIX and its subsidiaries were ¥795,489 million and ¥933,640 million ($7,007 million) at March 31, 2001 and 2002, respectively, and, of these lines, ¥726,888 million and ¥849,876 million ($6,378 million) were available at March 31, 2001 and 2002, respectively.

## ⑥ Shareholders' Equity, Return on Assets, and Return on Equity

Shareholders' equity grew 8.9% from the previous year-end, to ¥502,508 million ($3,771 million). Common stock grew ¥10,034 million ($75 million) and additional paid-in capital rose ¥9,938 million ($75 million), while retained earnings rose ¥38,913 million ($292 million).

A rise in assets due to M&A activity and an increase in cash and cash equivalents of ¥199,337 million ($1,496 million) were important factors underlying a decline in the shareholders' equity ratio, from 8.25% to 7.91%.

The Company's emphasis on profitability has supported upward trends in both ROE and ROA, which rose from 7.70% to 8.36%, and from 0.62% to 0.67%, respectively.

Basic earnings per share were up 17.1%, to ¥489.19 ($3.67), and diluted earnings per share amounted to ¥467.11 ($3.51), up 16.5%. Book value advanced 6.4%, to ¥6,007.52 ($45.08).

Shareholders' Equity, ROA, and ROE

(Millions of yen)

| | 2001 | 2002 |
|---|---|---|
| Shareholders' equity ratio | 8.25% | **7.91%** |
| Return on assets | 0.62% | **0.67%** |
| Return on equity | 7.70% | **8.36%** |
| Net income | ¥ 34,157 | **¥ 40,269** |
| Shareholders' equity | 461,323 | **502,508** |
| Total assets | 5,591,311 | **6,350,219** |

Notes: 1. The shareholders' equity ratio equals shareholders' equity at fiscal year-end divided by total assets at fiscal year-end.
2. Return on assets equals net income for the fiscal year divided by the average level of total assets during the fiscal year.
3. Return on equity equals net income for the fiscal year divided by the average level of shareholders' equity during the fiscal year.

Per Share Data

(Yen)

| | 2001 | 2002 | Change | Percent change |
|---|---|---|---|---|
| Net income (basic earnings per share) | ¥ 417.77 | **¥ 489.19** | 71.42 | 17.1 |
| Net income (diluted earnings per share) | 400.99 | **467.11** | 66.12 | 16.5 |
| Cash dividends | 15.00 | **15.00** | 0 | 0 |
| Book value | 5,646.11 | **6,007.52** | 361.41 | 6.4 |

**(1) Capital and Additional Paid-in Capital**

The sum of common stock and additional paid-in capital rose ¥19,972 million ($150 million), to ¥121,677 million ($913 million). In connection with the issuance of 1.8 million new shares in December 2001, ¥9,657 million ($72 million) was added to common stock and paid-in capital increased ¥9,223 million ($69 million). At the time of the new share issuance, ¥28.0 billion (principal amount) of convertible bonds were also issued. As of April 1, 2002, the conversion price of the bonds was ¥14,800 and the period during which conversion could be requested was from January 2002 to March 2007. None of these bonds were converted during the fiscal year ended March 31, 2002. In addition, none of the ¥40.0 billion in convertible bonds issued in October 1999 were converted during the fiscal year ended March 31, 2002.

Since fiscal 1998, ORIX has introduced an incentive plan using stock subscription rights and stock options as part of its performance-linked remuneration system. During fiscal 2002, the exercise of these rights and options increased the number of shares outstanding by approximately 95,000, resulting in growth of ¥377 million ($3 million) in common stock and ¥376 million ($3 million) in additional paid-in capital. The fair value of stock subscription rights issued in fiscal 2002 was ¥141 million ($1 million) and this was included in additional paid-in capital. In addition, ¥198 million ($1 million) in additional paid-in capital was included as a result of shares issued in a share exchange for the acquisition of minority interests in subsidiaries held by third parties.

**(2) Other**

With regard to other components of shareholders' equity, net unrealized gains on investment in securities decreased ¥19,588 million ($147 million), to ¥14,756 million ($111 million). This reflected a drop in unrealized gains due to the weakening of Japanese stock prices. Foreign currency translation adjustments (debit balance) fell ¥10,308 million ($77 million), to ¥14,800 million ($111 million), primarily due to the depreciation of the yen—the yen-dollar exchange rate fell from ¥123.90=$1 at March 31, 2001, to ¥133.25=$1 at March 31, 2002. In addition, with the adoption of new accounting methods for derivative instruments in the fiscal year ended March 31, 2002, net unrealized losses on derivative instruments were ¥6,562 million ($49 million). The balance of treasury stock of ¥8,124 million ($61 million) held as part of stock incentive programs at fiscal year-end was subtracted from shareholders' equity.

## ⑦ Risk Management

ORIX is in the process of considerably modifying its traditional business model based on such debt businesses as leasing and lending. In view of this, ORIX must naturally continue working to further improve and optimize its risk management systems. This focus on continuous improvement is applied to the management of key asset-related credit risks and fund procurement-related interest rate risks in addition to all other types of risk as part of a comprehensive risk management system.

ORIX has recently had to develop new types of risk management capabilities, such as systems for the unified management of financing and investment risks associated with its growing investment banking and real estate finance businesses, risk analysis systems for new financial techniques introduced from overseas, including the securitization of commercial mortgages, and due diligence systems for M&A transactions and new business investments. This also entails creating systems for a multifaceted approach to portfolio management.

Currently, some of the most important risk management issues ORIX is facing relate to operational risk management. Operational risk refers to the risk arising from areas that include administrative procedures, computer networks, damage to our reputation in the process of day-to-day operations, and the possible breakdown of the systems that support these areas. Since the 1970s, a large amount of research has been directed toward improving the means of measuring and evaluating the market and credit risks for diverse types of financial business. This research has promoted progress in technologies for managing financial risks and the development of new risk management methods that employ such new tools as value-at-risk concepts. To date, ORIX has focused principally on the analysis and management of credit risks and such market risks as those associated with changes in interest rates and currency exchange rates. In the future, however, ORIX believes it must include operational risk within a comprehensive risk management framework.

Diverse risks are discussed by top management members at the Investment and Credit Committee meetings and monthly strategy meetings so that risk management decisions are ultimately in harmony with the Company's strategies for boosting ROE.

### (1) Credit Risk Management

Specialized credit risk management systems exist for each major line of business. First, marketing departments evaluate and manage risks associated with individual contracts, transaction structures, customers, industries, and countries. The marketing departments also handle the first round of checks for risk management appraisals. Other sections that are independent of the marketing departments perform a second round of evaluation and management for each type of risk. Currently, there are five such independent sections in charge of different functions of ORIX's risk management system: the Credit and Investment Evaluation Group, the Information Management Group, the Risk Management Group, the Legal Affairs Group, and the Real Estate Appraisal Group. These groups' risk evaluation and management activities encompass such processes as the appraisal of real estate collateral, the review of contracts, and the assessment of business viability. The groups also evaluate credit risks from the legal, tax, ethical, and societal impact perspectives.

As distinct from the bond portfolios of financial institutions and institutional investors, there are no standard benchmarks for portfolios of lease and loan assets. It must therefore be admitted that evaluation methods for lease and loan portfolios will inevitably be less clear and precise. This makes portfolio optimization extremely difficult and further underlines the increasing importance of effectively evaluating the risks of individual projects, objectively analyzing portfolios with respect to individual industries, and continually monitoring changes in risk levels.

It is said that financial service companies must foster a risk culture in which the most important thing is to pursue the greatest possible returns while managing each and every risk. Ideally, this rational risk culture should permeate each department and the consciousness of every employee. Building a sound risk culture is extremely important in light of the growing complexity and sophistication of financial transactions as well as the rapid changes taking place in our business environment. ORIX is confident that it will achieve positive results by instilling a sound risk culture in the marketing and credit departments that handle credit evaluations, risk monitoring, and asset collection activities.

### ① Credit Evaluation for Individual Transactions

Staff members in ORIX's sales and marketing units are given authorization for credit approval within specific limits based on their seniority and each has the authority to approve new transactions within specified credit limits. If a proposed transaction exceeds these credit limits, it must be referred to the appropriate group in ORIX's risk management organization. If the transaction value exceeds the group's approval limit, the matter is considered by the Investment and Credit Committee, which consists of senior management for approval.

To ensure that the credit evaluation process is efficiently executed, a data base of rules and manuals for credit limits, procedures, credit evaluation, collateral, and collection has been created. These rules define credit evaluation standards, including fundamental credit limits based on customers' aggregate credit balances, as well as other standards that enable flexible and rapid decision making based on a clear determination of which transactions should be handled speedily and which require more prudent attention in line with such factors as the nature of the transaction, the collateral and guarantees, the credit period, and the proposed application of borrowed funds.

Both marketing departments and the appropriate group in ORIX's risk management organization perform comprehensive customer credit analyses, evaluations, and decisions based on a customer's financial position, creditworthiness, cash flows, transactional conditions, profitability, viability, and past transactional performance.

### ② Portfolio Management

The groups in charge of risk management continually monitor and manage diverse asset portfolios associated with credit risks. Just as they must manage the risks inherent in each individual credit extension and transaction, ORIX believes that it must separately manage the risks associated with the individual and overall asset portfolios. Both in Japan and overseas, for example, ORIX regularly evaluates asset portfolios involving major borrowers in each transactional category as well as asset portfolios as defined by industry and type of collateral guarantee. These portfolios are managed with a view to preventing undue levels of exposure to specific customers or industries.

In domestic operations, the makeup and balance of transactions involving particular industries are reported to top management during the first and second half of each fiscal year. When necessary, analyses of asset portfolios from different perspectives are performed to focus on such trends as those involving progress in real estate investment projects or the balance of non-recourse loans.

Overseas asset portfolios are also classified by region, country, transactional currency, and other characteristics, and each separately defined portfolio is managed individually. To ensure due prudence, particularly in the United States and Asia, an assessment is made of each subsidiary's asset quality, internal credit procedures, and problem assets, and reports are made to top management at regular intervals.

### ③ Risk Monitoring and Response to Problem Assets

The groups in ORIX's risk management organization obtain information on bankruptcies, dishonored bills, and corporate performance from a number of credit data banks. This information is entered into a central data base, which is used to prepare industry analysis reports and warning reports that are provided to relevant marketing departments to keep them up to date on the condition of important customers. In cases where there is a severe deterioration in creditworthiness, the warning reports call for a reduction or a complete stop in the extension of new credit.

Both the marketing departments and the groups responsible for risk management can monitor changes in customers' payment capabilities on line. If a single case of payment delinquency occurs, a notice will immediately be sent to the marketing departments, and delinquent debtor lists are sent to relevant managers. The management of delinquent accounts, monitoring, and collection measures are important tasks for the marketing departments.

Preliminary reports on problem assets over a certain size are made as soon as they occur, while all data on problem assets are input into a proprietary database. The marketing departments and the groups involved in risk management cooperate to maintain accurate records of delinquencies, work to collect on problem assets and make regular reports on the progress of this collection. The marketing departments make semiannual reports to top management on the amount and expected recovery of individual non-performing assets over a certain amount. In addition, the groups involved in risk management make reports on new delinquencies and detailed analyses of problem assets, which are presented to top management monthly.

ORIX has also developed strong capabilities in collection. Both the marketing departments and the groups involved in risk management use their expertise through the entire process of collection, from initial monitoring to legal recourse. The procedures for collection are shared on a common database, and outside legal advice is used as necessary.

### (2) Interest-Rate Risk Management

ORIX manages interest rate risks using its advanced asset-liability management (ALM) systems. During fiscal 2002, ORIX Life Insurance completed the development of its own independent ALM system. In addition, in fiscal 2001 an independent ALM system of ORIX Trust and Banking and a combined system for ORIX (the parent company), ORIX Alpha, ORIX Auto Leasing, ORIX Credit, and ORIX Club were completed. A separate component of this combined system, which manages dollar-denominated assets, was also close to completion at the end of the fiscal year. As a result, there are now seven companies that manage domestic yen-denominated assets and liabilities using these systems. The combined system's five companies (including both yen- and dollar-denominated assets) account for about 50% of ORIX's consolidated operating assets. When taken together with the independent systems of ORIX Trust and Banking and ORIX Life Insurance, approximately 65% of ORIX's consolidated operating assets are now covered by an ALM system. Plans call for continuing to increase the number of subsidiaries using ALM systems.

ALM reports are presented at monthly strategy meetings that are attended by top management. Based on these ALM reports, those attending the monthly strategy meetings can quickly make decisions related to interest-rate risks. The reports enable the monitoring and management of interest-rate mismatches. In addition, cash flow maps are used to maintain a grasp of liquidity risk, and the effects of interest-rate fluctuations in combination with durations and basis point value (BPV) are also monitored and managed. As a result, ORIX can execute risk control procedures that effectively keep interest-rate fluctuations to within a specified target range.

Reports on the asset-liability situations of principal overseas subsidiaries are submitted to the Treasury Department in Tokyo at regular intervals so that interest-rate risks and other risks for each currency can be managed individually. Interest-rate risks are hedged with interest-rate swaps, caps, and futures.

### (3) Exchange-Rate Risk Management

ORIX employs foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in principle, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region. Certain positions involving foreign currency risk are managed individually.

### (4) Derivatives Management

ORIX has established comprehensive market risk management regulations determined by the Investment and Credit Committee, and each company that engages in derivatives transactions has specific market risk management parameters. Based on those parameters, the object of the risks that should be managed and the types of hedging methods are clarified, while an internal check system ensures that the functions of departments responsible for execution, evaluation, and related administration tasks remain separate. Departments executing transactions monitor the nature of transactions and maintain management systems capable of responding rapidly to sharp market changes and other unanticipated developments. Departments responsible for evaluation perform checks to ensure that the types of hedging methods employed are appropriate and, periodically, or as necessary, evaluate the effectiveness of the hedging methods. Working in cooperation with banks and other outside entities, administrative checks are made on all transactions. In addition, they prepare quarterly reports on each company's transactions that include compilations of such information as the notional principal, fair market value, hedging method, and hedging efficacy associated with each type of transaction and each counterparty. These reports are then presented to ORIX's Treasury Department and Office of Internal Audit. The Treasury Department uses these reports to manage derivatives for the parent and its subsidiaries as a whole, while the Office of Internal Audit inspects derivatives-related accounts and performs checks to ensure that relevant regulations are observed.

## ⑧ Corporate Governance

### (1) Strengthening Corporate Governance

Since the June 1997 establishment of an Advisory Board, which included experienced and resourceful individuals from outside the Company as well as management specialists, ORIX has strengthened its corporate governance system. In June 1998, the Company introduced a Corporate Executive Officer system to help separate strategic decision-making functions from day-to-day administrative operations. In June 1999, ORIX reduced the number of members of the Board of Directors, arranged for three Advisory Board members to fill two positions as independent directors and one position as an advisor to the Board, and phased out the Advisory Board. In addition, the Executive Nomination and Compensation Committee has been established to operate as a support unit for the Board of Directors. As of June 2002, ORIX's Board of Directors was made up of three independent directors and seven executive directors, for a total of ten members.

In addition, in April 1999, ORIX introduced ORIX Value Added (OVA) for internal use to monitor the efficiency of shareholders' equity used in each operation. OVA is one measure of efficiency that incorporates a calculation of risk into each division's cost of capital, and is used by management together with net income, ROA, ROE, and other measures of performance to monitor the profitability of ORIX's operations.

With these reforms, ORIX is striving to improve the efficiency and transparency of its management with the aim of increasing shareholder value over the long term and demonstrating its accountability to shareholders.

### (2) Compliance

Considering compliance to be crucial to sound corporate governance, ORIX is proactively implementing rigorous compliance programs.

In April 1989, when the Company changed its name from Orient Leasing Co., Ltd., to ORIX Corporation, it introduced an ORIX Group Corporate Identity program that specified Group Ideals, Group Management Goals, and Group Action Principles. This is the conceptual root of the Group's compliance programs.

On the threshold of the 21st Century, in May 1998, ORIX articulated three concepts that would characterize its identity and operations in the new century—pride, trust, and respect—thereby extending the conceptual scope of the ideals, management goals, and action principles just mentioned. To foster pride, trust, and respect throughout its operations, ORIX drafted its Corporate Action Principles and Employee Action Principles, which were announced together as comprising the Company's EC21 program. EC21 was designed to ensure that ORIX would be an "Excellent Company" in the 21st Century.

EC21 is the base of ORIX's compliance system. To effectively instill the ideals articulated in EC21 throughout its operations, ORIX established units specializing in compliance promotion and, in February 2002, prepared a compliance manual. This manual includes action guidelines that explain the spirit of EC21 in concrete and specific terms. At the same time, ORIX organized training and other programs to promote greater awareness and attention to compliance among all of ORIX's employees.

CONTENTS

ORIX Corporation and Subsidiaries

| | Years Ended March 31 | |
|---|---|---|
| | 1993 | 1994 |
| **Financial Position** | | |
| Investment in Direct Financing Leases | ¥1,688,374 | ¥1,691,730 |
| Installment Loans | 1,799,569 | 1,687,475 |
| Investment in Operating Leases | 229,432 | 298,653 |
| Investment in Securities | 260,187 | 258,133 |
| Other Operating Assets | 39,833 | 41,858 |
| Operating Assets | ¥4,017,395 | ¥3,977,849 |
| Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses | ¥ (49,292) | ¥ (48,806) |
| Allowance/Investment in Direct Financing Leases and Installment Loans | 1.4% | 1.4% |
| Short-Term Debt, Long-Term Debt and Deposits | ¥3,928,622 | ¥3,770,731 |
| Shareholders' Equity | ¥ 218,839 | ¥ 230,081 |
| Total Assets | ¥4,480,854 | ¥4,371,789 |
| **Revenues and Expenses** | | |
| Total revenues | ¥ 405,457 | ¥ 362,988 |
| Interest expense | ¥ 239,241 | ¥ 192,237 |
| Selling, general and administrative expenses | ¥ 63,209 | ¥ 59,639 |
| Income before Income Taxes | ¥ 36,805 | ¥ 34,231 |
| Net Income | ¥ 18,931 | ¥ 18,031 |
| Return on Assets | 0.41% | 0.41% |
| Return on Equity | 8.76% | 8.03% |
| Per Share Data: (yen) | | |
| Net income (basic earnings per share) | ¥ 243.20 | ¥ 231.63 |
| Net income (diluted earnings per share) | ¥ 243.20 | ¥ 231.63 |
| Book value | ¥ 2,811.24 | ¥ 2,955.66 |
| **Operations** | | |
| Direct Financing Leases: | | |
| New receivables added | ¥ 903,164 | ¥ 787,570 |
| New equipment acquisitions | ¥ 718,514 | ¥ 652,816 |
| Installment Loans: | | |
| New loans added | ¥ 606,919 | ¥ 583,158 |
| Operating Leases: | | |
| New equipment acquisitions | ¥ 106,621 | ¥ 121,726 |
| Investment in Securities: | | |
| New securities added | ¥ 49,796 | ¥ 107,625 |
| Other Operating Assets: | | |
| New assets added | ¥ 1,019 | ¥ 4,896 |
| Number of Employees | 6,924 | 6,731 |

Notes: 1. In fiscal 1998, new loans added and new securities added included increases of ¥18,999 million and ¥34,189 million, respectively, as a result of the acquisition of ORIX Trust and Banking Corporation. In fiscal 2002, new receivables additions and new equipment additions of direct financing leases, new loans added and new securities added included increases of ¥248,101 million ($1,862 million), ¥252,436 million ($1,894 million), ¥5,841 million ($44 million) and ¥1,042 million ($8 million), respectively, as a result of the acquisition of IFCO Inc. In addition, new loans added included ¥132,127 million ($992 million) in housing loans that were purchased from Asahi Mutual Life Company in fiscal 2002.

2. Per share data have been adjusted for stock splits retroactively.

Millions of yen

| Years Ended March 31 | | | | | | | |
|---|---|---|---|---|---|---|---|
| 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | **2002** |
| ¥1,715,177 | ¥1,913,836 | ¥2,067,616 | ¥2,186,022 | ¥1,952,842 | ¥1,744,953 | ¥1,657,709 | **¥1,658,669** |
| 1,619,397 | 1,628,916 | 1,700,697 | 1,794,825 | 1,761,887 | 1,791,439 | 1,846,511 | **2,273,280** |
| 342,058 | 413,419 | 465,737 | 435,066 | 411,156 | 397,576 | 451,171 | **474,491** |
| 278,807 | 345,935 | 434,488 | 500,449 | 576,206 | 758,381 | 942,158 | **861,336** |
| 42,162 | 55,161 | 58,193 | 65,838 | 73,345 | 72,472 | 132,006 | **260,373** |
| ¥3,997,601 | ¥4,357,267 | ¥4,726,731 | ¥4,982,200 | ¥4,775,436 | ¥4,764,821 | ¥5,029,555 | **¥5,528,149** |
| ¥ (47,400) | ¥ (81,886) | ¥ (117,567) | ¥ (145,741) | ¥ (132,606) | ¥ (136,939) | ¥ (141,077) | **¥ (152,887)** |
| 1.4% | 2.3% | 3.1% | 3.7% | 3.6% | 3.9% | 4.0% | **3.9%** |
| ¥3,755,538 | ¥3,986,809 | ¥4,217,334 | ¥4,628,670 | ¥4,274,280 | ¥4,010,468 | ¥4,070,545 | **¥4,679,566** |
| ¥ 238,050 | ¥ 276,251 | ¥ 308,584 | ¥ 313,821 | ¥ 327,843 | ¥ 425,671 | ¥ 461,323 | **¥ 502,508** |
| ¥4,405,556 | ¥4,751,756 | ¥5,089,975 | ¥5,574,309 | ¥5,347,636 | ¥5,341,542 | ¥5,591,311 | **¥6,350,219** |
| ¥ 362,702 | ¥ 382,603 | ¥ 428,294 | ¥ 507,143 | ¥ 593,941 | ¥ 616,513 | ¥ 586,149 | **¥ 658,462** |
| ¥ 167,937 | ¥ 138,394 | ¥ 130,743 | ¥ 142,177 | ¥ 140,846 | ¥ 115,038 | ¥ 109,289 | **¥ 90,348** |
| ¥ 58,561 | ¥ 61,569 | ¥ 70,902 | ¥ 79,671 | ¥ 82,395 | ¥ 90,961 | ¥ 101,156 | **¥ 126,316** |
| ¥ 33,629 | ¥ 35,027 | ¥ 36,889 | ¥ 38,412 | ¥ 27,315 | ¥ 52,048 | ¥ 59,236 | **¥ 73,039** |
| ¥ 17,072 | ¥ 18,003 | ¥ 19,044 | ¥ 23,731 | ¥ 25,621 | ¥ 30,642 | ¥ 34,157 | **¥ 40,269** |
| 0.39% | 0.39% | 0.39% | 0.45% | 0.47% | 0.57% | 0.62% | **0.67%** |
| 7.29% | 7.00% | 6.51% | 7.63% | 7.99% | 8.13% | 7.70% | **8.36%** |
| ¥ 219.31 | ¥ 231.27 | ¥ 244.64 | ¥ 305.33 | ¥ 330.43 | ¥ 385.27 | ¥ 417.77 | **¥ 489.19** |
| ¥ 219.31 | ¥ 231.27 | ¥ 244.64 | ¥ 305.33 | ¥ 330.43 | ¥ 377.02 | ¥ 400.99 | **¥ 467.11** |
| ¥ 3,058.03 | ¥ 3,548.77 | ¥ 3,964.16 | ¥ 4,041.87 | ¥ 4,232.02 | ¥ 5,199.12 | ¥ 5,646.11 | **¥ 6,007.52** |
| ¥ 888,931 | ¥1,022,267 | ¥1,050,849 | ¥1,227,719 | ¥1,076,387 | ¥1,073,074 | ¥ 842,396 | **¥1,083,070** |
| ¥ 731,632 | ¥ 847,774 | ¥ 886,806 | ¥1,093,519 | ¥ 913,221 | ¥ 905,898 | ¥ 723,330 | **¥ 980,379** |
| ¥ 539,145 | ¥ 503,627 | ¥ 593,074 | ¥ 715,030 | ¥ 706,758 | ¥ 807,477 | ¥ 740,639 | **¥1,340,400** |
| ¥ 97,895 | ¥ 95,802 | ¥ 92,932 | ¥ 98,566 | ¥ 92,272 | ¥ 101,020 | ¥ 143,158 | **¥ 146,203** |
| ¥ 75,551 | ¥ 114,199 | ¥ 135,324 | ¥ 217,225 | ¥ 302,035 | ¥ 333,249 | ¥ 397,218 | **¥ 348,347** |
| ¥ 8,692 | ¥ 26,617 | ¥ 24,336 | ¥ 35,898 | ¥ 39,733 | ¥ 70,443 | ¥ 128,984 | **¥ 204,121** |
| 6,723 | 6,991 | 7,594 | 8,203 | 9,037 | 9,503 | 9,529 | **11,271** |

# CONSOLIDATED BALANCE SHEETS

ORIX Corporation and Subsidiaries As of March 31, 2001 and 2002

| ASSETS | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| | 2001 | 2002 | 2002 |
| Cash and Cash Equivalents | ¥ 155,411 | ¥ 354,748 | $ 2,662 |
| Restricted Cash and Cash Equivalents | 17,072 | 20,189 | 152 |
| Time Deposits | 8,673 | 1,050 | 8 |
| Investment in Direct Financing Leases | 1,657,709 | 1,658,669 | 12,448 |
| Installment Loans | 1,846,511 | 2,273,280 | 17,060 |
| Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses | (141,077) | (152,887) | (1,147) |
| Investment in Operating Leases | 451,171 | 474,491 | 3,561 |
| Investment in Securities | 942,158 | 861,336 | 6,464 |
| Other Operating Assets | 132,006 | 260,373 | 1,954 |
| Investment in Affiliates | 63,155 | 86,346 | 648 |
| Other Receivables | 112,677 | 124,022 | 931 |
| Advances | 141,148 | 158,089 | 1,186 |
| Prepaid Expenses | 27,740 | 37,406 | 281 |
| Office Facilities | 74,406 | 76,987 | 578 |
| Other Assets | 102,551 | 116,120 | 870 |
| | ¥5,591,311 | ¥6,350,219 | $47,656 |

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

| LIABILITIES AND SHAREHOLDERS' EQUITY | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| | 2001 | 2002 | 2002 |
| Short-Term Debt | ¥1,562,072 | **¥1,644,462** | **$12,341** |
| Deposits | 178,314 | **225,243** | **1,690** |
| Trade Notes and Accounts Payable | 211,280 | **244,871** | **1,838** |
| Accrued Expenses | 81,334 | **92,266** | **692** |
| Policy Liabilities | 561,887 | **602,664** | **4,523** |
| Income Taxes: | | | |
| Current | 10,173 | **11,544** | **87** |
| Deferred | 135,430 | **141,532** | **1,062** |
| Deposits from Lessees | 59,339 | **75,268** | **565** |
| Long-Term Debt | 2,330,159 | **2,809,861** | **21,087** |
| Total liabilities | 5,129,988 | **5,847,711** | **43,885** |
| Commitments and Contingent Liabilities | | | |
| *Shareholders' Equity:* | | | |
| Common stock: | | | |
| Authorized 259,000,000 shares | | | |
| Issued 82,388,025 shares in 2001 and 84,303,985 shares in 2002 | 41,820 | **51,854** | **389** |
| Additional paid-in capital | 59,885 | **69,823** | **524** |
| Legal reserve | 2,090 | **2,220** | **17** |
| Retained earnings | 361,262 | **400,175** | **3,003** |
| Accumulated other comprehensive income (loss) | 4,552 | **(13,440)** | **(101)** |
| Treasury stock, at cost: | | | |
| 681,745 shares in 2001 and 657,519 shares in 2002 | (8,286) | **(8,124)** | **(61)** |
| | 461,323 | **502,508** | **3,771** |
| | ¥5,591,311 | **¥6,350,219** | **$47,656** |

# CONSOLIDATED STATEMENTS OF INCOME

ORIX Corporation and Subsidiaries For the Years Ended March 31, 2000, 2001 and 2002

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | 2002 | 2002 |
| Revenues: | | | | |
| Direct financing leases | ¥130,798 | ¥122,003 | ¥121,914 | $ 915 |
| Operating leases | 100,503 | 113,478 | 120,807 | 907 |
| Interest on loans and investment securities | 97,390 | 109,448 | 121,962 | 915 |
| Brokerage commissions and gains on investment securities | 19,700 | 12,055 | 18,367 | 138 |
| Life insurance premiums and related investment income | 205,829 | 158,314 | 152,333 | 1,143 |
| Interest income on deposits | 3,884 | 2,520 | 1,374 | 10 |
| Other operating revenues | 58,409 | 68,331 | 121,705 | 914 |
| Total revenues | 616,513 | 586,149 | 658,462 | 4,942 |
| Expenses: | | | | |
| Interest expense | 115,038 | 109,289 | 90,348 | 678 |
| Depreciation—operating leases | 60,750 | 68,316 | 77,047 | 578 |
| Life insurance costs | 193,664 | 143,709 | 139,786 | 1,049 |
| Other operating expenses | 38,302 | 43,580 | 79,131 | 594 |
| Selling, general and administrative expenses | 90,961 | 101,156 | 126,316 | 948 |
| Provision for doubtful receivables and possible loan losses | 45,573 | 44,584 | 51,367 | 385 |
| Write-downs of long-lived assets | 7,881 | 4,090 | 2,716 | 20 |
| Write-downs of securities | 12,297 | 10,848 | 19,742 | 148 |
| Foreign currency transaction loss (gain), net | (839) | 3,429 | (1,360) | (9) |
| Total expenses | 563,627 | 529,001 | 585,093 | 4,391 |
| Operating Income | 52,886 | 57,148 | 73,369 | 551 |
| Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates (¥1,503 million loss in 2000, ¥2,059 million gain in 2001 and ¥119 million ($1 million) gain in 2002) | (838) | 2,088 | (330) | (3) |
| Income before Income Taxes | 52,048 | 59,236 | 73,039 | 548 |
| Provision for Income Taxes | 21,406 | 25,079 | 32,903 | 247 |
| Income before Cumulative Effect of a Change in Accounting Principle | 30,642 | 34,157 | 40,136 | 301 |
| Cumulative Effect of a Change in Accounting Principle | — | — | 133 | 1 |
| Net Income | ¥ 30,642 | ¥ 34,157 | ¥ 40,269 | $ 302 |

| | Yen | | | U.S. dollars |
|---|---|---|---|---|
| Amounts per Share of Common Stock: | | | | |
| Income before Cumulative Effect of a Change in Accounting Principle: | | | | |
| Basic | ¥385.27 | ¥417.77 | ¥487.57 | $3.66 |
| Diluted | 377.02 | 400.99 | 465.57 | 3.50 |
| Cumulative Effect of a Change in Accounting Principle: | | | | |
| Basic | — | — | 1.62 | 0.01 |
| Diluted | — | — | 1.54 | 0.01 |
| Net Income: | | | | |
| Basic | 385.27 | 417.77 | 489.19 | 3.67 |
| Diluted | 377.02 | 400.99 | 467.11 | 3.51 |
| Cash Dividends | 15.00 | 15.00 | 15.00 | 0.11 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

ORIX Corporation and Subsidiaries  For the Years Ended March 31, 2000, 2001 and 2002

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | 2002 | 2002 |
| **Common Stock:** | | | | |
| Beginning balance | ¥ 20,180 | ¥ 41,688 | **¥ 41,820** | **$ 314** |
| Common stock issued in public and private offering | 19,856 | — | **9,657** | **72** |
| Exercise of warrants | 1,647 | 132 | **377** | **3** |
| Common stock issued for acquisitions of minority interests of subsidiaries | 5 | — | **—** | **—** |
| Ending balance | 41,688 | 41,820 | **51,854** | **389** |
| **Additional Paid-in Capital:** | | | | |
| Beginning balance | 37,464 | 59,285 | **59,885** | **449** |
| Value ascribed to warrants attached to 1.22% bonds issued | 333 | — | **—** | **—** |
| Value ascribed to warrants attached to 1.59% bonds issued | — | 178 | **—** | **—** |
| Value ascribed to warrants attached to 0.64% bonds issued | — | — | **141** | **1** |
| Common stock issued in public and private offering | 18,954 | — | **9,223** | **69** |
| Exercise of warrants and stock options | 1,504 | 130 | **376** | **3** |
| Common stock issued for acquisitions of minority interests of subsidiaries | 1,030 | — | **198** | **2** |
| Gains on sales of treasury stock | — | 297 | **—** | **—** |
| Forfeit of stock options | — | (5) | **—** | **—** |
| Ending balance | 59,285 | 59,885 | **69,823** | **524** |
| **Legal Reserve:** | | | | |
| Beginning balance | 1,860 | 1,970 | **2,090** | **16** |
| Transfer from retained earnings | 110 | 120 | **130** | **1** |
| Ending balance | 1,970 | 2,090 | **2,220** | **17** |
| **Retained Earnings:** | | | | |
| Beginning balance | 298,684 | 328,248 | **361,262** | **2,711** |
| Cash dividends | (968) | (1,023) | **(1,226)** | **(9)** |
| Transfer to legal reserve | (110) | (120) | **(130)** | **(1)** |
| Net income | 30,642 | 34,157 | **40,269** | **302** |
| Ending balance | 328,248 | 361,262 | **400,175** | **3,003** |
| **Accumulated Other Comprehensive Income (Loss):** | | | | |
| Beginning balance | (27,550) | (1,417) | **4,552** | **34** |
| Net cumulative effect of adopting FASB Statement No. 133 | — | — | **(8,400)** | **(63)** |
| Net increase (decrease) in net unrealized gains on investment in securities | 41,551 | (11,360) | **(19,588)** | **(147)** |
| Net increase in minimum pension liability adjustments | (3,485) | (1,199) | **(2,150)** | **(16)** |
| Net increase (decrease) in foreign currency translation adjustments | (11,933) | 18,528 | **10,308** | **77** |
| Net decrease in net unrealized losses on derivative instruments | — | — | **1,838** | **14** |
| Ending balance | (1,417) | 4,552 | **(13,440)** | **(101)** |
| **Treasury Stock:** | | | | |
| Beginning balance | (2,795) | (4,103) | **(8,286)** | **(62)** |
| Purchases of treasury stock for stock options | (1,809) | (5,154) | **—** | **—** |
| Exercise of stock options | 503 | 265 | **219** | **2** |
| Resales of treasury stock issued in stock split | — | 683 | **—** | **—** |
| Resales accompanied by forfeit of stock options | — | 24 | **—** | **—** |
| Other, net | (2) | (1) | **(57)** | **(1)** |
| Ending balance | (4,103) | (8,286) | **(8,124)** | **(61)** |
| **Total Shareholders' Equity:** | | | | |
| Beginning balance | 327,843 | 425,671 | **461,323** | **3,462** |
| Increase, net | 97,828 | 35,652 | **41,185** | **309** |
| Ending balance | ¥425,671 | ¥461,323 | **¥502,508** | **$3,771** |
| **Summary of Comprehensive Income:** | | | | |
| Net income | ¥ 30,642 | ¥ 34,157 | **¥ 40,269** | **$ 302** |
| Other comprehensive income (loss) | 26,133 | 5,969 | **(17,992)** | **(135)** |
| Comprehensive income | ¥ 56,775 | ¥ 40,126 | **¥ 22,277** | **$ 167** |

The accompanying notes to consolidated financial statements are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

ORIX Corporation and Subsidiaries For the Years Ended March 31, 2000, 2001 and 2002

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | 2002 | 2002 |
| Cash Flows from Operating Activities: | | | | |
| Net income | ¥ 30,642 | ¥ 34,157 | ¥ 40,269 | $ 302 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| Depreciation and amortization | 93,203 | 103,673 | 117,019 | 878 |
| Provision for doubtful receivables and possible loan losses | 45,573 | 44,584 | 51,367 | 385 |
| Increase in policy liabilities | 137,902 | 67,444 | 40,777 | 306 |
| Deferred tax provision | 6,464 | 8,111 | 17,530 | 132 |
| Gains on securitization | (9,296) | (4,728) | (9,235) | (69) |
| Equity in net (income) loss of and (gain) loss on sales of affiliates | 838 | (2,088) | 330 | 3 |
| Gains on sales of available-for-sale securities | (13,893) | (7,698) | (13,795) | (104) |
| Write-downs of long-lived assets | 7,881 | 4,090 | 2,716 | 20 |
| Write-downs of securities | 12,297 | 10,848 | 19,742 | 148 |
| Increase in restricted cash and cash equivalents | (11,702) | (2,831) | (2,865) | (22) |
| Decrease (increase) in other operating assets held for sales, including advance payments | (8,572) | (28,285) | 2,133 | 16 |
| Increase in prepaid expenses | (423) | (4,514) | (9,255) | (69) |
| Increase in accrued expenses | 11,886 | 4,116 | 223 | 2 |
| Increase in deposits from lessees | 1,828 | 13,629 | 8,464 | 63 |
| Other, net | 14,003 | (3,386) | (7,785) | (58) |
| Net cash provided by operating activities | 318,631 | 237,122 | 257,635 | 1,933 |
| Cash Flows from Investing Activities: | | | | |
| Purchases of lease equipment, including advance payments | (1,022,279) | (883,061) | (838,105) | (6,290) |
| Principal payments received under direct financing leases | 710,485 | 640,680 | 768,923 | 5,771 |
| Net proceeds from securitization of lease and loan receivables | 185,530 | 215,494 | 258,926 | 1,943 |
| Installment loans made to customers | (801,959) | (740,639) | (1,334,532) | (10,015) |
| Principal collected on installment loans | 681,908 | 660,652 | 865,598 | 6,496 |
| Proceeds from sales of operating lease assets | 37,013 | 38,727 | 39,921 | 300 |
| Investment in and dividends received from affiliates, net | (8,945) | 1,242 | (20,457) | (154) |
| Proceeds from sales of affiliates | 2,881 | 6,277 | 815 | 6 |
| Purchases of available-for-sale securities | (263,679) | (359,945) | (289,055) | (2,169) |
| Proceeds from sales of available-for-sale securities | 177,157 | 152,022 | 325,758 | 2,445 |
| Maturities of available-for-sale securities | 18,403 | 64,105 | 67,290 | 505 |
| Maturities of held-to-maturity securities | 3,089 | — | — | — |
| Purchases of other securities | (14,382) | (37,153) | (50,243) | (377) |
| Proceeds from sales of other securities | 3,759 | 9,763 | 6,717 | 50 |
| Purchases of other operating assets | (5,389) | (40,049) | (119,700) | (898) |
| Net decrease (increase) in call loans | — | (9,500) | 9,500 | 71 |
| Acquisitions of subsidiaries, net of cash acquired | (4,935) | (218) | 3,846 | 29 |
| Other, net | 8,485 | (4,049) | (913) | (7) |
| Net cash used in investing activities | (292,858) | (285,652) | (305,711) | (2,294) |
| Cash Flows from Financing Activities: | | | | |
| Repayment of short-term debt, net | (248,386) | (324,438) | (171,114) | (1,284) |
| Proceeds from (repayment of) commercial paper, net | (16,426) | (68,759) | 101,279 | 760 |
| Proceeds from long-term debt | 722,069 | 794,823 | 975,220 | 7,319 |
| Repayment of long-term debt | (604,360) | (485,371) | (729,593) | (5,476) |
| Net increase in deposits due to customers | 101,654 | 23,391 | 46,929 | 352 |
| Issuance of common stock | 41,346 | 249 | 19,315 | 145 |
| Purchases of treasury stock for stock options | (1,809) | (5,154) | — | — |
| Dividends paid | (968) | (1,023) | (1,226) | (9) |
| Net increase in call money | — | — | 5,000 | 38 |
| Other, net | 827 | 1,662 | 306 | 2 |
| Net cash provided by (used in) financing activities | (6,053) | (64,620) | 246,116 | 1,847 |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | (6,054) | 2,605 | 1,297 | 10 |
| Net Increase (Decrease) in Cash and Cash Equivalents | 13,666 | (110,545) | 199,337 | 1,496 |
| Cash and Cash Equivalents at Beginning of Year | 252,290 | 265,956 | 155,411 | 1,166 |
| Cash and Cash Equivalents at End of Year | ¥ 265,956 | ¥155,411 | ¥ 354,748 | $ 2,662 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

## 1 Significant Accounting and Reporting Policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the Company) and its subsidiaries have complied with accounting principles generally accepted in the United States of America, modified for the accounting for stock splits (see (m)). Significant accounting and reporting policies are summarized as follows:

### (a) Basis of presenting financial statements

The Company and its domestic subsidiaries maintain their books in conformity with Japanese income tax laws and accounting practices, which differ in certain respects from accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, therefore, reflect certain adjustments to the Company's book and records. The principal adjustments relate to accounting for direct financing leases (see (e)), impairment of long-lived assets and long-lived assets to be disposed of, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition cost and calculation of policy liabilities, derivative instruments and hedging activities, goodwill and intangible assets resulting from business combinations, and a reflection of the income tax effect on such adjustments.

### (b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in 20%–50% owned affiliates are accounted for by using the equity method.

All significant intercompany accounts and transactions have been eliminated in consolidation.

### (c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables on direct financing leases and possible loan losses (see (g)), the determination of impairment of investment in securities (see (h)), the determination of impairment of long-lived assets and goodwill (see(u)), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), and the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see(f)).

### (d) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency.

Transactions in foreign currencies are recorded in the entity's functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the foreign subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders' equity are from the translation of foreign currency financial statements into Japanese yen.

### (e) Recognition of revenues

*Direct financing leases*—Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs ("initial direct costs") are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and direct finance lease origination cost is computed using the interest method.

*Installment loans*—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees ("loan origination costs, net"), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan's yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal (see Note 7).

*Non-accrual policy*—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest is past due 180 days or more, or earlier, if management believes their collectibility is doubtful.

*Operating leases*—Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues. Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

*Brokerage commissions and gains on investment securities*—Brokerage commissions and gains on investment securities are recorded on a trade date basis.

**(f) Insurance premiums and expenses**

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life insurance and whole life insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and others factors applicable at the time the policies are written. The average rates of assumed investment yields are 3.3%, 3.0% and 2.8% for fiscal 2000, 2001 and 2002, respectively. The Company continually evaluates the potential for changes in the estimates and assumptions applied for determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

FASB Statement No. 60 ("Accounting and Reporting by Insurance Enterprises") requires insurance companies to defer certain costs associated with writing insurances ("deferred policy acquisition costs") and amortize over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Amortizations charged to income for fiscal 2000, 2001 and 2002 amounted to ¥9,756 million, ¥10,671 million and ¥11,424 million ($86 million), respectively.

**(g) Allowance for doubtful receivables on direct financing leases and possible loan losses**

The allowance for doubtful receivables on direct financing leases and possible loan losses is maintained at a level which, in the judgment of management, is adequate to provide for potential losses on lease and loan portfolios that can be reasonably anticipated. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and possible loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are evaluated based on the present value of expected future cash flows and the fair value of the collateral securing the loans. Smaller-balance homogeneous loans and lease receivables are evaluated considering current economic conditions and trends, the value of the collateral underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal. The Company and its subsidiaries do not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

**(h) Investment in securities**

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes. In principle, the Company and its subsidiaries recognize losses related to securities for which the market price has been below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than one year or if there has been a significant deterioration in a bond issuer's credit rating, an issuer's default or a similar event. In addition, the Company and its subsidiaries charge against income losses related to securities in certain other situations where, even though the market value has not remained below the carrying value for twelve months, the decline in the market value of a security is based on economic conditions and not just general declines in equity markets and where it is considered unlikely that the market value of the security will recover in the next twelve months. However, if the Company and its subsidiaries have a significant long-term business relationship with the investee, management considers the probability of the market value recovering within the following twelve months. As part of this review, the investee's operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If management believes, based on this review, that the market value of an equity security may realistically be expected to recover, the loss will continue to be classified as temporary. Temporary declines in market value are recorded through other comprehensive income (loss), net of applicable income taxes. If after an additional twelve months the market value is still significantly below the acquisition cost, the loss will be considered other than temporary and the decline in market value charged to income.

Held-to-maturity securities are recorded at amortized cost.

**(i) Securitized assets**

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (the assets) are sold to special-purpose entities that issue asset-backed securities to the investors. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or *brokerage commissions and gains on investment securities*.

Retained interests include subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment.

Fair values are estimated based on estimated future cash flows, factoring in expected credit loss, and discounted at a market rate of interest.

**(j) Derivative financial instruments**

On April 1, 2001, the Company and its subsidiaries adopted FASB Statement No. 133 ("Accounting for Derivative Instruments and Hedging Activities"), as amended by FASB Statement No. 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts used for hedging activities. All derivatives, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in net unrealized losses on derivative instruments, which is a part of accumulated other comprehensive income (loss) and recognized in the income statement when the hedged item affects earnings. The ineffective portions of cash flow hedges are immediately recognized in earnings. Derivative transactions that do not qualify as hedges are carried at fair value with changes in value included currently in earnings. Realized and unrealized gains or losses in instruments that hedge net capital exposures are recorded in shareholders' equity as *foreign currency translation adjustments, which is a part of accumulated other comprehensive income* (loss). Trading instruments used for trading purposes are recorded at fair value, realized and unrealized gains and losses are recognized in brokerage commissions and gains on investment securities.

Prior to the adoption of FASB Statement No. 133, the accounting treatment of derivatives was as follows.

Gains and losses in forward foreign exchange contracts and foreign currency swaps designated as hedges were recognized based on changes in the value of the related hedged asset or liability. Realized or unrealized gains or losses in instruments that hedged net capital exposures were recorded in shareholders' equity as foreign currency translation adjustments, which was a part of accumulated other comprehensive income (loss). All other foreign exchange contracts were marked to market and gains or losses were charged to earnings. The Company and its subsidiaries also entered into interest rate swap agreements and purchased interest rate option contracts (caps, floors and collars) to reduce interest rate risks and to modify the interest rate characteristics of financing transactions. For these hedging instruments, the accrual method of accounting was used where interest income or expense on the hedging instruments was accrued and recorded as an adjustment to the interest income or expense related to the hedged item. Premiums paid for interest rate options were deferred as other assets and amortized to interest income over the terms of the options. If a hedging derivative contract was terminated early, any resulting gain or loss was charged to earnings. And if the assets or liabilities hedged were sold or otherwise disposed of, the related gains and losses on the terminated derivative contracts were recognized as a component of the gain or loss on disposition of the related assets or liabilities.

**(k) Income taxes**

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. Deferred income tax assets have been recognized on the net operating loss carryforwards of certain subsidiaries.

### (l) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥2,132 million, ¥4,730 million and ¥3,260 million ($24 million) in fiscal 2000, 2001 and 2002, respectively, related to specific long-term development projects.

### (m) Stock splits

Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the "Code"). No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

Based on an amendment to the Code, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings amounts equal to the fair market value of the shares issued and by increasing additional paid-in capital by the excess of the market value over par value of the shares issued. Had such stock splits in prior years been accounted for in this manner, additional paid-in capital as of March 31, 2002 would have increased by approximately ¥24,674 million ($185 million), with a corresponding decrease in retained earnings. Total shareholders' equity would have remained unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under generally accepted accounting principles in the United States of America.

### (n) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with bank and short-term highly liquid investments with original maturities of three months or less.

### (o) Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of cash and securities trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.

### (p) Other operating assets

Other operating assets consist primarily of business assets, including golf courses, hotels, training facilities and inventories.

### (q) Other receivables

Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts and receivables from the sale of lease assets.

### (r) Advances

Advances include advance payments made in relation to purchases of assets to be leased and advance and/or progress payments for acquisition of real estate for sale.

### (s) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥18,849 million and ¥21,210 million ($159 million) as of March 31, 2001 and 2002, respectively.

### (t) Other assets

Other assets consist primarily of the unamortized excess of purchase prices over the net assets acquired in acquisitions (goodwill), deferred policy acquisition costs which are amortized over the contract periods, other intangible assets and leasehold deposits.

The amount of goodwill is ¥17,069 million and ¥17,491 million ($131 million) as of March 31, 2001 and 2002, respectively.

Goodwill acquired in acquisitions for which the acquisition date was before July 1, 2001 is being amortized over periods ranging from 5 to 25 years. With respect to acquisitions that occurred after June 30, 2001, goodwill of ¥738 million ($6 million) is not being amortized under the provisions of FASB Statement No. 142 ("Goodwill and Other Intangible Assets") (see (z)).

### (u) Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets. During fiscal 2000, 2001 and 2002, the Company and its subsidiaries wrote down certain real estate development projects included in investment in operating leases, other operating assets and advances in the consolidated balance sheets to their fair values. The amount of the impairment loss recognized is determined by comparing the carrying amount of the asset to its fair value as determined by an independent appraiser.

**(v) Advertising**

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2000, 2001 and 2002 are ¥6,916 million, ¥7,268 million and ¥9,103 million ($68 million), respectively.

**(w) Restructuring costs**

During April 2001, a subsidiary in the United States announced its intention to consolidate certain of its U.S. locations into one location. The consolidation allowed the subsidiary to substantially reduce operating expenses, increase efficiency and redesign processes as the subsidiary pursues new business opportunities. In connection therewith, in accordance with EITF Issue No. 94-3 ("Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)"), the subsidiary recorded accrued expenses of ¥2,585 million ($19 million) related primarily to the severance costs, non-cash asset impairment charges, and other closure, employee and professional costs. This accrual is recognized in selling, general and administrative expenses in the accompanying consolidated statements of income in fiscal 2002. As of March 31, 2002, the balance of the accrued liability is ¥691 million ($5 million) consisting primarily of remaining severance and lease obligations.

**(x) Financial statements presentation in U.S. dollars**

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2002, which was ¥133.25 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

**(y) Earnings per share**

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Earnings per share is adjusted for any stock splits and stock dividends retroactively.

**(z) New accounting pronouncement**

On April 1, 2001, the Company and its subsidiaries adopted FASB Statement No. 133 ("Accounting for Derivative Instruments and Hedging Activities"), as amended by FASB Statement No. 137 ("Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133") and FASB Statement No. 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133"). This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be designated as a hedge. The accounting treatment for changes in the fair value of derivatives depends on the character of the transaction. The cumulative effect of this accounting change as of April 1, 2001, was a charge of ¥8,400 million ($63 million) to accumulated other comprehensive income (loss) and an increase of ¥133 million ($1 million) to earnings.

In September 2000, FASB Statement No. 140 ("Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125") was issued. It revises the standard for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of FASB Statement No. 125's provisions without reconsideration. The Company and its subsidiaries adopted the disclosure provisions related to the securitization of financial assets as of March 31, 2001. All transactions entered into after March 31, 2001 were accounted for in accordance with FASB Statement No. 140. This adoption does not have a significant effect on the Company and its subsidiaries' operations or financial position.

In June 2001, FASB Statement No. 141 ("Business Combinations") and FASB Statement No. 142 ("Goodwill and Other Intangible Assets") were issued. FASB Statement No. 141 revises the financial accounting and reporting for business combinations and FASB Statement No. 142 revises the financial accounting and reporting for goodwill and other intangible assets. FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. The provisions of FASB Statement No. 141 apply to all business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method completed. On April 1, 2002, as a result of the adoption of FASB Statement No. 141, the Company and its subsidiaries will record a transition gain, as an effect of a change in accounting principle, due to the write-off of unamortized deferred credits of approximately ¥1,937 million ($15 million) existing as of March 31, 2002. The deferred credits relate to an excess over cost arising from business combinations completed and investments accounted for by the equity method acquired before July 1, 2001.

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of FASB Statement No. 142 are required to be adopted in their entirety by the Company and its subsidiaries as of April 1, 2002. Impairment losses that arise due to the initial application of FASB Statement No. 142 are required to be reported as a change in accounting principle. FASB Statement No. 142 requires the Company and its subsidiaries to complete the transitional goodwill impairment test by September 30, 2002. The Company and its subsidiaries are evaluating but have not yet determined whether the adoption of this statement will result in an impairment of goodwill. The Company and its subsidiaries will cease to amortize goodwill, including equity method goodwill, on April 1, 2002. For the year ended March 31, 2002, such goodwill amortization for the Company and its subsidiaries amounted to ¥728 million ($5 million).

In August 2001, the FASB issued Statement No. 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), it retains many of the fundamental provisions of that Statement. Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 ("Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"), for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. This Statement is effective for fiscal years beginning after December 15, 2001. Management does not expect this adoption to have a significant effect on the Company and subsidiaries' operations or financial position.

**(aa) Reclassifications**

Certain amounts in the 2000 and 2001 consolidated financial statements have been reclassified to conform with the 2002 presentation.

## 2 Acquisitions

On September 28, 2001, the Company acquired an 80% stake in the truck leasing company IFCO Inc., a subsidiary of Isuzu Motors Limited. The aggregate purchase price was ¥20,310 million ($152 million). The results of IFCO's operations have been included in the consolidated financial statements since the day of acquisition. This acquisition was accounted for under the purchase method.

By combining the know-how developed at the Company and its subsidiaries with IFCO's expertise, the Company plans to expand its automobile-related business in Japan.

The fair value of the net assets acquired from this acquisition at the date of acquisition was as follows:

| | Millions of yen | Millions of U.S. dollars |
|---|---|---|
| Investment in direct financing leases (net) | ¥252,436 | $1,894 |
| Other assets | 49,472 | 371 |
| Other intangible assets | 5,645 | 42 |
| Goodwill | 461 | 4 |
| Total assets acquired | 308,014 | 2,311 |
| Current liabilities | 124,404 | 934 |
| Long-term debt | 163,300 | 1,225 |
| Total liabilities assumed | 287,704 | 2,159 |
| Net assets acquired | ¥ 20,310 | $ 152 |

Of the ¥5,645 million ($42 million) of acquired intangible assets, ¥3,830 million ($29 million) was assigned to the business model related to logistic/vehicle maintenance know-how that has an amortization period of eight years and ¥1,815 million ($13 million) was assigned to a customer database that has an amortization period of seven years.

## ❸ Cash Flow Information

Cash payments for interest and income taxes during fiscal 2000, 2001 and 2002 are as follows:

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | 2002 | 2002 |
| Interest | ¥119,285 | ¥115,058 | **¥97,020** | **$728** |
| Income taxes | 17,785 | 12,778 | **13,021** | **98** |

## ❹ Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2001 and 2002 consists of the following:

| | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| | 2001 | 2002 | 2002 |
| Minimum lease payments receivable | ¥1,771,625 | **¥1,727,729** | **$12,966** |
| Estimated residual value | 56,566 | **80,206** | **602** |
| Initial direct costs | 24,616 | **23,224** | **174** |
| Unearned lease income | (195,098) | **(172,490)** | **(1,294)** |
| | ¥1,657,709 | **¥1,658,669** | **$12,448** |

In connection with the securitization of direct financing lease receivables, as described in Note 9, the Company and its subsidiaries retained subordinated interests of ¥144,162 million and ¥142,896 million ($1,072 million) as of March 31, 2001 and 2002, respectively, which are included in investment in the above table.

Minimum lease payments receivable (including guaranteed residual values and subordinated interests retained) are due in periodic installments through 2023. At March 31, 2002, the amounts due in each of the next five years and thereafter are as follows:

| Year ending March 31, | Millions of yen | Millions of U.S. dollars |
|---|---|---|
| 2003 | ¥ 681,535 | $ 5,115 |
| 2004 | 439,424 | 3,298 |
| 2005 | 276,219 | 2,073 |
| 2006 | 161,721 | 1,213 |
| 2007 | 80,488 | 604 |
| Thereafter | 88,342 | 663 |
| Total | ¥1,727,729 | $12,966 |

Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 2000, 2001 and 2002.

## ❺ Investment in Operating Leases

Investment in operating leases at March 31, 2001 and 2002 consists of the following:

| | Weighted average useful life | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|---|
| | Years | 2001 | 2002 | 2002 |
| Transportation equipment | 12 | ¥251,650 | **¥297,346** | **$2,232** |
| Measuring equipment and personal computers | 3 | 138,088 | **143,791** | **1,079** |
| Real estate and other | 40 | 236,708 | **242,131** | **1,817** |
| | | 626,446 | **683,268** | **5,128** |
| Accumulated depreciation | | (190,732) | **(224,756)** | **(1,687)** |
| Net | | 435,714 | **458,512** | **3,441** |
| Rental receivables | | 15,457 | **15,979** | **120** |
| | | ¥451,171 | **¥474,491** | **$3,561** |

For fiscal 2000, 2001 and 2002, gains from the disposition of operating lease assets are ¥4,144 million, ¥7,883 million and ¥3,467 million ($26 million), respectively, and are included in operating lease revenues in the consolidated statements of income.

The operating lease contracts include non-cancelable lease terms ranging from one month to 18 years. The minimum future rentals on non-cancelable operating leases are as follows:

| Year ending March 31, | Millions of yen | Millions of U.S. dollars |
|---|---|---|
| 2003 | ¥ 47,907 | $ 359 |
| 2004 | 32,919 | 247 |
| 2005 | 21,828 | 164 |
| 2006 | 13,223 | 99 |
| 2007 | 5,314 | 40 |
| Thereafter | 12,124 | 91 |
| Total | ¥133,315 | $1,000 |

## 6 Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2001 and 2002 is as follows:

| | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| | 2001 | 2002 | 2002 |
| Domestic borrowers: | | | |
| Consumers— | | | |
| Housing loans | ¥ 392,896 | **¥ 557,461** | **$ 4,184** |
| Card loans | 181,215 | **230,358** | **1,729** |
| Other | 43,959 | **44,829** | **336** |
| | 618,070 | **832,648** | **6,249** |
| Commercial— | | | |
| Real estate related companies | 222,818 | **278,367** | **2,089** |
| Commercial and industrial companies | 627,252 | **708,031** | **5,313** |
| | 850,070 | **986,398** | **7,402** |
| | 1,468,140 | **1,819,046** | **13,651** |
| Foreign commercial, industrial and other borrowers | 357,446 | **432,771** | **3,248** |
| Loan origination costs, net | 20,925 | **21,463** | **161** |
| | ¥1,846,511 | **¥2,273,280** | **$17,060** |

In principle, all domestic installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

At March 31, 2002, the contractual maturities of installment loans for each of the next five years and thereafter are as follows:

| Year ending March 31, | Millions of yen | Millions of U.S. dollars |
|---|---|---|
| 2003 | ¥ 610,174 | $ 4,579 |
| 2004 | 312,747 | 2,347 |
| 2005 | 263,187 | 1,975 |
| 2006 | 250,954 | 1,884 |
| 2007 | 235,881 | 1,770 |
| Thereafter | 578,874 | 4,344 |
| Total | ¥2,251,817 | $16,899 |

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥83,321 million, ¥85,441 million and ¥99,732 million ($748 million) for fiscal 2000, 2001 and 2002, respectively.

## ❼ Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and possible loan losses for fiscal 2000, 2001 and 2002 are as follows:

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | **2002** | **2002** |
| Beginning balance | ¥132,606 | ¥136,939 | **¥141,077** | **$1,059** |
| Provisions charged to income | 45,573 | 44,584 | **51,367** | **385** |
| Charge-offs | (37,697) | (46,845) | **(50,690)** | **(380)** |
| Recoveries | 354 | 539 | **1,350** | **10** |
| Other* | (3,897) | 5,860 | **9,783** | **73** |
| Ending balance | ¥136,939 | ¥141,077 | **¥152,887** | **$1,147** |

*Other includes foreign currency translation adjustments and the effect of acquisitions.

The balance of the allowance broken down into direct financing leases and installment loans at March 31, 2001 and 2002 is as follows:

| | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| | 2001 | **2002** | **2002** |
| Balance of allowance related to: | | | |
| Direct financing leases | ¥ 40,885 | **¥ 50,837** | **$ 381** |
| Installment loans | 100,192 | **102,050** | **766** |
| Total | ¥141,077 | **¥152,887** | **$1,147** |

Under FASB Statement No. 114 ("Accounting by Creditors for Impairment of a Loan"), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment is measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment (these include individual housing loans and card loans) and lease receivables, are exempt from this measuring of individual loans. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

The recorded investments in loans considered impaired are ¥120,090 million and ¥113,000 million ($848 million) as of March 31, 2001 and 2002, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥73,636 million and ¥71,802 million ($539 million) as of March 31, 2001 and 2002, respectively. The Company and its subsidiaries recorded a valuation allowance of ¥47,037 million and ¥45,862 million ($344 million) as of March 31, 2001 and 2002, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and possible loan losses in the accompanying consolidated balance sheets.

The average recorded investments in impaired loans for fiscal 2000, 2001 and 2002 were ¥128,658 million, ¥123,715 million and ¥115,265 million ($865 million), respectively.

The Company and its subsidiaries recognized interest income on impaired loans of ¥1,429 million, ¥1,414 million and ¥1,200 million ($9 million), and collected in cash interest on impaired loans of ¥1,061 million, ¥1,052 million and ¥1,080 million ($8 million) in fiscal 2000, 2001 and 2002, respectively.

As of March 31, 2001 and 2002, the Company and its subsidiaries suspended income recognition pursuant to its non-accrual policy on investment in direct financing leases of ¥39,303 million and ¥50,902 million ($382 million), respectively, and on installment loans other than impaired loans of ¥77,544 million and ¥65,255 million ($490 million), respectively.

## ❽ Investment in Securities

Investment in securities at March 31, 2001 and 2002 consists of the following:

| | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| | 2001 | **2002** | **2002** |
| Trading securities | ¥ 581 | **¥ 879** | **$ 7** |
| Available-for-sale securities | 841,409 | **718,919** | **5,395** |
| Held-to-maturity securities | 13,005 | **16,008** | **120** |
| Other securities | 87,163 | **125,530** | **942** |
| | ¥942,158 | **¥861,336** | **$6,464** |

Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 18). For fiscal 2000, 2001 and 2002, net unrealized holding gains and losses on trading securities are losses of ¥3 million, losses of ¥24 million and gains of ¥98 million ($1 million), respectively.

During fiscal 2000 and 2001, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥177,157 million and ¥152,022 million, respectively, resulting in gross realized gains of ¥17,726 million and ¥9,773 million, respectively, and gross realized losses of ¥3,833 million and ¥2,075 million, respectively. During fiscal 2002, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥325,758 million ($2,445 million), resulting in gross realized gains of ¥18,147 million ($136 million) and gross realized losses of ¥4,352 million ($33 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2000, 2001 and 2002, the Company and its subsidiaries charged losses on securities of ¥12,297 million, ¥10,848 million and ¥19,742 million ($148 million), respectively, to income for declines in market value of available-for-sale securities where the decline was classified as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred subscription certificates carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at March 31, 2001 and 2002 are as follows:

March 31, 2001

| | Millions of yen | | | |
|---|---|---|---|---|
| | Amortized cost | Gross unrealized gains | Gross unrealized losses | Fair value |
| Available-for-sale: | | | | |
| Japanese and foreign government bond securities | ¥ 24,926 | ¥ 560 | ¥ (55) | ¥ 25,431 |
| Japanese prefectural and foreign municipal bond securities | 38,030 | 1,665 | (3) | 39,692 |
| Corporate debt securities | 587,442 | 22,489 | (5,786) | 604,145 |
| Mortgage-backed and other asset-backed securities | 88,912 | 6,721 | (1,397) | 94,236 |
| Funds in trust | 5,995 | — | (487) | 5,508 |
| Equity securities | 39,085 | 36,602 | (3,290) | 72,397 |
| | ¥784,390 | ¥68,037 | ¥(11,018) | ¥841,409 |
| Held-to-maturity: | | | | |
| Japanese and foreign government bond securities | ¥ 141 | ¥ 1 | ¥ — | ¥ 142 |
| Asset-backed securities | 12,864 | — | — | 12,864 |
| | ¥ 13,005 | ¥ 1 | ¥ — | ¥ 13,006 |

**March 31, 2002**

| | Millions of yen | | | |
|---|---|---|---|---|
| | Amortized cost | Gross unrealized gains | Gross unrealized losses | Fair value |
| Available-for-sale: | | | | |
| Japanese and foreign government bond securities | **¥ 25,061** | **¥ 256** | **¥ (9)** | **¥ 25,308** |
| Japanese prefectural and foreign municipal bond securities | **24,256** | **582** | **(464)** | **24,374** |
| Corporate debt securities | **501,380** | **7,010** | **(10,552)** | **497,838** |
| Mortgage-backed and other asset-backed securities | **109,528** | **6,152** | **(2,789)** | **112,891** |
| Funds in trust | **5,452** | **—** | **(465)** | **4,987** |
| Equity securities | **27,619** | **27,992** | **(2,090)** | **53,521** |
| | **¥693,296** | **¥41,992** | **¥(16,369)** | **¥718,919** |
| Held-to-maturity: | | | | |
| Japanese and foreign government bond securities | **¥ 183** | **¥ 22** | **¥ —** | **¥ 205** |
| Asset-backed securities | **15,825** | **1,990** | **(302)** | **17,513** |
| | **¥ 16,008** | **¥ 2,012** | **¥ (302)** | **¥ 17,718** |

March 31, 2002

| | Millions of U.S. dollars | | | |
|---|---|---|---|---|
| | Amortized cost | Gross unrealized gains | Gross unrealized losses | Fair value |
| Available-for-sale: | | | | |
| Japanese and foreign government bond securities | $ 188 | $ 2 | $ (0) | $ 190 |
| Japanese prefectural and foreign municipal bond securities | 182 | 4 | (3) | 183 |
| Corporate debt securities | 3,763 | 53 | (80) | 3,736 |
| Mortgage-backed and other asset-backed securities | 822 | 46 | (21) | 847 |
| *Funds in trust* | 41 | — | (4) | 37 |
| Equity securities | 207 | 210 | (15) | 402 |
| | $5,203 | $315 | $(123) | $5,395 |
| Held-to-maturity: | | | | |
| Japanese and foreign government bond securities | $ 1 | $ 1 | $ — | $ 2 |
| Asset-backed securities | 119 | 15 | (3) | 131 |
| | $ 120 | $ 16 | $ (3) | $ 133 |

The following is a summary of the contractual maturities of debt securities classified as available-for-sale and held-to-maturity securities held at March 31, 2002:

| | Millions of yen | | Millions of U.S. dollars | |
|---|---|---|---|---|
| | Amortized cost | Fair value | Amortized cost | Fair value |
| Available-for-sale: | | | | |
| Due within one year | ¥ 64,718 | ¥ 64,996 | $ 486 | $ 488 |
| Due after one to five years | 318,861 | 320,756 | 2,393 | 2,407 |
| Due after five to ten years | 196,533 | 194,218 | 1,475 | 1,458 |
| Due after ten years | 80,113 | 80,441 | 601 | 603 |
| | ¥660,225 | ¥660,411 | $4,955 | $4,956 |
| Held-to-maturity: | | | | |
| Due within one year | ¥ 151 | ¥ 166 | $ 1 | $ 1 |
| Due after one to five years | 32 | 39 | 0 | 0 |
| Due after five to ten years | 12,842 | 14,832 | 96 | 111 |
| Due after ten years | 2,983 | 2,681 | 23 | 21 |
| | ¥ 16,008 | ¥ 17,718 | $ 120 | $ 133 |

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥14,069 million, ¥24,007 million and ¥22,230 million ($167 million) for fiscal 2000, 2001 and 2002, respectively.

## 9 Securitization

During fiscal 2001 and 2002, the Company and its subsidiaries sold direct finance lease receivables of ¥184,866 million and ¥202,767 million ($1,522 million), respectively, with gains of ¥3,722 million and ¥6,159 million ($46 million), respectively, in securitization transactions. In connection with these transactions, the Company and its subsidiaries retained subordinated interests of ¥45,449 million and ¥48,542 million ($364 million) in fiscal 2001 and 2002, respectively. Revenues from retained interests for fiscal 2000, 2001 and 2002 were ¥10,216 million and ¥11,267 million and ¥11,336 million ($85 million), respectively, and are included in revenues from direct financing leases in the consolidated statements of income.

During fiscal 2001 and 2002, the Company and its subsidiary also sold installment loans of ¥27,563 million and ¥46,062 million ($346 million), respectively, at a gain of ¥1,006 million and ¥3,076 million ($23 million), respectively, in securitization transactions. The Company and its subsidiary retained subordinated interests of ¥1,000 million and ¥12,345 million ($93 million) in fiscal 2001 and 2002, respectively.

The Company and its subsidiaries' retained interests are subordinate to the investors' interests. Their value is subject to credit risk and interest rate risk on the sold financial assets. The investors and special-purpose entities have no recourse to our other assets for failure of debtors to pay.

Servicing assets or liabilities related to securitization transactions initiated during fiscal 2001 and 2002 were not recorded, because the servicing fees adequately compensate the Company and its subsidiaries.

At March 31, 2001, a subsidiary held servicing assets totaling ¥99 million, which were from securitization transactions in a prior year, and amortized ¥126 million and ¥99 million ($1 million) during fiscal 2001 and 2002, respectively. The related program had ended by March 31, 2002 and there was no remaining balance in servicing assets.

Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2001 and 2002 are as follows:

| | 2001 | | **2002** | |
|---|---|---|---|---|
| | Direct financing leases | Installment loans | Direct financing leases | Installment loans |
| Expected credit loss | 0.03%-0.35% | 0.75% | **0.07%-1.70%** | **0.72%** |
| Discount rate | 3.20%-3.48% | 2.69% | **3.62%-5.36%** | **1.62%** |

Retained interests from securitization transactions that occurred in previous years and in fiscal 2002 are recorded in the consolidated balance sheets at March 31, 2002. The impacts of 10% and 20% adverse changes to the key economic assumptions on the fair value of retained interests as of March 31, 2002 are as follows:

| | Millions of yen | | | Millions of U.S. dollars | | |
|---|---|---|---|---|---|---|
| | Direct financing leases | Installment loans | Investment in securities | Direct financing leases | Installment loans | Investment in securities |
| Carrying value of retained interests | ¥148,344 | ¥20,605 | ¥9,768 | $1,113 | $155 | $73 |
| Expected credit loss: | | | | | | |
| +10% | 381 | 99 | 360 | 3 | 1 | 3 |
| +20% | 760 | 201 | 715 | 6 | 2 | 5 |
| Discount rate: | | | | | | |
| +10% | 1,515 | 207 | 265 | 11 | 2 | 2 |
| +20% | 3,001 | 413 | 516 | 23 | 3 | 4 |

These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The summarized certain cash flows received from/(paid) to special-purpose entities for all securitization activities that occurred in fiscal 2001 and 2002 are as follows:

| | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| | 2001 | **2002** | **2002** |
| Proceeds from new securitization | ¥215,494 | **¥258,926** | **$1,943** |
| Servicing fees received | 62 | **231** | **2** |
| Cash flows received on interest retained | 4,369 | **10,315** | **77** |
| Repurchases of delinquent assets | (2,681) | **(1,822)** | **(14)** |
| Repurchases of ineligible assets | (24,718) | **(23,425)** | **(176)** |

Quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together in fiscal 2001 and 2002 are as follows:

March 31, 2001

| | Millions of yen | | |
|---|---|---|---|
| | Total principal amount of receivables | Principal amount of receivables 90 days or more past due and impaired loans | Net credit losses |
| Types of assets: | | | |
| Direct financing leases | ¥1,968,872 | ¥ 53,515 | ¥20,679 |
| Installment loans | 1,887,596 | 204,917 | 25,627 |
| Total assets managed or securitized | 3,856,468 | ¥258,432 | ¥46,306 |
| Less: assets securitized | (352,248) | | |
| Assets held in portfolio | ¥3,504,220 | | |

March 31, 2002

| | Millions of yen | | | Millions of U.S. dollars | | |
|---|---|---|---|---|---|---|
| | Total principal amount of receivables | Principal amount of receivables 90 days or more past due and impaired loans | Net credit losses | Total principal amount of receivables | Principal amount of receivables 90 days or more past due and impaired loans | Net credit losses |
| Types of assets: | | | | | | |
| Direct financing leases | ¥2,033,818 | ¥ 67,924 | ¥21,364 | $15,263 | $ 510 | $160 |
| Installment loans | 2,349,242 | 187,199 | 27,976 | 17,630 | 1,405 | 210 |
| Total assets managed or securitized | 4,383,060 | ¥255,123 | ¥49,340 | 32,893 | $1,915 | $370 |
| Less: assets securitized | (451,111) | | | (3,385) | | |
| Assets held in portfolio | ¥3,931,949 | | | $29,508 | | |

A subsidiary entered into a collateralized bond obligation transaction in fiscal 1999 and accounted for the transaction as a sale. The assets securitized as a result of the transaction are ¥49,361 million and ¥51,675 million ($388 million) as of March 31, 2001 and 2002, respectively, and are not included in the table above.

In fiscal 2001 and 2002, subsidiaries entered into other lease receivable securitization programs that are not accounted for as a sale. The payables under these securitization programs of ¥72,210 million and ¥40,731 million ($306 million) are included in long-term debt, and the minimum lease payments receivable of ¥71,886 million and ¥38,495 million ($289 million) and cash collateral of ¥6,022 million and ¥3,972 million ($30 million) are included in investment in direct financing leases and other assets in the consolidated balance sheets as of March 31, 2001 and 2002, respectively.

## ⑩ Investment in Affiliates

Investment in affiliates at March 31, 2001 and 2002 consists of the following:

| | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| | 2001 | 2002 | 2002 |
| Common stock, at equity value | ¥51,203 | ¥73,290 | $550 |
| Loans | 11,952 | 13,056 | 98 |
| | ¥63,155 | ¥86,346 | $648 |

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥1,172 million and ¥892 million as of March 31, 2001, respectively, and ¥19,294 million ($145 million) and ¥25,083 million ($188 million) as of March 31, 2002, respectively.

In fiscal 2000, 2001 and 2002, the Company and its subsidiaries received dividends from affiliates of ¥1,091 million, ¥421 million and ¥473 million ($4 million), respectively.

The unamortized excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥1,194 million ($9 million) as of March 31, 2002.

The major affiliates accounted for by the equity method which are contained in the following combined and condensed financial information are Bradesco Leasing S.A. Arrendamento Mercantil (BL 25% owned in fiscal 2000) and Stockton Holdings Limited (30% owned in fiscal 2000). During fiscal 2001, the Company sold its share of BL. In fiscal 2001 and 2002, the affiliates, either individually or on a combined basis, are not significant to the financial position or results of operations of the Company.

| | Millions of yen |
|---|---|
| | 2000 |
| Operations: | |
| Total revenues | ¥ 54,563 |
| Income before income taxes | 2,293 |
| Net income | 1,532 |
| Financial position: | |
| Total assets | 356,742 |
| Total liabilities | 276,799 |
| Shareholders' equity | 79,943 |

The Company had no significant transactions with these companies.

## ⓫ Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

The composition of short-term debt and the weighted average interest rate on short-term debt at March 31, 2001 and 2002 are as follows:

March 31, 2001

| | Millions of yen | Weighted average rate |
|---|---|---|
| Short-term debt in Japan, mainly from banks | ¥ 331,963 | 2.5% |
| Short-term debt outside Japan, mainly from banks | 315,498 | 5.2 |
| Commercial paper in Japan | 910,751 | 0.4 |
| Commercial paper outside Japan | 3,860 | 5.8 |
| | ¥1,562,072 | 1.8 |

**March 31, 2002**

| | Millions of yen | Millions of U.S. dollars | Weighted average rate |
|---|---|---|---|
| Short-term debt in Japan, mainly from banks | **¥ 279,009** | **$ 2,094** | **1.3%** |
| Short-term debt outside Japan, mainly from banks | **352,521** | **2,646** | **3.0** |
| Commercial paper in Japan | **1,009,003** | **7,572** | **0.2** |
| Commercial paper outside Japan | **3,929** | **29** | **4.0** |
| | **¥1,644,462** | **$12,341** | **1.0** |

In fiscal 2000, the Company obtained short-term committed credit lines of ¥294,500 million in Japan to enhance liquidity as stipulated in the Commitment Line Law that came into effect in March 1999.

In fiscal 2001, the Company arranged a ¥74,560 million multicurrency global commitment line for the Company and certain overseas subsidiaries.

Total committed lines for the Company and its subsidiaries were ¥795,489 million and ¥933,640 million ($7,007 million) at March 31, 2001 and 2002, respectively, and, of these lines, ¥726,888 million and ¥849,876 million ($6,378 million) were available at March 31, 2001 and 2002, respectively. Of the available committed lines, ¥37,762 million and ¥75,722 million ($568 million) were long-term committed credit lines at March 31, 2001 and 2002, respectively.

While ¥521,695 million of the total committed lines at March 31, 2001 was restricted for commercial paper backup purposes, no borrowings have been made under these lines. There were no committed lines which were restricted for commercial paper backup purposes at March 31, 2002.

Long-term debt at March 31, 2001 and 2002 consists of the following:

March 31, 2001

| | Due | Millions of yen |
|---|---|---|
| Banks: | | |
| Fixed rate: 1.5% to 9.3% | 2002–2012 | ¥ 211,746 |
| Floating rate: principally based on LIBOR plus 0.0% to 0.8% | 2002–2009 | 323,473 |
| Insurance companies and others: | | |
| Fixed rate: 0.8% to 9.0% | 2002–2009 | 361,900 |
| Floating rate: principally based on LIBOR plus 0.0% to 0.7% | 2002–2008 | 215,952 |
| Unsecured 0.5% to 3.1% bonds | 2002–2013 | 745,000 |
| Unsecured 0.4% convertible notes | 2005 | 40,000 |
| Unsecured 0.1% to 1.9% bonds with warrants | 2002–2005 | 10,500 |
| Unsecured 0.0% to 8.2% notes under medium-term note program | 2002–2011 | 349,378 |
| 1.0% to 7.8% payables under securitized lease receivables | 2002–2009 | 72,210 |
| | | ¥2,330,159 |

**March 31, 2002**

| | Due | Millions of yen | Millions of U.S. dollars |
|---|---|---|---|
| Banks: | | | |
| Fixed rate: 1.3% to 7.5% | 2003–2014 | **¥ 254,649** | **$ 1,911** |
| Floating rate: principally based on LIBOR plus 0.0% to 0.9% | 2003–2007 | **683,041** | **5,126** |
| Insurance companies and others: | | | |
| Fixed rate: 0.5% to 8.8% | 2003–2009 | **376,259** | **2,824** |
| Floating rate: principally based on LIBOR plus 0.0% to 0.6% | 2003–2012 | **268,124** | **2,012** |
| Unsecured 0.4% to 3.1% bonds | 2003–2013 | **784,800** | **5,890** |
| Unsecured 0.0% to 0.4% convertible notes | 2005–2007 | **68,788** | **516** |
| Unsecured 0.6% to 1.9% bonds with warrants | 2003–2006 | **9,100** | **68** |
| Unsecured 0.0% to 7.3% notes under medium-term note program | 2003–2012 | **324,369** | **2,434** |
| 3.0% to 7.8% payables under securitized lease receivables | 2003–2007 | **40,731** | **306** |
| | | **¥2,809,861** | **$21,087** |

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2002 is as follows:

| Year ending March 31, | Millions of yen | Millions of U.S. dollars |
|---|---|---|
| 2003 | ¥ 677,095 | $ 5,081 |
| 2004 | 615,480 | 4,619 |
| 2005 | 607,595 | 4,560 |
| 2006 | 457,385 | 3,433 |
| 2007 | 310,121 | 2,327 |
| Thereafter | 142,185 | 1,067 |
| Total | ¥2,809,861 | $21,087 |

The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. Whether such provisions can be enforced will depend upon the factual circumstances.

In addition to the minimum lease payments receivable related to the payables under securitized lease receivables described in Note 9, the short-term and long-term debt payable to financial institutions are secured by the following assets as of March 31, 2002:

| | Millions of yen | Millions of U.S. dollars |
|---|---|---|
| Time deposits | ¥ 6,635 | $ 50 |
| Minimum lease payments, loans and future rentals | 134,181 | 1,007 |
| Investment in securities (include repurchase facilities of ¥77,246 million ($580 million)) | 84,189 | 632 |
| Other operating assets and office facilities, net | 158,653 | 1,190 |
| | ¥383,658 | $2,879 |

Under agreements with customers on brokerage business, the Company and its subsidiaries received customers' securities with an approximate value of ¥17,786 million ($133 million) as of March 31, 2002, that may be sold or repledged by the Company and its subsidiaries. As of March 31, 2002, ¥12,492 million ($94 million) at market value of the securities are repledged as collateral for the short-term debt.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

## ⑫ Deposits

Deposits at March 31, 2001 and 2002, consist of the following:

| | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| | 2001 | **2002** | **2002** |
| Time deposits | ¥152,321 | **¥182,926** | **$1,373** |
| Other deposits | 25,993 | **42,317** | **317** |
| Total | ¥178,314 | **¥225,243** | **$1,690** |

The balances of time deposits, including CDs, issued in amounts of ¥10 million ($75 thousand) or more were ¥126,781 million and ¥142,689 million ($1,071 million) at March 31, 2001 and 2002, respectively.

The maturity schedule of time deposits at March 31, 2002 is as follows:

| Year ending March 31, | Millions of yen | Millions of U.S. dollars |
|---|---|---|
| 2003 | ¥103,538 | $ 777 |
| 2004 | 27,604 | 207 |
| 2005 | 17,979 | 135 |
| 2006 | 9,959 | 75 |
| 2007 | 23,846 | 179 |
| Total | ¥182,926 | $1,373 |

## ⑬ Income Taxes

Income before income taxes and the provision for income taxes in fiscal 2000, 2001 and 2002 are as follows:

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | **2002** | **2002** |
| Income before income taxes: | | | | |
| Domestic | ¥33,245 | ¥56,076 | **¥62,411** | **$468** |
| Foreign | 18,803 | 3,160 | **10,628** | **80** |
| | ¥52,048 | ¥59,236 | **¥73,039** | **$548** |
| Provision for income taxes: | | | | |
| Current— | | | | |
| Domestic | ¥ 6,803 | ¥12,648 | **¥14,165** | **$106** |
| Foreign | 8,139 | 4,320 | **1,208** | **9** |
| | 14,942 | 16,968 | **15,373** | **115** |
| Deferred— | | | | |
| Domestic | 7,913 | 13,080 | **13,912** | **105** |
| Foreign | (1,449) | (4,969) | **3,618** | **27** |
| | 6,464 | 8,111 | **17,530** | **132** |
| Provision for income taxes | ¥21,406 | ¥25,079 | **¥32,903** | **$247** |

The normal income tax rate in Japan was approximately 42% in fiscal 2000, 2001 and 2002. The effective income tax rate is different from the normal income tax rate primarily because of certain permanent non-deductible expenses and inclusion in income of equity in net income of affiliates.

Reconciliation of the differences between tax provision computed at the normal rate and consolidated provisions for income taxes in fiscal 2000, 2001 and 2002 are as follows:

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | **2002** | **2002** |
| Income before income taxes | ¥52,048 | ¥59,236 | **¥73,039** | **$548** |
| Tax provision computed at normal rate | ¥21,860 | ¥24,879 | **¥30,676** | **$230** |
| Increases (reductions) in taxes due to: | | | | |
| Application of the equity method | 150 | (383) | **(204)** | **(2)** |
| Permanent non-deductible expenses | 677 | 575 | **641** | **5** |
| Amortization of goodwill | (115) | 147 | **176** | **1** |
| Effect of lower tax rate than normal on a domestic subsidiary | (373) | (407) | **(230)** | **(2)** |
| Effect of gain on sales of domestic subsidiaries | — | — | **1,648** | **13** |
| Other, net | (793) | 268 | **196** | **2** |
| Provision for income taxes | ¥21,406 | ¥25,079 | **¥32,903** | **$247** |

Total income taxes recognized in fiscal 2000, 2001 and 2002 are as follows:

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | **2002** | **2002** |
| Provision for income taxes | ¥21,406 | ¥25,079 | **¥32,903** | **$247** |
| Income tax on other comprehensive income (loss): | | | | |
| Net cumulative effect of adopting FASB statement No. 133 | — | — | **(5,698)** | **(43)** |
| Net unrealized gains (losses) on investment in securities | 28,435 | (8,809) | **(11,694)** | **(88)** |
| Minimum pension liability adjustments | (2,515) | (859) | **(1,517)** | **(11)** |
| Foreign currency translation adjustments | (958) | 1,556 | **680** | **5** |
| Net unrealized losses on derivative instruments | — | — | **1,204** | **9** |
| Total income taxes | ¥46,368 | ¥16,967 | **¥15,878** | **$119** |

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2001 and 2002 are as follows:

| | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| | 2001 | 2002 | 2002 |
| Assets: | | | |
| Net operating loss carryforwards | ¥ 13,219 | ¥ 17,034 | $ 128 |
| Allowance for doubtful receivables on direct financing leases and possible loan losses | 30,904 | 32,568 | 244 |
| Installment loans | 2,863 | 1,301 | 10 |
| Policy liabilities | 799 | 1,459 | 11 |
| Accrued expenses | 11,247 | 9,341 | 70 |
| Other | 2,866 | 3,373 | 25 |
| | 61,898 | 65,076 | 488 |
| Liabilities: | | | |
| Investment in direct financing leases | 121,903 | 137,896 | 1,035 |
| Investment in operating leases | 17,382 | 21,369 | 160 |
| Investment in securities | 22,463 | 6,682 | 50 |
| *Deferred life insurance acquisition costs* | 10,074 | 11,364 | 85 |
| Undistributed earnings | 12,333 | 15,350 | 115 |
| Other | 11,167 | 9,057 | 68 |
| | 195,322 | 201,718 | 1,513 |
| Net deferred tax liability | ¥133,424 | ¥136,642 | $1,025 |

Certain subsidiaries have recognized deferred tax assets from net operating loss carryforwards totaling ¥46,405 million ($348 million) as of March 31, 2002, which expire as follows:

| Year ending March 31, | Millions of yen | Millions of U.S. dollars |
|---|---|---|
| 2003 | ¥ 2,854 | $ 21 |
| 2004 | 2,914 | 22 |
| 2005 | 5,689 | 43 |
| 2006 | 2,907 | 22 |
| 2007 | 4,549 | 34 |
| Thereafter | 27,492 | 206 |
| Total | ¥46,405 | $348 |

Undistributed earnings of certain foreign subsidiaries for which deferred income taxes were not provided amounted to ¥69,521 million ($522 million) as of March 31, 2002. Since management has decided that the undistributed earnings are permanently reinvested, no provision for income taxes has been provided.

Net deferred tax assets and liabilities at March 31, 2001 and 2002 are reflected in the accompanying consolidated balance sheets under the following captions:

| | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| | 2001 | 2002 | 2002 |
| Other assets | ¥ 2,006 | ¥ 4,890 | $ 37 |
| Income taxes: Deferred | 135,430 | 141,532 | 1,062 |
| Net deferred tax liability | ¥133,424 | ¥136,642 | $1,025 |

## ⓮ Pension Plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees other than directors and corporate auditors. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination. The Company and its subsidiaries' funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2001 and 2002 is as follows:

| | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| | 2001 | 2002 | 2002 |
| Change in benefit obligation: | | | |
| Benefit obligation at beginning of year | ¥46,065 | ¥ 53,153 | $399 |
| Service cost | 3,329 | 3,799 | 29 |
| Interest cost | 1,496 | 1,757 | 13 |
| Plan participants' contributions | 567 | 503 | 4 |
| Plan amendments | (560) | 247 | 2 |
| Actuarial loss | 2,997 | 6,655 | 50 |
| Foreign currency exchange rate change | 460 | 242 | 2 |
| Benefits paid | (1,201) | (1,231) | (9) |
| Plan curtailment | — | (327) | (3) |
| Settlements | — | (148) | (1) |
| Special termination benefits | — | 18 | 0 |
| Acquisition and other | — | 2,047 | 15 |
| Benefit obligation at end of year | ¥53,153 | ¥ 66,715 | $501 |
| Change in plan assets: | | | |
| Fair value of plan assets at beginning of year | ¥38,823 | ¥ 44,279 | $332 |
| Actual return on plan assets | (2,576) | (975) | (7) |
| Employer contribution | 8,157 | 11,472 | 86 |
| Plan participants' contributions | 567 | 503 | 4 |
| Benefits paid | (1,050) | (1,117) | (8) |
| Foreign currency exchange rate change | 358 | 190 | 1 |
| Settlements | — | (148) | (1) |
| Acquisition and other | — | 1,214 | 9 |
| Fair value of plan assets at end of year | ¥44,279 | ¥ 55,418 | $416 |
| The funded status of the plans: | | | |
| Funded status | ¥ (8,874) | ¥(11,297) | $ (85) |
| Unrecognized prior service cost | (248) | 23 | 0 |
| Unrecognized net actuarial loss | 23,310 | 31,079 | 233 |
| Unrecognized net transition obligation | 432 | 317 | 3 |
| Net amount recognized | ¥14,620 | ¥ 20,122 | $151 |
| Amount recognized in the consolidated balance sheets consists of: | | | |
| Prepaid benefit cost | ¥14,601 | ¥ 21,771 | $163 |
| Accrued benefit liability | (8,226) | (13,504) | (101) |
| Intangible asset | 187 | 130 | 1 |
| Accumulated other comprehensive income, gross of tax | 8,058 | 11,725 | 88 |
| Net amount recognized | ¥14,620 | ¥ 20,122 | $151 |

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥23,681 million, ¥19,621 million and ¥11,522 million, respectively, at March 31, 2001, and ¥27,622 million ($207 million), ¥24,964 million ($187 million) and ¥11,620 million ($87 million), respectively, at March 31, 2002.

Net pension cost of the plans for fiscal 2000, 2001 and 2002 consists of the following:

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | 2002 | 2002 |
| Service cost | ¥2,360 | ¥3,329 | ¥3,799 | $28 |
| Interest cost | 1,460 | 1,496 | 1,757 | 13 |
| Expected return on plan assets | (1,565) | (1,323) | (1,496) | (11) |
| Amortization of unrecognized transition obligation | 35 | 29 | 34 | 0 |
| Amortization of unrecognized net actuarial loss | 237 | 818 | 1,137 | 9 |
| Amortization of unrecognized prior service cost | 10 | (26) | (13) | (0) |
| Plan curtailment and settlements | (43) | — | 146 | 1 |
| Net periodic pension cost | ¥2,494 | ¥4,323 | ¥5,364 | $40 |

Significant assumptions of domestic and foreign pension plans used to determine these amounts for fiscal 2000, 2001 and 2002 are as follows:

| Domestic | 2000 | 2001 | 2002 |
|---|---|---|---|
| Discount rate | 3.0% | 3.0% | **2.5%** |
| Rate of increase in compensation levels | 2.6% | 2.1% | **2.2%** |
| Expected long-term rate of return on plan assets | 3.0% | 3.0% | **2.5%** |

| Foreign | 2000 | 2001 | 2002 |
|---|---|---|---|
| Discount rate | 7.8% | 7.3% | **7.0%** |
| Rate of increase in compensation levels | 5.0% | 4.5% | **4.3%** |
| Expected long-term rate of return on plan assets | 9.3% | 9.3% | **9.3%** |

In addition, directors and corporate auditors of the Company and certain subsidiaries, and executive officers of the Company, receive lump-sum payments upon termination of their services under unfunded termination plans. The payments to directors and corporate auditors are subject to shareholders' approval. The amount required based on length of services and remuneration to date under these plans is fully accrued.

Total provisions charged to income for all the plans including the defined benefit plans are ¥3,431 million, ¥5,119 million and ¥6,238 million ($47 million) in fiscal 2000, 2001 and 2002, respectively.

## ⓯ Stock-Based Compensation

The Company has introduced stock option plans for directors and some employees. Under the plans, the right is granted to purchase the treasury shares of the Company at a certain price. The exercise prices are equal to or greater than fair market value and were determined based on a formula linked to the stock price of the shares on the Tokyo Stock Exchange. Under the stock option plans prior to fiscal 2001, the options vest 100% on the grant date. Under the stock option plan in fiscal 2001 and 2002, the options vest 100% over three and two years' service periods. Exercisable periods are 9.7 years, 10 years and 10 years from the grant date in 2000, 2001 and 2002, respectively. The Company acquired 145,000 and 316,700 shares of its common stock for the plan during fiscal 2000 and 2001, respectively, and granted stock subscription rights of 300,900 shares for the plan during fiscal 2002. The Board of Directors intends to obtain approval from the shareholders, at the next general meeting, to be held on June 26, 2002, for an additional grant of stock acquisition rights for 490,000 shares to directors, corporate auditors and some employees of the Company, subsidiaries and affiliated companies during fiscal 2003.

FASB Statement No.123 ("Accounting for Stock-Based Compensation") defines a fair value based method of accounting for a stock option. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25 ("Accounting for Stock Issued to Employees"), the former standard. The Company chose to use the measurement prescribed by APB Opinion No. 25 and recognized no compensation expense in fiscal 2000, 2001 and 2002. Had compensation cost for the Company's stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) in fiscal 2000, 2001 and 2002 would have been as follows:

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | 2002 | 2002 |
| Income before cumulative effect of a change in accounting principle | ¥29,761 | ¥33,694 | **¥38,953** | **$292** |
| Net income | 29,761 | 33,694 | **39,086** | **293** |

| | Yen | | | U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | 2002 | 2002 |
| Income before cumulative effect of a change in accounting principle— | | | | |
| Basic EPS | ¥374.19 | ¥412.11 | **¥473.20** | **$3.55** |
| Diluted EPS | 365.66 | 395.57 | **451.88** | **3.39** |
| Net income— | | | | |
| Basic EPS | 374.19 | 412.11 | **474.82** | **3.56** |
| Diluted EPS | 365.66 | 395.57 | **453.42** | **3.40** |

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Grant-date fair value | ¥6,078 | ¥5,847 | **¥5,014 ($37.63)** |
| Expected life | 8.55 Years | 9.25 Years | **9.65 Years** |
| Risk-free rate | 1.72% | 1.15% | **1.21%** |
| Expected volatility | 35.53% | 30.79% | **32.31%** |
| Expected dividend yield | 0.149% | 0.096% | **0.123%** |

The following table summarizes information about stock option activity for fiscal 2000, 2001 and 2002:

| | 2000 | | 2001 | | 2002 | | |
|---|---|---|---|---|---|---|---|
| | | Weighted average exercise price | | Weighted average exercise price | | Weighted average exercise price | |
| | Number of shares | Yen | Number of shares | Yen | Number of shares | Yen | U.S. dollars |
| Outstanding at beginning of year | 314,000 | ¥ 7,720 | 402,000 | ¥ 8,689 | **681,500** | **¥12,250** | **$ 91.93** |
| Granted | 145,000 | 10,393 | 316,700 | 16,272 | **300,900** | **12,329** | **92.53** |
| Exercised | (57,000) | (7,686) | (35,900) | (7,706) | **(29,700)** | **(7,702)** | **(57.80)** |
| Forfeited or expired | — | — | (1,300) | (16,272) | **(2,000)** | **(14,695)** | **(110.28)** |
| Outstanding at end of year | 402,000 | 8,689 | 681,500 | 12,250 | **950,700** | **12,412** | **93.15** |
| Exercisable at end of year | 402,000 | 8,689 | 366,100 | 8,786 | **336,400** | **8,881** | **66.65** |

The exercise prices of all the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

Summary information about the Company's stock options outstanding and exercisable at March 31, 2002 is as follows:

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Range of exercise price | Number of shares | Weighted average remaining life | Weighted average exercise price | Number of shares | Weighted average exercise price |
| Yen | | Years | Yen | | Yen |
| ¥ 7,665–¥10,000 | 191,400 | 3.94 | ¥ 7,736 | 191,400 | ¥ 7,736 |
| 10,001– 13,000 | 445,100 | 8.60 | 11,698 | 145,000 | 10,393 |
| 13,001– 16,272 | 314,200 | 8.25 | 16,272 | — | — |
| 7,665– 16,272 | 950,700 | 7.54 | 12,412 | 336,400 | 8,881 |

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Range of exercise price | Number of shares | Weighted average remaining life | Weighted average exercise price | Number of shares | Weighted average exercise price |
| U.S. dollars | | Years | U.S. dollars | | U.S. dollars |
| $57.52–$ 75.05 | 191,400 | 3.94 | $ 58.06 | 191,400 | $58.06 |
| 75.06– 97.56 | 445,100 | 8.60 | 87.79 | 145,000 | 78.00 |
| 97.57– 122.12 | 314,200 | 8.25 | 122.12 | — | — |
| 57.52– 122.12 | 950,700 | 7.54 | 93.15 | 336,400 | 66.65 |

The Company has also introduced warrant plans to corporate auditors and some employees (excluding employees who were option holders under the stock option plan) of the Company and directors, corporate auditors and some employees of its certain subsidiaries. Under the plans, the Company granted warrants to purchase 302,484 shares, 126,143 shares and 124,303 shares, respectively, by repurchasing warrants attached to bonds with warrants issued by the Company during fiscal 2000, 2001 and 2002. The grant-date fair value was ¥1,100, ¥1,410 and ¥1,135 ($8.52), respectively, and the exercise price was ¥11,278, ¥14,090 and ¥12,329 ($92.53), respectively, in fiscal 2000, 2001 and 2002. The exercise prices of the granted warrants were adjusted on April 1, 2000, for a 1.2-for-1 stock split implemented on May 19, 2000.

## ⑯ Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) in fiscal 2000, 2001 and 2002 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders' equity.

| | Millions of yen | | | | |
|---|---|---|---|---|---|
| | Net unrealized gains on investment in securities | Minimum pension liability adjustments | Foreign currency translation adjustments | Net unrealized losses on derivative instruments | Accumulated other comprehensive income (loss) |
| Balance at March 31, 1999 | ¥ 4,153 | ¥ — | ¥(31,703) | ¥ — | ¥(27,550) |
| Net unrealized gains on investment in securities, net of tax of ¥(28,919) million | 42,699 | | | | 42,699 |
| Reclassification adjustment for gains included in net income, net of tax of ¥484 million | (1,148) | | | | (1,148) |
| Minimum pension liability adjustments, net of tax of ¥2,515 million | | (3,485) | | | (3,485) |
| Foreign currency translation adjustments, net of tax of ¥1,219 million | | | (12,184) | | (12,184) |
| Reclassification adjustment for losses included in net income, net of tax of ¥(261) million | | | 251 | | 251 |
| Current period change | 41,551 | (3,485) | (11,933) | — | 26,133 |
| Balance at March 31, 2000 | 45,704 | (3,485) | (43,636) | — | (1,417) |
| Net unrealized losses on investment in securities, net of tax of ¥9,750 million | (12,334) | | | | (12,334) |
| Reclassification adjustment for losses included in net income, net of tax of ¥(941) million | 974 | | | | 974 |
| Minimum pension liability adjustments, net of tax of ¥859 million | | (1,199) | | | (1,199) |
| Foreign currency translation adjustments, net of tax of ¥(1,556) million | | | 20,532 | | 20,532 |
| Reclassification adjustment for gains included in net income, net of tax of ¥ — million | | | (2,004) | | (2,004) |
| Current period change | (11,360) | (1,199) | 18,528 | — | 5,969 |
| Balance at March 31, 2001 | 34,344 | (4,684) | (25,108) | — | 4,552 |
| Net cumulative effect of adopting FASB Statement No. 133, net of tax of ¥5,698 million | | | | **(8,400)** | **(8,400)** |
| Net unrealized losses on investment in securities, net of tax of ¥11,796 million | **(19,555)** | | | | **(19,555)** |
| Reclassification adjustment for gains included in net income, net of tax of ¥(102) million | **(33)** | | | | **(33)** |
| Minimum pension liability adjustments, net of tax of ¥1,517 million | | **(2,150)** | | | **(2,150)** |
| Foreign currency translation adjustments, net of tax of ¥(680) million | | | **10,324** | | **10,324** |
| Reclassification adjustment for gains included in net income, net of tax of ¥— million | | | **(16)** | | **(16)** |
| Net unrealized losses on derivative instruments, net of tax of ¥51 million | | | | **(76)** | **(76)** |
| Reclassification adjustment for losses included in net income, net of tax of ¥(1,255) million | | | | **1,914** | **1,914** |
| Current period change | **(19,588)** | **(2,150)** | **10,308** | **(6,562)** | **(17,992)** |
| **Balance at March 31, 2002** | **¥ 14,756** | **¥(6,834)** | **¥(14,800)** | **¥(6,562)** | **¥(13,440)** |

| | Millions of U.S. dollars | | | | |
|---|---|---|---|---|---|
| | Net unrealized gains on investment in securities | Minimum pension liability adjustments | Foreign currency translation adjustments | Net unrealized losses on derivative instruments | Accumulated other comprehensive income (loss) |
| Balance at March 31, 2001 | $ 257 | $(35) | $(188) | $ — | $ 34 |
| Net cumulative effect of adopting FASB Statement No. 133, net of tax of $43 million | | | | (63) | (63) |
| Net unrealized losses on investment in securities, net of tax of $89 million | (147) | | | | (147) |
| Reclassification adjustment for gains included in net income, net of tax of $(1) million | (0) | | | | (0) |
| Minimum pension liability adjustments, net of tax of $11 million | | (16) | | | (16) |
| Foreign currency translation adjustments, net of tax of $(5) million | | | 77 | | 77 |
| Reclassification adjustment for gains included in net income, net of tax of $ — million | | | (0) | | (0) |
| Net unrealized losses on derivative instruments, net of tax of $0 million | | | | (0) | (0) |
| Reclassification adjustment for losses included in net income, net of tax of $(9) million | | | | 14 | 14 |
| Current period change | (147) | (16) | 77 | (49) | (135) |
| **Balance at March 31, 2002** | **$ 110** | **$(51)** | **$(111)** | **$(49)** | **$(101)** |

## ⑰ Shareholders' Equity

Changes in the number of shares issued and outstanding in fiscal 2000, 2001 and 2002 are as follows:

| | Number of shares | | |
|---|---|---|---|
| | 2000 | 2001 | **2002** |
| Beginning balance | 64,870,299 | 68,630,294 | **82,388,025** |
| Common stock issued in public and private offering | 3,300,000 | — | **1,800,000** |
| Exercise of warrants | 357,175 | 31,673 | **95,383** |
| Common stock issued for acquisitions of minority interests of subsidiaries | 102,820 | — | **20,577** |
| Common stock issued in stock split on May 19, 2000 | — | 13,726,058 | **—** |
| Ending balance | 68,630,294 | 82,388,025 | **84,303,985** |

Prior to October 1, 2001, the Japanese Commercial Code (the "Code") provided that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to a legal reserve until such reserve equaled 25% of issued capital. The Code, amended effective on October 1, 2001, provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Code also provides that both additional paid-in capital and the legal reserve are not available for cash dividends but may be used to reduce a capital deficit and may be reduced (in the case of the latter, in aggregate, the remainder after such reduction should not be less than 25% of the issued capital and a resolution of a general meeting of shareholders is required), or may be capitalized by resolution of the Board of Directors.

The Code provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company has divided the principal amount of the bonds converted into common stock and the proceeds received from the issuance of common stock, including the exercise of warrants, equally between common stock and additional paid-in capital by resolution of the Board of Directors.

The Board of Directors intends to recommend to the shareholders, at the next general meeting, to be held on June 26, 2002, the declaration of a cash dividend totaling ¥1,255 million ($9 million), which will be paid in that month to the shareholders of record as of March 31, 2002, covering fiscal 2002.

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's nonconsolidated books of account in accordance with accounting principles generally accepted in Japan, and amounted to ¥103,288 million ($775 million) as of March 31, 2002. However, there are restrictions on the payment of dividends relating to net unrealized gains on investment in securities and the earnings impact of derivatives under accounting principles generally accepted in Japan, amounting to ¥12,466 million ($94 million) as of March 31, 2002.

Retained earnings at March 31, 2002 includes ¥23,151 million ($174 million) relating to equity in undistributed earnings of 50% or less owned companies accounted for by the equity method.

The Company implemented a 1.2-for-1 stock split on May 19, 2000 for shareholders of record as of March 31, 2000.

## ⑱ Brokerage Commissions and Gains on Investment Securities

Brokerage commissions and gains on investment securities in fiscal 2000, 2001 and 2002 consist of the following:

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | **2002** | **2002** |
| Brokerage commissions | ¥ 3,089 | ¥ 3,252 | **¥ 2,940** | **$ 22** |
| Gains on investment securities, net | 16,611 | 8,803 | **15,427** | **116** |
| | ¥19,700 | ¥12,055 | **¥18,367** | **$138** |

*Trading activities*—Gains on investment securities, net, include net trading revenue on trading securities amounting to ¥1,390 million, ¥552 million and ¥442 million ($3 million) for fiscal 2000, 2001 and 2002, respectively. A loss of ¥15 million, a gain of ¥444 million and a gain of ¥225 million ($2 million) on derivative trading instruments are also included in gains on investment securities, net, for fiscal 2000, 2001 and 2002, respectively.

## ⑲ Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2000, 2001 and 2002 consist of the following:

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | **2002** | **2002** |
| Life insurance premiums | ¥190,758 | ¥141,528 | **¥135,479** | **$1,017** |
| Life insurance related investment income | 15,071 | 16,786 | **16,854** | **126** |
| | ¥205,829 | ¥158,314 | **¥152,333** | **$1,143** |

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized in proportion to premium revenue recognized. Amortizations charged to income for fiscal 2000, 2001 and 2002 amounted to ¥9,756 million, ¥10,671 million and ¥11,424 million ($86 million), respectively.

## ⑳ Other Operations

Other operating revenues and expenses include revenues and costs from sales of residential apartments, fee income and costs from the servicing of receivables, commission income and costs from sales of commodities funds and revenues and expenses from other operations.

Other operating revenues in fiscal 2000, 2001 and 2002 consist of following:

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | **2002** | **2002** |
| Proceeds on sales of residential apartments | ¥35,291 | ¥36,928 | **¥ 58,078** | **$436** |
| Other | 23,118 | 31,403 | **63,627** | **478** |
| | ¥58,409 | ¥68,331 | **¥121,705** | **$914** |

## ㉑ Per Share Data

In Japan, dividends which are payable to shareholders of record at the end of a fiscal year are subsequently approved by shareholders, and, accordingly, the declaration of these dividends is not reflected in the financial statements at such fiscal year-end. However, dividends per share shown in the consolidated statements of income have been presented on an accrual basis and include, in each fiscal year, dividends to be approved by shareholders after such fiscal year.

A reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2000, 2001 and 2002 is as follows:

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | **2002** | **2002** |
| Net income | ¥30,642 | ¥34,157 | **¥40,269** | **$302** |
| Effect of dilutive securities— | | | | |
| Convertible notes | 43 | 87 | **87** | **1** |
| Net income for diluted EPS computation | ¥30,685 | ¥34,244 | **¥40,356** | **$303** |

| | Thousands of shares | | |
|---|---|---|---|
| | 2000 | 2001 | **2002** |
| Weighted-average shares | 79,534 | 81,760 | **82,318** |
| Effect of dilutive securities— | | | |
| Warrants | 160 | 127 | **41** |
| Convertible notes | 1,560 | 3,381 | **3,962** |
| Treasury stock | 133 | 132 | **74** |
| Weighted-average shares for diluted EPS computation | 81,387 | 85,400 | **86,395** |

| | Yen | | | U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | **2002** | **2002** |
| Basic EPS | ¥385.27 | ¥417.77 | **¥489.19** | **$3.67** |
| Diluted EPS | 377.02 | 400.99 | **467.11** | **3.51** |

The computation of diluted income before cumulative effect of a change in accounting principle per share for fiscal 2000, 2001 and 2002 uses the same weighted-average shares used for the computation of diluted EPS, and reflects the effects of assumed conversion of convertible notes in diluted income before cumulative effect of a change in accounting principle.

EPS has been adjusted for stock splits retroactively.

## 22 Derivative Financial Instruments and Hedging

The Company and its subsidiaries are party to derivative financial instruments that use in the normal course of business to reduce exposure to fluctuations in interest and foreign currency rates.

**(a) Cash flow hedges**

The Company and its subsidiaries designate interest rate swap agreements as cash flow hedges for variability of cash flows originated from floating rate borrowings. The interest rate swap agreements mature at various dates through 2009. Adoption of FASB Statement No. 133 resulted in a reduction of other comprehensive income (loss) of ¥8,400 million ($63 million) at April 1, 2001. Of that amount, ¥1,914 million ($14 million) was transferred to earnings in fiscal 2002. For fiscal 2002, a net loss of ¥224 million ($2 million) of hedge ineffectiveness associated with instruments designated as cash flow was recorded in earnings. Derivative gains and losses included in net unrealized losses on derivative instruments, which is a part of accumulated other comprehensive income (loss) are reclassified into earnings at the time that the associated hedged transactions impact the income statement. Approximately ¥1,449 million ($11 million) of net derivative losses included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2002 will be reclassified into earnings within twelve months from that date.

**(b) Fair value hedges**

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. A subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities using sales of future contracts on treasury securities. The Company's subsidiaries, which issued medium-term notes, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In case that medium-term notes were denominated in other than the subsidiaries' local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2002, a gain of ¥780 million ($6 million) of hedge ineffectiveness associated with instruments designated as fair value hedges was recorded in earnings.

**(c) Hedges of net investment in foreign operations**

The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries' local currencies to hedge the foreign currency exposure of net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net loss of translation adjustments for fiscal 2002 was ¥4,212 million ($32 million).

### (d) Trading and other derivatives

Certain of the Company's subsidiaries engage in trading activities with various future contracts. For risk management purposes, the Company and certain subsidiaries entered into interest rate swap agreements, caps and collars, which are not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries' convertible bonds, in the total face amount of ¥127,572 million ($957 million), and are recorded as stand-alone derivative contracts.

The following table provides notional amount information about derivative instruments as of March 31, 2001 and 2002. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

| | Millions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| | 2001 | 2002 | 2002 |
| | Notional amount | Notional amount | Notional amount |
| Interest rate risk management: | | | |
| Interest rate swap agreements | ¥626,380 | **¥482,130** | **$3,618** |
| Options, caps, floors and collars held | 96,153 | **31,258** | **235** |
| Futures | 71,754 | **89,371** | **671** |
| Foreign exchange risk management: | | | |
| Foreign exchange forward contracts | ¥104,350 | **¥ 95,410** | **$ 716** |
| Foreign currency swap agreements | 393,084 | **385,759** | **2,895** |
| Trading activities: | | | |
| Futures | ¥ 72,160 | **¥143,518** | **$1,077** |
| Interest rate swap agreements | 43,154 | **2,000** | **15** |
| Options, caps, floors and collars held | 15,380 | **10,188** | **76** |
| Options, caps, floors and collars written | 70,474 | **7,598** | **57** |
| Foreign exchange forward contracts | 1,651 | **2,015** | **15** |

## ㉓ Significant Concentrations of Credit Risk

The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, rights of offset and continuous oversight. The Company and its subsidiaries' principal financial instrument portfolio consists of direct financing leases and installment loans which are secured by title to the leased assets and assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized financing activities is minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses.

At March 31, 2001 and 2002, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries' credit exposures on a geographic basis, approximately ¥3,609 billion, or 74%, at March 31, 2001 and approximately ¥4,267 billion ($32,023 million), or 79%, at March 31, 2002 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks as to foreign countries is exposure attributable to the United States of America.

The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2001 and 2002, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentage of investment in transportation equipment to consolidated total assets is 10.4% and 12.5% as of March 31, 2001 and 2002, respectively.

## ㉔ Estimated Fair Value of Financial Instruments

The following information is provided to help users gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2001

| | Millions of yen | |
|---|---|---|
| | Carrying amount | Estimated fair value |
| **Trading instruments** | | |
| Trading securities | ¥ 581 | ¥ 581 |
| Futures: | | |
| Assets | 1,181 | 1,181 |
| Liabilities | 228 | 228 |
| Options and other derivatives: | | |
| Assets | 882 | 882 |
| Liabilities | 84 | 84 |
| **Non-trading instruments** | | |
| Assets: | | |
| Cash and cash equivalents | 155,411 | 155,411 |
| Restricted cash and cash equivalents | 17,072 | 17,072 |
| Time deposits | 8,673 | 8,673 |
| Installment loans | 1,846,511 | 1,867,074 |
| Allowance for doubtful receivables on possible loan losses | (100,192) | (100,192) |
| Investment in securities: | | |
| Practicable to estimate fair value | 854,414 | 854,415 |
| Not practicable to estimate fair value | 87,163 | 87,163 |
| Liabilities: | | |
| Short-term debt | 1,562,072 | 1,562,072 |
| Deposits | 178,314 | 179,376 |
| Long-term debt | 2,330,159 | 2,361,801 |
| Foreign exchange forward contracts: | | |
| Assets | 2,273 | 2,273 |
| Liabilities | 1,557 | 1,557 |
| Foreign currency swap agreements: | | |
| Assets | — | 5,044 |
| Liabilities | — | 32,822 |
| Interest rate swap agreements: | | |
| Assets | — | 7,126 |
| Liabilities | — | 17,298 |
| Options and other derivatives: | | |
| Assets | 323 | (46) |
| Liabilities | — | 657 |

March 31, 2002

| | Millions of yen | | Millions of U.S. dollars | |
|---|---|---|---|---|
| | Carrying amount | Estimated fair value | Carrying amount | Estimated fair value |
| **Trading instruments** | | | | |
| Trading securities | ¥ 879 | ¥ 879 | $ 7 | $ 7 |
| Futures: | | | | |
| Assets | 222 | 222 | 2 | 2 |
| Liabilities | 26 | 26 | 0 | 0 |
| Options and other derivatives: | | | | |
| Assets | 63 | 63 | 0 | 0 |
| Liabilities | 47 | 47 | 0 | 0 |
| **Non-trading instruments** | | | | |
| Assets: | | | | |
| Cash and cash equivalents | 354,748 | 354,748 | 2,662 | 2,662 |
| Restricted cash and cash equivalents | 20,189 | 20,189 | 152 | 152 |
| Time deposits | 1,050 | 1,050 | 8 | 8 |
| Installment loans | 2,273,280 | 2,293,682 | 17,060 | 17,213 |
| Allowance for doubtful receivables on possible loan losses | (102,050) | (102,050) | (766) | (766) |
| Investment in securities: | | | | |
| Practicable to estimate fair value | 734,927 | 736,637 | 5,515 | 5,528 |
| Not practicable to estimate fair value | 125,530 | 125,530 | 942 | 942 |
| Liabilities: | | | | |
| Short-term debt | 1,644,462 | 1,644,462 | 12,341 | 12,341 |
| Deposits | 225,243 | 227,768 | 1,690 | 1,709 |
| Long-term debt | 2,809,861 | 2,833,119 | 21,087 | 21,262 |
| Foreign exchange forward contracts: | | | | |
| Assets | 211 | 211 | 2 | 2 |
| Liabilities | 2,126 | 2,126 | 16 | 16 |
| Foreign currency swap agreements: | | | | |
| Assets | 4,206 | 4,206 | 32 | 32 |
| Liabilities | 34,735 | 34,735 | 261 | 261 |
| Interest rate swap agreements: | | | | |
| Assets | 5,073 | 5,073 | 38 | 38 |
| Liabilities | 14,399 | 14,399 | 108 | 108 |
| Options and other derivatives: | | | | |
| Assets | 4,526 | 4,526 | 34 | 34 |
| Liabilities | 35 | 35 | 0 | 0 |

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The estimated fair value amounts were determined using available market information, discounted cash flow information utilized by the Company and its subsidiaries in conducting new business and certain valuation methodologies. If quoted market prices were not readily available, management estimated a fair value. Accordingly, the estimates may not be indicative of the amounts at which the financial instruments could be exchanged in a current or future market transaction. Due to the uncertainty of expected cash flows resulting from financial instruments, the use of different assumptions and valuation methodologies may have a significant effect on the derived estimated fair value amounts.

**Estimation of fair value**

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

*Cash and cash equivalents, restricted cash and cash equivalents, time deposits and short-term debt*—For cash and cash equivalents, restricted cash and cash equivalents, time deposits and short-term debt, the carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to relatively short maturity.

*Installment loans*—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans and other loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.

*Investment in securities*—For trading securities and available-for-sale securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values).

For other securities, for which there were no quoted market prices, reasonable estimates of fair values could not be made without incurring excessive costs.

*Deposits*—The carrying amounts of demand deposits recognized in the balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

*Long-term debt*—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium- and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates.

*Derivatives*—The fair value of derivatives generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company's and its subsidiaries' derivatives.

## 25 Commitments and Contingent Liabilities

*Commitments, guarantees and contingencies*—As of March 31, 2002, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of approximately ¥6,032 million ($45 million).

The minimum future rentals on non-cancelable operating leases are as follows:

| Year ending March 31, | Millions of yen | Millions of U.S. dollars |
|---|---|---|
| 2003 | ¥1,192 | $ 9 |
| 2004 | 1,057 | 8 |
| 2005 | 949 | 7 |
| 2006 | 843 | 6 |
| 2007 | 788 | 6 |
| Thereafter | 813 | 6 |
| Total | ¥5,642 | $42 |

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥5,674 million, ¥5,722 million and ¥6,301 million ($47 million) in fiscal 2000, 2001 and 2002, respectively.

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥19,023 million ($143 million) as of March 31, 2002.

As of March 31, 2002, the Company and its subsidiaries were contingently liable as guarantor for borrowings of ¥42,775 million ($321 million) by customers, principally on consumer loans, and by employees.

The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met. As of March 31, 2002, the total unused credit available amount is ¥123,748 million ($929 million).

*Litigation*—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims has a material impact on the Company's financial position or results of operations.

## 26 Segment Information

The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified based on the nature of services for domestic operations and on geographic area for foreign operations. As to the segments of corporate finance, equipment operating leases and real estate related finance in domestic operations, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

Corporate finance operations are primarily corporate direct financing leases and lending operations other than real estate related lending. Equipment operating lease operations comprised operating leases over measuring equipment, information-related equipment and automobiles. Real estate related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments as well as the rental and management of office buildings, hotels and training facilities. Life insurance operations include direct and agency life insurance sales and related activities. The three foreign operating segments, the Americas, Asia and Oceania, and Europe, include direct financing lease operations, investment in securities, collateralized real estate lending and aircraft and ship financing operations. Other operations, which are not deemed by management to be sufficiently material to disclose as separate items and do not fall into the above segment categories, are reported under domestic operations, other. They primarily include securities transactions, venture capital operations and card loans.

Financial information of the segments for fiscal 2000, 2001 and 2002 is as follows:

Year ended March 31, 2000

| | Millions of yen | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Domestic operations | | | | | | Foreign operations | | | |
| | Corporate finance | Equipment operating leases | Real estate related finance | Real estate | Life insurance | Other | The Americas | Asia and Oceania | Europe | Total |
| Revenues | ¥ 121,415 | ¥ 53,000 | ¥ 17,294 | ¥ 44,873 | ¥204,746 | ¥ 30,882 | ¥ 74,525 | ¥ 49,739 | ¥ 18,260 | ¥ 614,734 |
| Interest revenue | 16,326 | 3 | 16,268 | 741 | — | 18,385 | 26,985 | 14,882 | 6,730 | 100,320 |
| Interest expense | 31,322 | 1,267 | 7,775 | 4,271 | — | 2,624 | 33,852 | 22,003 | 9,584 | 112,698 |
| Depreciation and amortization | 31,196 | 31,097 | 1,499 | 3,213 | 550 | 2,045 | 4,405 | 13,354 | 5,844 | 93,203 |
| Other significant non-cash items: | | | | | | | | | | |
| Provision for doubtful receivables and possible loan losses | 21,798 | 6 | 9,964 | 5 | — | 6,173 | 4,505 | 2,627 | 495 | 45,573 |
| Write-downs of long-lived assets | — | — | 149 | 7,398 | — | — | 334 | — | — | 7,881 |
| Increase in policy liabilities | — | — | — | — | 137,902 | — | — | — | — | 137,902 |
| Equity in net income (loss) of and gain (loss) on sales of affiliates | 37 | 11 | 28 | — | — | (1,679) | 38 | 1,081 | 19 | (465) |
| Segment profit (loss) | 40,918 | 7,823 | (3,415) | (8,241) | 5,455 | (1,036) | 18,775 | 3,371 | 278 | 63,928 |
| Segment assets | 1,968,590 | 113,389 | 597,274 | 276,494 | 425,335 | 242,280 | 691,403 | 369,540 | 159,608 | 4,843,913 |
| Long-lived assets | 39,561 | 63,122 | 3,617 | 252,128 | 3,258 | 5,352 | 55,312 | 76,674 | 60,485 | 559,509 |
| Expenditures for long-lived assets | 19,316 | 35,003 | 3,617 | 34,183 | 3,295 | 87 | 41,903 | 29,510 | 1 | 166,915 |
| Investment in affiliates | 165 | 22 | 95 | — | — | 12,539 | 29,729 | 9,156 | 163 | 51,869 |

Year ended March 31, 2001

| | Millions of yen | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Domestic operations | | | | | | Foreign operations | | | |
| | Corporate finance | Equipment operating leases | Real estate related finance | Real estate | Life insurance | Other | The Americas | Asia and Oceania | Europe | Total |
| Revenues | ¥ 113,113 | ¥ 61,677 | ¥ 24,262 | ¥ 48,438 | ¥157,636 | ¥ 36,215 | ¥ 79,397 | ¥ 48,735 | ¥ 15,151 | ¥ 584,624 |
| Interest revenue | 17,368 | 2 | 17,746 | 482 | — | 24,110 | 30,563 | 12,047 | 6,020 | 108,338 |
| Interest expense | 25,573 | 1,058 | 6,341 | 3,732 | — | 3,570 | 39,235 | 20,119 | 7,235 | 106,863 |
| Depreciation and amortization | 35,679 | 35,291 | 413 | 5,670 | 523 | 1,964 | 3,894 | 14,293 | 5,462 | 103,189 |
| Other significant non-cash items: | | | | | | | | | | |
| Provision for doubtful receivables and possible loan losses | 14,726 | 292 | 8,650 | 10 | — | 8,610 | 11,170 | 1,079 | 47 | 44,584 |
| Write-downs of long-lived assets | — | — | — | 4,090 | — | — | — | — | — | 4,090 |
| Increase in policy liabilities | — | — | — | — | 67,444 | — | — | — | — | 67,444 |
| Equity in net income (loss) of and gain (loss) on sales of affiliates | 122 | 8 | 5 | — | — | 852 | 337 | 1,321 | — | 2,645 |
| Segment profit (loss) | 44,427 | 11,165 | 1,944 | (4,604) | 5,982 | 1,035 | 8,896 | 1,203 | 716 | 70,764 |
| Segment assets | 1,889,538 | 134,270 | 606,801 | 310,340 | 543,886 | 284,835 | 804,118 | 402,707 | 158,646 | 5,135,141 |
| Long-lived assets | 48,233 | 85,523 | 984 | 242,464 | 3,208 | 247 | 90,621 | 76,071 | 61,091 | 608,442 |
| Expenditures for long-lived assets | 24,729 | 59,957 | 931 | 29,277 | — | — | 33,701 | 25,969 | — | 174,564 |
| Investment in affiliates | 60 | 27 | 372 | — | — | 13,511 | 25,835 | 11,398 | — | 51,203 |

### Year ended March 31, 2002

| | Millions of yen | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Domestic operations | | | | | | Foreign operations | | | |
| | Corporate finance | Equipment operating leases | Real estate related finance | Real estate | Life insurance | Other | The Americas | Asia and Oceania | Europe | Total |
| Revenues | ¥ 118,794 | ¥ 67,319 | ¥ 31,582 | ¥ 85,516 | ¥154,296 | ¥ 49,139 | ¥ 75,195 | ¥ 56,677 | ¥ 14,716 | ¥ 653,234 |
| Interest revenue | 16,983 | 23 | 20,399 | 235 | — | 34,015 | 33,804 | 11,686 | 4,002 | 121,147 |
| Interest expense | 17,295 | 1,157 | 5,572 | 2,843 | 1 | 3,614 | 28,229 | 17,472 | 7,931 | 84,114 |
| Depreciation and amortization | 37,031 | 41,885 | 1,039 | 6,103 | 373 | 3,565 | 3,836 | 15,386 | 6,166 | 115,384 |
| Other significant non-cash items: | | | | | | | | | | |
| Provision for doubtful receivables and possible loan losses | 18,069 | 24 | 7,563 | 5 | — | 12,578 | 10,434 | 2,519 | 175 | 51,367 |
| Write-downs of long-lived assets | — | — | — | 2,716 | — | — | — | — | — | 2,716 |
| Increase in policy liabilities | — | — | — | — | 40,777 | — | — | — | — | 40,777 |
| Equity in net income (loss) of and gain (loss) on sales of affiliates | 74 | (2) | 8 | 3 | — | 1,865 | (1,851) | 1,330 | (310) | 1,117 |
| Segment profit (loss) | 48,066 | 9,906 | 5,654 | 5,842 | 5,764 | 4,941 | 810 | 5,433 | 600 | 87,016 |
| Segment assets | 1,960,380 | 147,444 | 1,012,896 | 326,473 | 543,738 | 352,433 | 794,330 | 435,093 | 113,844 | 5,686,631 |
| Long-lived assets | 47,894 | 99,090 | 33,013 | 251,186 | 990 | 244 | 86,891 | 77,610 | 59,097 | 656,015 |
| Expenditures for long-lived assets | 21,971 | 55,038 | 10,560 | 23,905 | — | — | — | 30,316 | — | 141,790 |
| Investment in affiliates | 143 | 24 | 381 | — | — | 33,335 | 25,739 | 13,398 | — | 73,020 |

### Year ended March 31, 2002

| | Millions of U.S. dollars | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Domestic operations | | | | | | Foreign operations | | | |
| | Corporate finance | Equipment operating leases | Real estate related finance | Real estate | Life insurance | Other | The Americas | Asia and Oceania | Europe | Total |
| Revenues | $ 892 | $ 505 | $ 237 | $ 642 | $1,158 | $ 368 | $ 564 | $ 425 | $111 | $ 4,902 |
| Interest revenue | 127 | 0 | 153 | 2 | — | 255 | 254 | 88 | 30 | 909 |
| Interest expense | 130 | 9 | 42 | 21 | 0 | 26 | 212 | 131 | 60 | 631 |
| Depreciation and amortization | 278 | 314 | 8 | 46 | 3 | 27 | 29 | 115 | 46 | 866 |
| Other significant non-cash items: | | | | | | | | | | |
| Provision for doubtful receivables and possible loan losses | 136 | 0 | 57 | 0 | — | 94 | 78 | 19 | 1 | 385 |
| Write-downs of long-lived assets | — | — | — | 20 | — | — | — | — | — | 20 |
| Increase in policy liabilities | — | — | — | — | 306 | — | — | — | — | 306 |
| Equity in net income (loss) of and gain (loss) on sales of affiliates | 1 | (0) | 0 | 0 | — | 13 | (14) | 10 | (2) | 8 |
| Segment profit (loss) | 361 | 74 | 42 | 44 | 43 | 38 | 6 | 41 | 4 | 653 |
| Segment assets | 14,712 | 1,107 | 7,601 | 2,450 | 4,081 | 2,645 | 5,961 | 3,265 | 854 | 42,676 |
| Long-lived assets | 359 | 744 | 248 | 1,885 | 7 | 2 | 652 | 582 | 444 | 4,923 |
| Expenditures for long-lived assets | 165 | 413 | 79 | 179 | — | — | — | 228 | — | 1,064 |
| Investment in affiliates | 1 | 0 | 3 | — | — | 250 | 193 | 101 | — | 548 |

The accounting policies of the segments are almost the same as those described in Note 1 ("Significant Accounting and Reporting Policies") except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Equity in net income of affiliates and minority interest income, which are recognized as net of tax on a consolidated basis, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses, are excluded from the segment profit or loss.

Assets attributed to each segment are consolidated operating assets (investment in direct finance leases, installment loans, investment in operating leases, investment in securities and other operating assets), advances and investment in affiliates (not including loans). This has resulted in depreciation of office facilities and goodwill amortization expenses being included in each segment's profit or loss while the carrying amounts of corresponding assets are not allocated to each segment's assets. However, the effect stemmed from the allocation is immaterial.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are revenues, segment profit and segment assets. Other items do not have a material difference between segment amounts and consolidated amounts.

| | Millions of yen | | | Millions of U.S. dollars |
|---|---|---|---|---|
| | 2000 | 2001 | **2002** | **2002** |
| Revenues: | | | | |
| Total revenues for segments | ¥ 614,734 | ¥ 584,624 | **¥ 653,234** | **$ 4,902** |
| Revenue related to corporate assets | 1,779 | 1,525 | **5,228** | **40** |
| Total consolidated revenues | ¥ 616,513 | ¥ 586,149 | **¥ 658,462** | **$ 4,942** |
| Segment profit: | | | | |
| Total profit for segments | ¥ 63,928 | ¥ 70,764 | **¥ 87,016** | **$ 653** |
| Unallocated interest expenses, general and administrative expenses | (3,374) | (5,228) | **(4,215)** | **(32)** |
| Adjustment of income tax expenses to equity in net income and minority income | (537) | (676) | **(1,324)** | **(10)** |
| Unallocated write-downs of securities | (9,772) | (5,688) | **(7,556)** | **(57)** |
| Unallocated other gain or loss | 1,803 | 64 | **(882)** | **(6)** |
| Total consolidated income before income taxes | ¥ 52,048 | ¥ 59,236 | **¥ 73,039** | **$ 548** |
| Segment assets: | | | | |
| Total assets for segments | ¥4,843,913 | ¥5,135,141 | **¥5,686,631** | **$42,676** |
| Advances | (89,676) | (141,148) | **(158,089)** | **(1,186)** |
| Investment in affiliates (not including loans) | (51,869) | (51,203) | **(73,290)** | **(550)** |
| Corporate assets | 62,453 | 86,765 | **72,897** | **547** |
| Total consolidated operating assets | ¥4,764,821 | ¥5,029,555 | **¥5,528,149** | **$41,487** |

FASB Statement No. 131 ("Disclosure about Segments of an Enterprise and Related Information") requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for domestic operations and on geographic area for foreign operations, the information required as an enterprise-wide one is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are material. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of business includes the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2000, 2001 and 2002.

## 27 Subsequent Events

On May 7, 2002, ORIX JREIT Inc., a wholly owned subsidiary of the Company, submitted a filing to the Tokyo Stock Exchange indicating its intention to make an initial public offering of investment units in ORIX JREIT Inc. On May 31, 2002, the Company entered into an underwriting agreement with the underwriters whereby the underwriters, subject to final closing of the transaction, agreed to acquire 98,700 units or approximately 80% of the issued and outstanding units of ORIX JREIT Inc. from the Company. The Company expects to receive the proceeds of approximately ¥50 billion on June 12, 2002.

On May 24, 2002, the Company announced that it had reached a basic understanding with Nippon Steel Corporation and Nippon Steel Trading Co., Ltd. to purchase 90% of the outstanding shares of Nittetsu Lease Co., Ltd. from Nippon Steel Trading Co., Ltd. The purchase is anticipated to be completed in July 2002. Nittetsu Lease Co., Ltd. had a book value in total assets of approximately ¥137 billion as of March 31, 2002.

On May 28, 2002, the board of directors of the Company resolved to issue $894.2 million of zero coupon-senior notes with stock acquisition rights due on June 14, 2022. On May 29, 2002, the Company entered into a subscription agreement with the underwriter of the notes. The Company expects to receive the proceeds of approximately $350 million on June 14, 2002 and intends to use the proceeds for general corporate purposes, including financing the activities of the Company's subsidiaries, working capital and repayment of existing debt. If the underwriter exercises an over-allotment option in full, the principal amount at maturity and the proceeds of the notes will increase to $1,022 million and $400 million, respectively.

**To the Shareholders and the Board of Directors of ORIX Corporation:**

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002, expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company and its subsidiaries changed their method of accounting for derivative instruments and hedging activities effective April 1, 2001 and accounting for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

Also, in our opinion, the translated amounts in the accompanying consolidated financial statements translated into U.S. dollars have been computed on the basis set forth in Note 1 (x).



Tokyo, Japan
April 25, 2002, except for Note 27 as to which the date is May 31, 2002

## Domestic Operations

| | Principal Business | Established (Acquired) | ORIX Ownership |
|---|---|---|---|
| **● Corporate Finance** | | | |
| ORIX Corporation<br>Tokyo Sales Headquarters<br>Kinki (Osaka) Sales Headquarters<br>District Sales Headquarters<br>OQL Headquarters | Leasing, Lending,<br>Other Financial Services | Apr. 1964 | |
| ORIX Alpha Corporation | Leasing, Lending | Mar. 1972 | 100% |
| ORIX Auto Leasing Corporation | Automobile Leasing | Jun. 1973 | 100% |
| Sun Leasing Co., Ltd. | Leasing | (Sep. 1999) | 100% |
| Senko Leasing Co., Ltd. | Automobile Leasing | (Jul. 2001) | 100% |
| IFCO Inc. | Automobile Leasing | (Sep. 2001) | 80% |
| Hiroshima General Leasing Co., Ltd. | Leasing | (Mar. 2002) | 95% |
| **● Equipment Operating Leases** | | | |
| ORIX Rentec Corporation<br>ORIX Rentec (Singapore) Pte. Limited (Singapore)<br>ORIX Rentec (Malaysia) Sdn. Bhd. (Malaysia)<br>ORIX Rentec (Korea) Corporation (South Korea)<br>ORIX Rentec Limited (U.K.) | Precision Measuring &<br>OA Equipment Rentals | Sep. 1976<br>Oct. 1995<br>Nov. 1996<br>Apr. 2001<br>Jul. 2001 | 100%<br>100%<br>94%<br>100%<br>100% |
| ORIX Rent-A-Car Corporation | Automobile Rentals | Feb. 1985 | 100% |
| X-Rent-A-Car Corporation | Automobile Rentals | (Oct. 1999) | 100% |
| IFCO Rent-A-Car Corporation | Automobile Rentals | (Sep. 2001) | 100% |
| **● Real Estate Related Finance** | | | |
| ORIX Corporation<br>Real Estate Finance Headquarters | Real Estate Related Finance | Apr. 1964 | |
| ORIX Trust and Banking Corporation | Trust & Banking Services,<br>Housing Loans | (Apr. 1998) | 100% |
| ORIX Asset Management &<br>Loan Services Corporation | Loan Servicing | Apr. 1999 | 100% |
| ORIX Asset Management Corporation | REIT Management | Sep. 2000 | 100% |
| **● Real Estate** | | | |
| ORIX Corporation<br>Real Estate Business Headquarters | Real Estate Development & Management | Apr. 1964 | |
| ORIX Estate Corporation | Real Estate & Leisure<br>Facility Management | (Dec. 1986) | 100% |
| BlueWave Corporation | Training Facility & Hotel Management | Aug. 1991 | 100% |
| ORIX Real Estate Corporation | Real Estate Development & Management | Mar. 1999 | 100% |

| | Principal Business | Established (Acquired) | ORIX Ownership |
|---|---|---|---|
| ORIX Golf Corporation | Golf Course Development & Management | Jul. 2000 | 100% |
| Nihon Jisho Corporation | Real Estate Development & Management | (Apr. 2001) | 100% |
| Building Maintenance Services Corporation | Building Maintenance Services | (Apr. 2001) | 100% |
| Kansai Maintenance Corporation | Building Maintenance Services | (Sep. 2001) | 100% |
| **● Life Insurance** | | | |
| ORIX Life Insurance Corporation | Life Insurance | Apr. 1991 | 100% |
| **● Others** | | | |
| ORIX Corporation Investment Banking Headquarters[1] | Investment Banking | Apr. 1964 | |
| ORIX Insurance Services Corporation | Casualty & Life Insurance Agency | Sep. 1976 | 100% |
| ORIX Credit Corporation | Consumer Loans | Jun. 1979 | 100% |
| ORIX Capital Corporation | Venture Capital | Oct. 1983 | 100% |
| ORIX Securities Corporation | Securities Brokerage & Online Trading | (Mar. 1986) | 100% |
| ORIX Baseball Club Co., Ltd. | Professional Baseball Team Management | (Oct. 1988) | 100% |
| ORIX COMMODITIES Corporation | Securities and Futures Trading | Jan. 1990 | 100% |
| ORIX Club Corporation | Consumer Loans | Aug. 1990 | 100% |
| ORIX Eco Services Corporation | Environmental Management & Consulting Services | Apr. 1998 | 100% |
| ORIX Interior Corporation | Sale & Manufacture of Interior Furnishings | Oct. 1998 | 100% |
| ORIX Investment Corporation | Alternative Investment | Jun. 1999 | 100% |
| ORIX Global Investment Management Corporation | Investment Management | Mar. 2002 | 100% |
| Kuribayashi Leasing Co., Ltd. | Leasing | (Apr. 1977) | 35% |
| The Chugin Lease Company Limited | Leasing | Apr. 1982 | 30% |
| YAMAGUCHI LEASE CO., LTD. | Leasing | May. 1983 | 35% |
| Hokugin Lease Co., Ltd. | Leasing | Jul. 1983 | 30% |
| Nissay Leasing Co., Ltd. | Leasing | Mar. 1984 | 30% |

[1] Of the businesses conducted by the Investment Banking Headquarters, the aircraft finance and ship finance activities are recorded in the "Europe" and "Asia & Oceania" segments, respectively.

| | Principal Business | Established (Acquired) | ORIX Ownership |
|---|---|---|---|
| The Minato Leasing Co., Ltd. | Leasing | Jun. 1984 | 35% |
| The Torigin Leasing Co., Ltd. | Leasing | Oct. 1984 | 45% |
| Hyakugo Leasing Company Limited | Leasing | Oct. 1984 | 45% |
| Tokugin ORIX Co., Ltd. | Leasing | Nov. 1984 | 30% |
| Shigagin Leasing Capital Co., Ltd. | Leasing | May. 1985 | 34% |
| Sengin Sogo Leasing Co., Ltd. | Leasing | Oct. 1985 | 32% |
| Kagawagin Leasing Co., Ltd. | Leasing | May. 1986 | 30% |
| Setogin Leasing Co., Ltd. | Leasing | Nov. 1986 | 20% |
| YAMAGUCHI MORTGAGE CO., LTD. | Mortgage Lending | Jul. 1989 | 40% |
| Casco Co., Ltd. | Consumer Loans | (May. 1999) | 40% |
| ORIX Insurance Planning Corporation | Agency Sales & Development of Non-Life Insurance Products | Sep. 1999 | 50% |
| Aozora Card Co., Ltd. | Consumer Loans | Dec. 2001 | 40% |
| **● ORIX Headquarter Functions (Not included in Segment Financial Information)** | | | |
| ORIX Corporation International Headquarters | Administration of Overseas Activities | Apr. 1964 | |
| ORIX Computer Systems Corporation | Software Engineering & Systems Management | Mar. 1984 | 100% |
| ORIX Create Corporation | Coordination of Advertising Activities | Jul. 1998 | 100% |
| ORIX Management Information Center Corporation | Accounting & Administration Services | Oct. 1999 | 100% |
| ORIX Call Center Corporation | Call Center | Nov. 1999 | 100% |
| ORIX Human Resources Corporation | Outplacement Services | Feb. 2002 | 100% |

| | Country | Principal Business | Established (Acquired) | ORIX Ownership |
|---|---|---|---|---|
| ● North America | | | | |
| ORIX USA Corporation | U.S.A. | Investment Banking, Leasing | Aug. 1981 | 100% |
| ORIX Real Estate Equities, Inc. | U.S.A. | Real Estate Development & Management | (Aug. 1987) | 100% |
| ORIX Financial Services, Inc. | U.S.A. | Leasing, Lending | (Sep. 1989) | 100% |
| ORIX Capital Markets, LLC | U.S.A. | Loan Servicing, Corporate Debt Investment | Apr. 1997 | 100% |
| Stockton Holdings Limited | Bermuda | Futures Trading, Reinsurance | (Jul. 1989) | 29% |
| ● Asia & Oceania | | | | |
| ORIX Leasing Singapore Limited | Singapore | Leasing, Hire Purchase | Sep. 1972 | 50% |
| ORIX Investment and Management Private Limited | Singapore | Venture Capital | May. 1981 | 100% |
| ORIX CAR RENTALS PTE. LTD. | Singapore | Automobile Leasing & Rentals | Sep. 1981 | 45% |
| ORIX Capital Resources Limited | Singapore | Ship Finance | Nov. 1997 | 100% |
| ORIX Ship Resources Private Limited | Singapore | Ship Finance | Nov. 1997 | 100% |
| ORIX Maritime Corporation | Japan | Ship Operation Management | Nov. 1977 | 100% |
| ORIX Asia Limited | China (Hong Kong) | Leasing, Investment Banking | Sep. 1971 | 100% |
| ORIX HOTELS INTERNATIONAL PRIVATE LIMITED | China (Hong Kong) | Hotel Management | Jun. 1991 | 100% |
| ORIX Taiwan Corporation | Taiwan | Leasing, Hire Purchase | Oct. 1982 | 95% |
| ORIX Auto Leasing Taiwan Corporation | Taiwan | Automobile Leasing | Apr. 1998 | 100% |
| ORIX METRO Leasing and Finance Corporation | Philippines | Leasing, Automobile Leasing | Jun. 1977 | 40% |
| Thai ORIX Leasing Co., Ltd. | Thailand | Leasing | Jun. 1978 | 49% |
| ORIX Auto Leasing (Thailand) Co., Ltd. | Thailand | Automobile Leasing & Rentals | (Aug. 2001) | 85% |
| ORIX Leasing Malaysia Berhad | Malaysia | Leasing, Lending, Hire Purchase | Sep. 1973 | 80% |
| ORIX Car Rentals Sdn. Bhd. | Malaysia | Automobile Rentals | Feb. 1989 | 28% |
| PT. ORIX Indonesia Finance | Indonesia | Leasing, Automobile Leasing | Apr. 1975 | 83% |
| INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED | India | Investment Banking, Corporate Finance | (Mar. 1993) | 21% |
| ORIX Auto Finance (India) Limited | India | Automobile Leasing | Mar. 1995 | 61% |

| | Country | Principal Business | Established (Acquired) | ORIX Ownership |
|---|---|---|---|---|
| INVESTSMART INDIA LIMITED | India | Financial Advisory & Brokerage Services | (Mar. 2000) | 38% |
| SCHOOLNET INDIA LIMITED | India | On line Education | (Aug. 2000) | 31% |
| Lanka ORIX Leasing Company Limited | Sri Lanka | Leasing, Automobile Leasing | Mar. 1980 | 30% |
| ORIX Australia Corporation Limited | Australia | Leasing, Automobile Leasing & Rentals | Jul. 1986 | 100% |
| Ranger Truck Rental and Leasing Pty Limited | Australia | Truck Rentals | (Jan. 1998) | 100% |
| AUSTRAL MERCANTILE COLLECTIONS PTY LIMITED | Australia | Debt Collection Services | Nov. 1998 | 50% |
| ORIX Hire Pty Limited | Australia | Trailer Leasing | May. 1999 | 100% |
| ORIX New Zealand Limited | New Zealand | Leasing, Automobile Leasing & Rentals | Aug. 1988 | 100% |
| ORIX Leasing Pakistan Limited | Pakistan | Leasing, Automobile Leasing, Lending | Jul. 1986 | 57% |
| ORIX Investment Bank Pakistan Limited | Pakistan | Investment Banking | Jul. 1995 | 29% |
| Oman ORIX Leasing Company SAOG | Oman | Leasing, Automobile Leasing | Jul. 1994 | 12% |
| ORIX Leasing Egypt SAE | Egypt | Leasing | Jun. 1997 | 36% |
| Saudi ORIX Leasing Company | Kingdom of Saudi Arabia | Leasing, Automobile Leasing | Nov. 2000 | 26% |
| MAF ORIX Finance PJSC | U.A.E. | Leasing | Apr. 2002 | 37% |
| **● Europe** | | | | |
| ORIX Europe Limited | U.K. | Corporate Finance | Nov. 1982 | 100% |
| ORIX Corporate Finance Limited | U.K. | Corporate Finance | Sep. 1989 | 100% |
| ORIX Investment & Development Capital Limited | U.K. | Investment Banking | (Apr. 2001) | 100% |
| ORIX IRELAND LIMITED | Ireland | Accounting & Administration Services | May. 1988 | 100% |
| ORIX Aviation Systems Limited | Ireland | Aircraft Leasing | Mar. 1991 | 100% |
| ORIX Aircraft Corporation | Japan | Aircraft Leasing | May. 1986 | 100% |
| ORIX Polska S.A. | Poland | Leasing, Automobile Leasing | (May. 1997) | 100% |

(As of June 26, 2002)

## DIRECTORS



Shunsuke Takeda
Deputy President

Yoshiaki Ishida
Vice Chairman*

Yoshihiko Miyauchi
Chairman and CEO*

Yasuhiko Fujiki
President and COO*

Katsuo Kawanaka
Deputy President

*Representative Directors



Hiroaki Nishina



Takeshi Sato



**Tatsuya Tamura**
Chairman, A.T. Kearney K.K.
Director (non executive),
Suruga Bank Ltd.



**Akira Miyahara**
Executive Advisor to the Board,
Fuji Xerox Co., Ltd.



**Yoshinori Yokoyama**
Director, McKinsey & Company, Inc.

## CORPORATE AUDITORS

**Standing Corporate Auditors**

Hiroshi Nakamura

Masaaki Yamamoto

**Corporate Auditor**

Hirotaka Takeuchi
Dean, Hitotsubashi University,
Graduate School of International
Corporate Strategy

## CORPORATE EXECUTIVE OFFICERS


Masahiro Matono


Hiroyuki Harada


Hiroshi Nakajima


Masaru Hattori


Koichiro Muta


Masaaki Tashiro


Yoshio Ono


Akira Fukushima


Nobuyuki Kobayashi


Shintaro Agata


Tetsuo Matsumoto


Yoshiyuki Yoshizumi


Teruo Isogai


Tamio Umaki


Takafumi Kanda


Yutaka Okazoe


Izumi Mizumori


Tsutomu Matsuzaki

**Chairman and Chief Executive Officer**

**Yoshihiko Miyauchi**

**President and Chief Operating Officer**

**Yasuhiko Fujiki**

**Vice Chairman**

**Yoshiaki Ishida**
Responsible for overseas activities

**Deputy Presidents**

**Shunsuke Takeda**
Chief Financial Officer

**Katsuo Kawanaka**
Tokyo Sales Headquarters

**Corporate Executive Vice President**

**Hiroaki Nishina**
Real Estate Headquarters
President, ORIX Real Estate Corporation

**Corporate Senior Vice Presidents**

**Takeshi Sato**
Chairman, ORIX USA Corporation

**Masahiro Matono**
District Sales Headquarters

**Hiroyuki Harada**
Investment and Credit Evaluation Group
Investment and Credit Information Management Group
Risk Management Group
Legal Affairs Group
Real Estate Appraisal Group

**Hiroshi Nakajima**
Kinki (Osaka) Sales Headquarters

**Masaru Hattori**
Head of Compliance
Accounting Department
General Affairs Department

**Koichiro Muta**
Investment Banking Headquarters

**Masaaki Tashiro**
Head, Real Estate Finance Headquarters
President, ORIX Asset Management and Loan Services Corporation

**Corporate Executive Officers**

**Yoshio Ono**
International Headquarters

**Akira Fukushima**
OQL Headquarters

**Nobuyuki Kobayashi**
IT Business Headquarters
PFS Department
President, ORIX Computer Systems Corporation
President, ORIX Call Center Corporation

**Shintaro Agata**
Treasury Department

**Tetsuo Matsumoto**
Real Estate Business Headquarters
Deputy President, ORIX Real Estate Corporation

**Yoshiyuki Yoshizumi**
Real Estate Finance Headquarters

**Teruo Isogai**
President, ORIX Auto Leasing Corporation

**Tamio Umaki**
President, ORIX Rentec Corporation

**Takafumi Kanda**
President, ORIX Credit Corporation
President, ORIX Club Corporation

**Yutaka Okazoe**
President, ORIX Baseball Club Co., Ltd.

**Izumi Mizumori**
President, ORIX Life Insurance Corporation

**Tsutomu Matsuzaki**
President, ORIX Capital Corporation

**Counselor and Special Advisor**

**Shogo Kajinishi**

**Advisor**

**D.E. Mundell**

(As of June 26, 2002)

**GROUP COMPANIES**

# CORPORATE INFORMATION

## ORIX Corporation

3-22-8, Shiba, Minato-ku,
Tokyo 105-8683, Japan
Tel: 81-3-5419-5000
Fax: 81-3-5419-5903

Established: April 17, 1964

Shareholders' Equity: ¥502,508 million

Number of Employees: 11,271

## Shareholder Information

Total Number of Shares Authorized:
259,000,000 shares

Total Number of Shares Outstanding:
84,303,985 shares

Number of Shareholders: 10,895

Transfer Agent for Common Shares:
UFJ Trust Bank Limited
1-4-3, Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan

Depositary Bank for ADRs:
Citibank, N.A.
111 Wall Street, New York,
New York 10043, U.S.A.

## Stock Exchange Listings

Common Shares and Convertible Notes:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange
Securities Code: 8591

New York Stock Exchange
Trading Symbol: IX

(As of March 31, 2002)

## For further information, please write to:

ORIX Corporation
Corporate Communications,
Office of the President
3-22-8, Shiba, Minato-ku,
Tokyo 105-8683, Japan
Tel: 81-3-5419-5102
Fax: 81-3-5419-5901
E-mail: orixir@orix.co.jp
URL: www.orix.co.jp

This annual report is printed on recycled paper.

To U.S. Holders:
PFIC

It is expected, and the following discussion assumes, that the Company will be a "passive foreign investment company" (a "PFIC") as defined in Section 1297(a) of the Internal Revenue Code in the year of the Offering and in future years by reason of the composition of its assets and the nature of its income.

A U.S. Holder who holds Shares will generally be subject to special rules (the "PFIC Rules") with respect to (i) any "excess distributions" on the Shares (generally, any distributions received by the U.S. Holder on the Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for the Shares) and (ii) any gain realized on the sale or other disposition (including a pledge) of the Shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Shares, (ii) the amount allocated to the current taxable year would be taxed as ordinary income, and (iii) the amount allocated to each of the prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such prior year.

Under the recently enacted Taxpayer Relief Act of 1997, a U.S. Holder, in lieu of being subject to the special tax and interest charges described above, may make an election to include gain, as ordinary income, on the stock of a PFIC under a mark-to-market method. Under such an election, the U.S. Holder generally includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the U.S. Holder's adjusted basis in such stock. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year to the extent of any unreversed mark-to-market gains previously included in income with respect to the stock. Prospective investors should consult their tax advisors about the desirability of making such a mark-to-market election.

A U.S. Holder would also avoid the application of such special tax and interest charges if it made an election to treat the PFIC as a "qualified electing fund" under Section 1295 of the Code, provided that the corporation complies with certain reporting and other requirements. The Company, however, does not intend to comply with the requirements necessary to permit a holder to make an election to have the Company treated as a "qualified electing fund."

A U.S. Holder who beneficially owns Shares on a PFIC during any year must make an annual return on IRS Form 8621 that describes the distributions received with respect to such Shares and any gain realized on the sale or other disposition of such Shares.

Know how

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IX
LISTED
NYSE®

Printed in Japan